Deutsche Bank	Exhibit 99.1
Interim Report as of June 30, 2013

Deutsche Bank

The Group at a glance

	Six months ended
	Jun 30, 2013	Jun 30, 2012

Share price at period end	€ 32.16	€ 28.50

Share price high	€ 38.73	€ 39.51

Share price low	€ 29.41	€ 26.17

Basic earnings per share	€ 2.05	€ 2.19

Diluted earnings per share	€ 1.99	€ 2.13

Average shares outstanding, in m., basic	969	931

Average shares outstanding, in m., diluted	999	958

Pre-tax return on average shareholders’ equity	11.5%	10.2%

Pre-tax return on average active equity	11.7%	10.3%

Post-tax return on average shareholders’ equity	7.1%	7.4%

Post-tax return on average active equity	7.3%	7.5%

Book value per basic share outstanding[1]	€ 55.68	€ 59.81

Cost/income ratio[2]	77.1%	79.2%

Compensation ratio[3]	38.3%	40.8%

Noncompensation ratio[4]	38.7%	38.3%

in € m.

Total net revenues	17,606	17,214

Provision for credit losses	828	733

Total noninterest expenses	13,572	13,627

Income before income taxes	3,206	2,854

Net income	1,995	2,074

in € bn. (unless stated otherwise)	Jun 30, 2013	Dec 31, 2012

Total assets	1,910	2,022

Total shareholders’ equity	57.5	54.0

Common Equity Tier 1 capital ratio[5]	13.3%	11.4%

Tier 1 capital ratio[5]	17.3%	15.1%

Number

Branches	2,939	2,984
thereof in Germany	1,934	1,944

Employees (full-time equivalent)	97,158	98,219
thereof in Germany	46,646	46,308

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).
[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[4]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[5]	The capital ratios relate the respective capital to risk-weighted assets for credit, market and operational risk. Excludes transitional items pursuant to section 64h (3) of the German Banking Act.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Comparative financial information for the year 2012 presented throughout this document has been restated in the context of the adoption of IFRS 10 and IAS 19R. For more details please see the note “Impact of Changes in Accounting Principles” of this Interim Report.

Deutsche Bank	Management Report	2
Interim Report as of June 30, 2013	Operating and Financial Review

Management Report

Operating and Financial Review

Economic Environment

Global economic growth is expected to have weakened slightly in the second quarter of 2013 compared to the prior quarter. Our main source for this assessment is the Purchasing Managers Index for the global economy which fell by one index point in the second quarter to an average of 52.0 points, nevertheless remained above the expansion threshold.

We expect a slight acceleration of growth in the industrial countries’ gross domestic product (GDP) in the second quarter of 2013 compared to the preceding quarter (GDP not released for the second quarter yet). Quarterly growth in the largest seven industrial countries probably rose from 1.5 % in the first quarter (annualized) to approximately 2 % in the second quarter (annualized). Monthly surveys of purchasing managers, however, clearly indicate risks of a downward trend for our quarterly forecasts, in particular for the U.S., where tax increases have come into effect and automatic cuts in expenditures are weighing on the economy.

In the eurozone, we expect that the GDP will have risen in the second quarter, following a quarter-on-quarter GDP decrease of 0.8% (annualized) in the first quarter. After Germany’s first quarter GDP rose only slightly due to adverse weather conditions, catch-up effects are expected to have led to a strong GDP rise in the second quarter. In the other eurozone countries, the decrease of the GDP should have continued in the second quarter, albeit at a somewhat slower pace.

Purchasing managers expect a weaker expansion of economic activity in the second quarter in the large emerging market countries Brazil, Russia, India and China, which account for approximately one quarter of the global economy.

For the global banking sector, the second quarter of 2013 turned out to be fairly average. At first, no larger distortions materialized – as a result of the European debt crisis for example - and the shift towards expansive monetary and fiscal policy in Japan gave financial markets a boost, initially taking them to new highs. However, the upbeat mood was dampened by the U.S. Federal Reserve’s announcement that it may in the near future scale back its policy of quantitative easing that has been supporting the economy and employment levels. This situation was compounded towards the end of the quarter by worries about China’s financial stability.

In Europe, the trends seen in recent quarters continued: there was a further drop in lending volumes to companies, household borrowing remained constant and deposits from the private sector rose once again. The necessary reduction in debt levels thus continued, at least in these two sectors. Banks’ margins in all business segments remained under pressure due to the very low level of interest rates, which saw even further downward pressure in the wake of the ECB’s latest official rate cut, and whatever little volume growth there was, such as in the German mortgage market, could not fully compensate for lower margins.

Total assets of eurozone banks declined further and are now approximately € 2.4 trillion (7%) lower than the previous year’s high. As such, the banks’ need to refinance on the capital markets fell considerably. Bond issuance by banks remained very low in the second quarter and was only slightly above the prior year’s level which had been extremely weak. Thus, the volume recorded in the first half-year was the lowest seen for a long time. Furthermore, the utilization of ECB funds has fallen by more than a third (nearly € 440 billion) since tensions on financial markets caused by the European debt crisis reached their peak a year ago.

Deutsche Bank	Management Report	3
Interim Report as of June 30, 2013	Operating and Financial Review

By contrast, the traditional banking business continued to grow in the U.S., with another moderate increase in lending to households and companies as well as deposits made by them.

From a global perspective, activity levels in investment banking - as in banking overall - were more or less normal and moderately above the prior-year period, which were, however, characterized by increased risk aversion on the part of investors in response to heightened tensions in the European Monetary Union. The issuance of debt and, in particular, equity rose considerably compared to 2012, while, by contrast, the mergers and acquisitions business faltered. Securities trading results should also prove to have been better than last year, not least due to the increase in market volatility seen in June.

Asset and wealth management initially profited from higher volume-based commissions on the further rise of equity and bond markets in April and May, while the greater uncertainty arising from the U.S. Federal Reserve’s announcement to taper off quantitative easing might help banks sustain margins. Overall, therefore, these businesses are likely to have done well in the second quarter.

In the regulatory context, a number of issues dominated the discussion in Europe and the U.S. In Europe, the laws (CRR/CRD 4) that will implement Basel 3 starting in 2014 were finally passed at the end of June 2013. However, the Basel Committee has already opened consultations on developing the capital standard further, e.g. with regard to the leverage ratio framework and the treatment of derivatives. Progress was also made in determining the mechanisms for winding down failed banks (RRD), as the European Council agreed a common position which will now be discussed with the European Parliament and the European Commission. In the U.S., proposals that would oblige foreign banks to operate their U.S. businesses as separate entities triggered a controversial debate. In connection with the EU-level discussions relating to so-called structural reforms of the banking sector, a law has recently been passed in Germany that obliges major banks to establish separate, independent subsidiaries to conduct their proprietary trading activities and certain business with hedge funds and other alternative investment funds. The requirements, however, are less far-reaching than those suggested by the Liikanen Group, which would require banks to separate market-making activities as well. To what extent the Commission will follow the suggestions of the Liikanen Group is unclear at this stage. Moreover, an intensive debate has emerged about the possible introduction of a binding leverage ratio. While CRD 4 in Europe follows the approach of the Basel Committee, by initially introducing a leverage ratio as a Pillar 2 instrument, U.S. authorities have recently proposed an even tighter version of the existing binding leverage ratio.

Consolidated Results of Operations

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %

Net revenues	8,215	8,020	195	2	17,606	17,214	392	2

thereof:

CB&S	3,710	3,396	313	9	8,314	8,210	104	1

GTB	994	979	14	1	1,986	1,947	39	2

DeAWM	1,039	981	57	6	2,281	2,136	146	7

PBC	2,447	2,304	144	6	4,831	4,700	131	3

NCOU	193	414	(222)	(53)	620	657	(37)	(6)

Provision for credit losses	473	418	55	13	828	733	95	13

Noninterest expenses	6,950	6,635	315	5	13,572	13,627	(55)	0

Income before income taxes	792	967	(175)	(18)	3,206	2,854	352	12

Income tax expense	457	301	156	52	1,211	781	430	55

Net income	335	666	(331)	(50)	1,995	2,074	(79)	(4)

Deutsche Bank	Management Report	4
Interim Report as of June 30, 2013	Operating and Financial Review

2013 to 2012 Three Months Comparison

Results in the second quarter reflected solid revenues across Core Bank and good progress in our Operational Excellence (OpEx) program, which influenced our noninterest expenses. While we reduced operating expenses, which reflected the ongoing implementation of OpEx, at the same time, related cost-to-achieve in comparison to previous quarters increased. In addition, our results reflected litigation related charges.

Our net revenues in the second quarter 2013 increased by 2 % to € 8.2 billion, compared to € 8.0 billion in the second quarter 2012. In Corporate Banking & Securities (CB&S) revenues were € 3.7 billion, up € 313 million, or 9%, versus the second quarter 2012. This was mainly supported by improved market sentiment in Sales & Trading (equity) as well as strong issuance activity in Origination and Advisory. Reduced revenues in Sales & Trading (debt and other products) reflected a more challenging market environment compared to the second quarter 2012. Revenues in Global Transaction Banking (GTB) were up € 14 million to € 994 million, or 1%, from the second quarter 2012 despite an ongoing challenging market environment and continued pressure on margins. The second quarter 2013 included a gain from the sale of Deutsche Card Services. Deutsche Asset & Wealth Management (DeAWM) revenues increased by € 57 million, or 6%, to € 1.0 billion, versus the second quarter 2012 mainly reflecting a higher asset under management base and higher client activity levels. Private & Business Clients (PBC) revenues were € 2.4 billion in the second quarter 2013, up € 144 million, or 6%, compared to the second quarter 2012, benefiting from improved market conditions and positive one-off effects in other products category. Revenues in the NCOU decreased by 53 % from € 414 million in the second quarter 2012 to € 193 million in the current quarter which mainly reflects the reduced asset base due to our de-risking activities. Consolidation & Adjustments (C&A) net revenues declined from negative € 55 million in the second quarter 2012 to negative € 167 million in the second quarter 2013, mainly due to the non-recurrence of positive effects from interest on taxes recorded in the prior year quarter 2012. Partly offsetting were effects from different accounting methods used for management reporting and IFRS.

Provision for credit losses was € 473 million in the second quarter 2013, an increase of € 55 million or 13 % compared to the second quarter 2012. This increase was driven by NCOU as well as by the Core Bank. The increase in NCOU was mainly attributable to IAS 39 reclassified assets. Higher provisioning in the Core Bank was mainly driven by a single client credit event in GTB along with higher provisions in CB&S and partly offset by reductions predominantly in PBC, where provision for credit losses continued to improve primarily reflecting a favorable environment in Germany.

Noninterest expenses were € 6.9 billion in the quarter, up € 315 million, or 5%, compared to the second quarter 2012. The increase was primarily attributable to general and administrative expenses, which were € 3.6 billion, up € 305 million compared to the second quarter 2012, mainly due to higher litigation-related expenses that were partly offset by lower expenses reflecting the ongoing implementation of the OpEx program. Compensation and benefits, were down € 179 million, reflecting lower compensation in CB&S as a result of the ongoing implementation of the OpEx program. Noninterest expenses from restructuring activities related to OpEx were € 192 million in the second quarter 2013. There were no such expenses in the second quarter 2012.

Income before income taxes was € 792 million in the second quarter 2013 versus € 1.0 billion in the second quarter 2012, a decrease of 18%.

Net income for the second quarter 2013 was € 335 million, compared to € 666 million in the second quarter 2012, a decrease of 50%. Income tax expense in the current quarter was € 457 million versus € 301 million in the comparative period. In the current quarter the effective tax rate of 58% was mainly impacted by expenses that are not tax deductible, which include litigation related charges, and adjustments for income taxes of prior periods. In the second quarter of 2012 the effective tax rate was 31%.

Deutsche Bank	Management Report	5
Interim Report as of June 30, 2013	Operating and Financial Review

2013 to 2012 Six Months Comparison

Net revenues in the first six months of 2013 increased by 2 % to € 17.6 billion, compared to € 17.2 billion in the first six months of 2012. Revenues in CB&S were € 8.3 billion, up € 104 million, or 1%, versus the first half of 2012. This was mainly driven by improved equity market sentiment in Sales & Trading (equity) as well as increased issuance activity in Orgination and Advisory. This increase was partly offset by a reduction of revenues in Sales & Trading (debt and other products) reflecting a more challenging market environment compared to the first six months of 2012, and in Advisory which was attributable to a reduced number of deals. Net revenues in GTB were € 2.0 billion, an improvement of € 39 million, or 2%, versus the first half of 2012, reflecting solid results despite margin compression and low interest rate levels; these were compensated by higher volumes. The first six months included a gain from the sale of Deutsche Card Services. Revenues in DeAWM were € 2.3 billion, an increase of € 146 million, or 7%, versus the first half of 2012, mainly due to a higher asset under management base and higher client activity levels. Net revenues in PBC amounting to € 4.8 billion increased by € 131 million, or 3%, versus the first six months of 2012, mainly driven by higher revenues from credit products as well as a higher contribution from Hua Xia Bank and positive one-off effects related to Consumer Banking Germany. Revenues in NCOU were € 620 million, lower by € 37 million, or 6%, compared to the first half of 2012. The impact of lower revenues following the execution of the accelerated de-risking strategy was partially offset by gains from dispositions as part of the de-risking conducted in the first half of 2013. The first six months of 2012 also included an impairment of € 257 million related to our exposure in Actavis. In C&A, net revenues were almost flat compared to the first six months of 2012.

Provision for credit losses in the first six months of 2013 was € 828 million, an increase of € 95 million, or 13%, compared to the same period of 2012. The provision for credit losses in our Core Bank amounted to € 566 million in the first six months of 2013, an increase of € 62 million, or 12%, compared to the same period of 2012, mainly driven by a single client credit event in GTB along with higher provisions in CB&S. Partly offsetting were lower provisions in PBC reflecting the continued robust performance in the German retail portfolio. Provision for credit losses in our NCOU increased by € 32 million, or 14%, to € 261 million primarily as a result of a single client credit event.

Noninterest expenses were € 13.6 billion in the first six months 2013, nearly unchanged compared to the first six months of 2012. Compensation and benefits were € 6.8 billion compared to € 7.0 billion in the first half of 2012. The decrease was mainly the result of lower compensation-related costs due to the ongoing implementation of OpEx. General and administrative expenses were down by € 63 million, or 1%. The decline was mainly driven by the ongoing implementation of the OpEx program. This effect was partly offset by higher litigation related expenses and cost-to-achieve reported as restructuring activities.

Income before income taxes was € 3.2 billion in the first six months of 2013, an increase by € 352 million, or 12%, versus € 2.9 billion in the first half 2012.

Net income in the first six months of 2013 was € 2.0 billion, compared to € 2.1 billion in the 2012 comparison period. Income tax expense in the first six months was € 1.2 billion versus € 781 million in the first six months of 2012. The effective tax rate in the first six months of 2013 of 38% was mainly impacted by expenses that are not tax deductible, which include litigation related charges, and adjustments for income taxes of prior periods. The effective tax rate in the comparative period was 27%.

Deutsche Bank	Management Report	6
Interim Report as of June 30, 2013	Operating and Financial Review

Segment Results of Operations

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	1,903	2,132	(228)	(11)	4,630	5,297	(667)	(13)

Sales & Trading (equity)	787	507	279	55	1,553	1,191	362	30

Origination (debt)	418	284	134	47	873	662	210	32

Origination (equity)	204	89	116	130	356	227	129	57

Advisory	116	136	(21)	(15)	185	258	(72)	(28)

Loan products	345	241	104	43	641	566	75	13

Other products	(63)	7	(70)	N/M	75	9	66	N/M

Total net revenues	3,710	3,396	313	9	8,314	8,210	104	1

Provision for credit losses	28	10	18	189	76	42	34	82

Total noninterest expenses	2,896	2,889	7	0	5,590	5,785	(195)	(3)
thereof:
Restructuring activities	43	0	43	N/M	96	0	96	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	1	1	0	3	11	6	5	72

Income before income taxes	785	496	289	58	2,637	2,377	260	11

N/M – Not meaningful

2013 to 2012 Three Months Comparison

The current quarter performance was significantly impacted by an uncertain macroeconomic backdrop which resulted in elevated market volatility and a broad sell-off across asset classes towards the end of the quarter. The second quarter 2013 net revenues were € 3.7 billion, versus € 3.4 billion in the second quarter 2012, and included a loss of € 58 million related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities, and a loss of € 69 million related to the mitigation of pro forma CRR/CRD 4 RWA on Credit Valuation Adjustment (CVA). Excluding these impacts, net revenues increased by € 440 million, or 13%, compared to the second quarter 2012.

Sales & Trading (debt and other products) net revenues were € 1.9 billion in the second quarter 2013, a decrease of € 228 million, or 11%, compared to the second quarter 2012. RMBS was impacted by lower client activity in a more challenging market environment, resulting in significantly lower revenues compared to the prior year quarter. Rates and Flow Credit also saw lower revenues compared to the prior year quarter driven by reduced market activity. In contrast, revenues in Foreign Exchange were higher, and in Commodities and Emerging Markets were significantly higher than the prior year quarter. Foreign Exchange performance was driven by higher market volatility and increased client activity. During the quarter, Deutsche Bank was ranked number one in the Euromoney Annual Foreign Exchange poll, for the ninth consecutive year. Performance in Commodities was supported by favorable market conditions, and in Emerging Markets, revenues were driven by improved flow performance. In Global Liquidity Management revenues were in line with the prior year quarter, whilst revenues in Credit Solutions were solid, although lower than the prior year quarter.

Sales & Trading (equity) generated net revenues of € 787 million in the second quarter 2013, an increase of € 279 million, or 55%, compared to the second quarter 2012. Both Equity Trading and Equity Derivatives revenues were significantly higher than the prior year quarter, supported by improved market sentiment. Prime Finance revenues were in line with the prior year quarter.

Origination and Advisory generated revenues of € 738 million in the second quarter 2013, an increase of € 229 million, or 45%, compared to the second quarter 2012. Debt Origination revenues increased significantly, driven by strong issuance activity and improved margins. Equity Origination revenues were up significantly, driven by higher revenues in U.S. and EMEA. Advisory revenues were lower than the prior year, reflecting a fall in deal volumes.

Deutsche Bank	Management Report	7
Interim Report as of June 30, 2013	Operating and Financial Review

Loan products revenues were € 345 million in the second quarter 2013, an increase of € 104 million, or 43%, compared to the second quarter 2012, reflecting higher revenues from lending related activity.

Net revenues from other products were negative € 63 million in the second quarter 2013, a decrease of € 70 million compared to the second quarter 2012, driven by the aforementioned DVA on certain derivative liabilities.

In provision for credit losses CB&S recorded a net charge of € 28 million in the second quarter 2013, compared to a net charge of € 10 million in the second quarter 2012.

Noninterest expenses were nearly unchanged compared to the second quarter 2012. The impact of significantly higher litigation-related charges was offset by lower compensation and noncompensation related costs reflecting the ongoing implementation of the OpEx program.

Income before income taxes was € 785 million in the second quarter 2013, compared to € 496 million in the second quarter 2012, mainly driven by improved revenues and the aforementioned effects from the OpEx program, partly offset by the impact of higher litigation-related expenses.

2013 to 2012 Six Months Comparison

The first half 2013 net revenues were € 8.3 billion, versus € 8.2 billion in the first half 2012, and included a gain of € 65 million related to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities, and a loss of € 94 million related to the mitigation of pro forma CRR/CRD 4 RWA on Credit Valuation Adjustment (CVA). Excluding these impacts, net revenues increased by € 133 million, or 2%, compared to the first half 2012.

Sales & Trading (debt and other products) generated net revenues of € 4.6 billion in the first six months of 2013, a decrease of € 667 million, or 13%, compared to the first six months of 2012. Lower revenues in Global Liquidity Management, Rates and Flow Credit, and Commodities, and significantly lower revenues in RMBS, reflected a more challenging market environment as macroeconomic uncertainty impacted client activity. In Emerging Markets revenues were higher than the prior year period, whilst in Credit Solutions and in Foreign Exchange, revenues were in line with the prior year period.

Sales & Trading (equity) generated net revenues of € 1.6 billion in the first six months of 2013, an increase of € 362 million, or 30%, compared to the first six months in 2012. Both Equity Trading and Equity Derivatives revenues were significantly higher than the first six months of 2012, driven by improved equity market sentiment.

Origination and Advisory generated revenues of € 1.4 billion in the first six months of 2013, an increase of € 267 million, or 23%, compared to the first six months of 2012. Debt Origination revenues were higher than the first six months of 2012 reflecting strong issuance activity. Equity Origination revenues increased significantly from the first six months of 2012 due to increased market activity. In Advisory, revenues were € 185 million, down by € 72 million, or 28%, compared to the first six months of 2012, due to a reduced number of deals. Deutsche Bank was ranked number one in Europe by share of Corporate Finance fees, and number one in Europe in Equity Origination (all rankings sourced from Dealogic unless stated).

Deutsche Bank	Management Report	8
Interim Report as of June 30, 2013	Operating and Financial Review

Loan products revenues were € 641 million in the first six months of 2013, an increase of € 75 million, or 13%, compared to the first six months of 2012, reflecting higher revenues from lending related activity.

Net revenues from other products were € 75 million in the first six months of 2013, an increase of € 66 million from the first six months of 2012, impacted by the aforementioned DVA on certain derivative liabilities.

In provision for credit losses CB&S recorded a net charge of € 76 million in the first six months of 2013, compared to a net charge of € 42 million in the first six months of 2012.

Noninterest expenses decreased by € 195 million, or 3%, in the first six months of 2013 compared to the first six months of 2012. This decrease was driven by lower compensation and noncompensation related costs resulting from the ongoing implementation of OpEx measures, partly offset by higher litigation related charges.

Income before income taxes was € 2.6 billion in the first six months of 2013, compared to € 2.4 billion in the first six months of 2012 reflecting revenues in line with the prior year, lower costs driven by the aforementioned effects from the OpEx program, partly offset by higher litigation related charges.

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %
Net revenues:

Transaction services	994	979	14	1	1,986	1,947	39	2

Other products	0	0	0	N/M	0	0	0	N/M

Total net revenues	994	979	14	1	1,986	1,947	39	2

Provision for credit losses	77	47	30	64	173	79	93	118

Total noninterest expenses	595	638	(43)	(7)	1,182	1,254	(72)	(6)
thereof:
Restructuring activities	12	0	12	N/M	14	0	14	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	322	294	27	9	631	614	17	3

N/M – Not meaningful

2013 to 2012 Three Months Comparison

The market environment in the second quarter of 2013 remained challenging with persistently low interest rates in core markets and continued pressure on margins. Net revenues in the second quarter 2013 increased by € 14 million, or 1%, compared to the second quarter 2012, a solid development despite the challenging macroeconomic environment. The second quarter 2013 included a gain from the sale of Deutsche Card Services. Revenues in Trade Finance were challenged by the difficult market environment mentioned above, especially in Asia and Europe, while volumes continued to grow. In Trust & Securities Services, revenues showed a robust performance as strong volumes compensated for the impact from low interest rate levels. Revenues from Cash Management also came under pressure driven by the aforementioned low interest rates.

Provision for credit losses was € 77 million in the second quarter 2013, versus € 47 million in the second quarter 2012. The increase was driven by a single client credit event in Trade Finance, partly offset by lower provision for credit losses in the commercial banking activities in the Netherlands.

Deutsche Bank	Management Report	9
Interim Report as of June 30, 2013	Operating and Financial Review

Noninterest expenses declined in the second quarter 2013 by € 43 million, or 7%, compared to the second quarter 2012. This decrease related to the non-recurrence of integration costs for the commercial banking activities in the Netherlands recorded in the second quarter 2012. The ongoing focus on cost management compensated for higher insurance-related expenses. Furthermore, the second quarter 2013 included cost-to-achieve related to OpEx, partially driven by the turn-around measures of the commercial banking activities in the Netherlands.

Income before income taxes increased by € 27 million, or 9%, compared to the second quarter 2012. The increase was mainly driven by the non-recurrence of the aforementioned integration costs as well as the sale of Deutsche Card Services, partly offset by higher provisions for credit losses.

2013 to 2012 Six Months Comparison

Net revenues increased in the first six months of 2013 by € 39 million, or 2%, compared to the first half of 2012, despite a challenging market environment. The first six months 2013 included a gain from the sale of Deutsche Card Services. Revenues in Trade Finance remained robust despite the aforementioned difficult market environment with margin compression being counterbalanced by continuing growth in volumes. In Trust & Securities Services, revenues showed a stable performance with higher volumes partially compensating the impact from low interest rate levels. Revenues from Cash Management benefited from higher volumes.

Provision for credit losses was € 173 million in the first six months 2013, versus € 79 million in the first six months 2012. The increase was primarily driven by a single client credit event in Trade Finance.

Noninterest expenses decreased by € 72 million, or 6%, compared to the first six months of 2012. This decrease primarily related to the non-recurrence of integration costs for the commercial banking activities in the Netherlands. Higher compensation- and insurance-related expenses were offset by an ongoing focus on cost management. Furthermore, cost-to-achieve related to OpEx occurred in the first six months 2013, partially due to the turn-around of the commercial banking activities in the Netherlands.

Income before income taxes increased by € 17 million, or 3%, compared to the prior year period, mainly due to higher revenues as well as the non-recurrence of integration costs. This was partly offset by a € 93 million increase in provision for credit losses.

Deutsche Asset & Wealth Management Corporate Division (DeAWM)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %
Net revenues:

Discretionary portfolio/fund management	542	504	38	7	1,065	990	75	8

Advisory/brokerage	223	204	19	9	436	403	34	8

Credit products	95	104	(9)	(9)	187	204	(17)	(8)

Deposits and payment services	68	56	11	20	137	125	12	10

Other products	111	112	(1)	(1)	456	415	42	10

Total net revenues	1,039	981	57	6	2,281	2,136	146	7

Provision for credit losses	0	8	(8)	(98)	13	8	5	69

Total noninterest expenses	957	875	82	9	1,965	1,822	143	8
thereof:
Policyholder benefits and claims	(7)	(4)	(3)	80	185	145	39	27
Restructuring activities	136	0	136	N/M	143	0	143	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	(1)	0	0	22	0	0	0	N/M

Income before income taxes	82	98	(16)	(17)	303	306	(3)	(1)

N/M – Not meaningful

Deutsche Bank	Management Report	10
Interim Report as of June 30, 2013	Operating and Financial Review

2013 to 2012 Three Months Comparison

In the current quarter DeAWM benefited from the rise of equity and bond markets in the first two months of the quarter, which was leading to signs of re-emerging client confidence.

In DeAWM net revenues increased by € 57 million, or 6%, in the second quarter 2013 compared to the same period in 2012. Discretionary portfolio management/fund management net revenues increased by € 38 million, or 7%, mainly due to a higher asset under management base. Net revenues from advisory/brokerage services increased by € 19 million, or 9%, driven by higher client activity levels. In credit products, revenues decreased by € 9 million, or 9%, due to lower lending volume mainly in Asia/Pacific. Net revenues from deposits and payment services increased by € 11 million, or 20%, driven by higher client activity levels. Net revenues from other products were essentially unchanged compared to the second quarter 2012.

Provision for credit losses decreased by € 8 million, or 98%, compared to the second quarter 2012, resulting from the U.S. lending business.

Noninterest expenses in the second quarter 2013 increased by € 82 million, or 9%, compared to the second quarter 2012 due to a significant increase in cost-to-achieve related to the OpEx program, partly offset by lower compensation and benefits costs reflecting the ongoing implementation of the OpEx program.

Income before income taxes in the second quarter 2013 decreased by € 16 million, or 17%, compared to the second quarter 2012, mainly driven by the aforementioned cost-to-achieve related to OpEx.

In the second quarter 2013, invested assets were down by € 27 billion, compared to the prior quarter primarily due to market depreciation and foreign currency movements.

2013 to 2012 Six Months Comparison

In DeAWM net revenues in the first six months of 2013 increased by € 146 million, or 7%, compared to the first six months of 2012. Discretionary portfolio management/fund management increased by € 75 million, or 8%, versus the 2012 comparison period due to a higher asset under management base. Net revenues from advisory/brokerage services increased by € 34 million, or 8%, driven by higher client activity levels. In credit products revenues decreased by € 17 million, or 8%, due to lower lending volume mainly in Asia/Pacific. Net revenues from deposits and payment services increased by € 12 million, or 10%, driven by higher client activity levels. Net revenues from other products increased by € 42 million, or 10%, versus the 2012 comparison period, mainly due to mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, largely offset in noninterest expenses.

Provision for credit losses increased in the first six months of 2013 by € 5 million, or 69%, versus the 2012 comparison period, driven by higher charges related to the U.S. lending business.

Noninterest expenses increased by € 143 million, or 8%, compared to first half of 2012 due to an increase in cost-to-achieve related to the OpEx program and the aforementioned effects from Abbey Life.

Income before income taxes in the first six months of 2013 decreased by € 3 million, or 1%, versus the first half of 2012.

As of June 30, 2013, invested assets remained nearly unchanged compared to December 31, 2012.

Deutsche Bank	Management Report	11
Interim Report as of June 30, 2013	Operating and Financial Review

Private & Business Clients Corporate Division (PBC)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %
Net revenues:

Discretionary portfolio management/fund management	60	49	12	24	118	101	17	16

Advisory/brokerage	244	203	41	20	503	480	22	5

Credit products	838	816	22	3	1,693	1,629	64	4

Deposits and payment services	944	1,001	(57)	(6)	1,898	2,007	(109)	(5)

Other products	361	235	126	53	620	483	137	28

Total net revenues	2,447	2,304	144	6	4,831	4,700	131	3

Provision for credit losses	194	216	(22)	(10)	305	376	(70)	(19)

Total noninterest expenses	1,746	1,713	33	2	3,536	3,482	54	2
thereof:
Impairment of intangible assets	0	0	0	N/M	0	10	(10)	N/M

Noncontrolling interests	0	7	(7)	(99)	0	15	(15)	(98)

Income before income taxes	507	367	140	38	990	827	162	20

Breakdown of PBC by business

Advisory Banking Germany:

Net revenues	923	913	11	1	1,855	1,906	(51)	(3)

Provision for credit losses	36	55	(18)	(34)	40	73	(33)	(45)

Noninterest expenses	761	721	39	5	1,571	1,463	108	7

Income before income taxes	126	137	(10)	(7)	244	370	(126)	(34)

Advisory Banking International:

Net revenues	528	471	56	12	1,035	950	85	9

Provision for credit losses	61	57	5	8	117	102	14	14

Noninterest expenses	262	291	(29)	(10)	553	585	(32)	(5)

Income before income taxes	204	123	80	65	365	263	102	39

Consumer Banking Germany:[1]

Net revenues	996	920	77	8	1,941	1,844	97	5

Provision for credit losses	96	104	(8)	(8)	148	200	(52)	(26)

Noninterest expenses	723	700	23	3	1,412	1,433	(22)	(2)

Noncontrolling interests	0	8	(7)	(99)	0	15	(15)	(98)

Income before income taxes	177	107	70	65	381	195	186	95

N/M – Not meaningful

[1]	Mainly Postbank (including purchase price allocation, noncontrolling interests and other transaction related components).

2013 to 2012 Three Months Comparison

The low interest rate environment in the second quarter continued to impact particularly the deposit business and supported a further increase of our mortgage volumes. Investment products were still impacted by muted client activity. Results benefited from a benign credit environment in Germany.

Net revenues in PBC increased by € 144 million, or 6%, compared to the second quarter 2012, mainly driven by higher revenues from other products, which increased by € 126 million, or 53%, compared to the second quarter 2012. The increase was driven by higher equity pick-ups related to our Hua Xia Bank stake, increased releases from Postbank-related loan loss allowances recorded prior to consolidation, and positive one-off effects related to Consumer Banking Germany. Net revenues from discretionary portfolio management/fund management and advisory/brokerage products increased by € 12 million, or 24%, and by € 41 million, or 20%, respectively, compared to the second quarter 2012. Both product categories benefited from improved market conditions. Net revenues from credit products increased by € 22 million, or 3%, compared to the second quarter 2012, driven by higher volumes, especially in mortgages. Net revenues from deposit and payment services decreased by € 57 million, or 6%, compared to the second quarter 2012, primarily in Consumer Banking Germany, reflecting a strategic reduction of volumes and reduced margins resulting from a persisting low interest rate environment.

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Interim Report as of June 30, 2013	Operating and Financial Review

Provision for credit losses decreased by € 22 million, or 10%, versus the second quarter 2012. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income. Provision for credit losses benefited from a favorable environment in Germany reflected in Advisory Banking Germany and Consumer Banking Germany. In Advisory Banking International, provision for credit losses increased slightly by € 5 million, compared to the second quarter 2012, due to a difficult environment, mainly in Italy.

Noninterest expenses increased by € 33 million, or 2%, compared to the second quarter 2012, mainly driven by € 40 million higher cost-to-achieve related to the Postbank integration and other measures as part of our OpEx program. The second quarter 2013 included a positive impact from a release of a provision related to the Hua Xia Bank credit card cooperation, mainly offset by higher infrastructure expenses.

Income before income taxes increased by € 140 million, or 38%, compared to the second quarter 2012, mainly driven by higher revenues and lower provision for credit losses.

Invested assets decreased by € 5 billion versus March 31, 2013, driven by € 3 billion net outflows, mainly in deposits, and € 2 billion market depreciation.

2013 to 2012 Six Months Comparison

Net revenues in PBC increased by € 131 million, or 3%, versus the first six months of 2012, mainly driven by higher revenues from other products, which increased by € 137 million, or 28%, compared to the first six months of 2012. The increase was driven by higher equity pick-ups related to our Hua Xia Bank stake and positive one-off effects related to Consumer Banking Germany.

Net revenues from discretionary portfolio management/fund management and advisory/brokerage increased by € 17 million, or 16%, and by € 22 million, or 5%, respectively, compared to the first six months of 2012. Both product categories benefited from improved market conditions. Net revenues from credit products increased by € 64 million, or 4%, compared to the first six months of 2012, driven by higher volumes in Germany, especially related to mortgages, with improved contribution from all businesses. Net revenues from deposit and payment services decreased by € 109 million, or 5%, compared to the first six months of 2012, reflecting a strategic reduction of volumes and slightly reduced margins resulting from a persisting low interest rate environment, which impacted all businesses.

Provision for credit losses decreased by € 70 million, or 19%, versus the first six months 2012. This excludes releases from Postbank-related loan loss allowances recorded prior to consolidation. The impact of such releases is reported as interest income. Provision for credit losses benefited from a favorable environment in Germany reflected in Advisory Banking Germany and Consumer Banking Germany. In Advisory Banking International, provision for credit losses was up in a difficult environment by € 14 million, mainly in Italy.

Noninterest expenses increased by € 54 million, or 2%, compared to the first six months of 2012, mainly driven by € 56 million higher cost-to-achieve related to the Postbank integration and other measures as part of our OpEx program.

Income before income taxes increased by € 162 million, or 20%, compared to the first six months of 2012, mainly driven by higher revenues and lower provision for credit losses.

Invested assets decreased by € 8 billion versus December 31, 2012, due to € 8 billion net outflows, mainly in deposits.

Deutsche Bank	Management Report	13
Interim Report as of June 30, 2013	Operating and Financial Review

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %
Net revenues	193	414	(222)	(53)	620	657	(37)	(6)

Provision for credit losses	174	138	37	27	261	229	32	14

Total noninterest expenses	718	488	230	47	1,255	1,173	82	7
thereof:
Restructuring activities	1	0	1	N/M	2	0	2	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	5	(6)	N/M	(1)	21	(22)	N/M

Income (loss) before income taxes	(699)	(216)	(483)	N/M	(895)	(765)	(130)	17

N/M – Not meaningful

2013 to 2012 Three Months Comparison

Whilst favorable market conditions during 2013 have enabled de-risking activity to be progressed for a net gain, market conditions will continue to impact the timing of future de-risking and associated de-risking costs.

Net revenues in the NCOU in the second quarter 2013 decreased by € 222 million, or 53%, adversely impacted by the deterioration of market conditions in June. Whilst performance from operating assets has remained stable, the net interest margin generated by wholesale assets has reduced following de-risking activity undertaken. This has been partially offset by de-risking gains generated in the quarter.

Provision for credit losses in the second quarter 2013 was € 174 million, up € 37 million compared to the second quarter 2012, predominantly driven by IAS 39 reclassified assets.

Noninterest expenses increased by € 230 million, or 47%, compared to the second quarter 2012. The reporting period included € 347 million of expenses relating to investments in operating assets, such as The Cosmopolitan of Las Vegas, Maher Terminals and BHF-BANK. The increase compared to the previous year was mainly driven by higher litigation related expenses and to a lesser extent increased expenses related to our investments in operating assets.

The loss before income taxes increased by € 483 million, versus the same quarter in 2012, primarily driven by the aforementioned movements and impacts.

The pro forma CRR/CRD 4 RWA equivalent capital savings achieved during the second quarter 2013 equated to € 11 billion with associated adjusted balance sheet reduction of € 14 billion. The Basel 2.5 RWA equivalent capital savings in the second quarter 2013 amounted to € 8 billion.

2013 to 2012 Six Months Comparison

Net revenue in the NCOU were € 37 million, or 6%, lower in the first half 2013 compared to the first half of 2012. While revenues in the first half of 2013 were negatively impacted by effects of the execution of the de-risking strategy partially offset by related de-risking gains, the prior-year period included an impairment of € 257 million related to our exposure in Actavis.

Provision for credit losses in the first six months of 2013 increased by € 32 million compared to the first six months of 2012, driven by a single client credit event.

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Interim Report as of June 30, 2013	Operating and Financial Review

Noninterest expenses for the first six months of 2013 were € 1.3 billion, an increase of € 82 million, or 7%, compared to the first six months in 2012 after taking account of the litigation-related expenses. The reporting period included € 667 million expenses relating to investments in operating assets such as The Cosmopolitan of Las Vegas, Maher Terminals and BHF-BANK.

The loss before income taxes was € 895 million, an increase of € 130 million compared to the first half of the prior year. Each period was impacted by a number of different one-off items.

The pro forma CRR/CRD 4 RWA equivalent capital savings achieved during first half year 2013 equated to € 26 billion with associated adjusted balance sheet reduction of € 22 billion. The Basel 2.5 RWA equivalent capital savings in the first half 2013 was €17 billion.

Consolidation & Adjustments (C&A)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %	Jun 30, 2013	Jun 30, 2012	Absolute Change	Change in %
Net revenues	(167)	(55)	(112)	N/M	(426)	(435)	9	(2)

Provision for credit losses	0	0	0	N/M	0	0	0	N/M

Noninterest expenses	38	31	7	22	44	111	(68)	(61)

Noncontrolling interests	(1)	(14)	13	(95)	(10)	(42)	32	(75)

Income (loss) before income taxes	(205)	(72)	(132)	182	(460)	(505)	45	(9)

N/M – Not meaningful

2013 to 2012 Three Months Comparison

Loss before income taxes in C&A was € 205 million in the second quarter 2013 and € 72 million in the prior year quarter. Results in both periods were impacted by significant effects related to the hedging of net investments in certain foreign operations. Effects from different accounting methods used for management reporting and IFRS had no significant impact in the second quarter 2013 as positive effects related to shifts of the euro and U.S. dollar interest rate curves largely offset negative effects from narrowed U.S. dollar/euro basis spreads and structured credit spreads on our own debt. In addition to the aforementioned hedging effects, results in the second quarter 2012 included, interest income on taxes as well as negative effects from different accounting methods used for management reporting and IFRS, which were particularly driven by a significant flattening of the U.S. dollar yield curve partly offset by narrowed U.S. dollar/euro basis spreads.

2013 to 2012 Six Months Comparison

Loss before income taxes in C&A was € 460 million in the first half of 2013 and € 505 million in the six months of 2012. Results in the first six months 2013 were mainly impacted by effects related to the hedging of net investments in certain foreign operations and effects from different accounting methods used for management reporting and IFRS, mainly attributable to a steepening of the euro and U.S. dollar interest rate curves and a narrowing of the U.S. dollar/euro basis spreads. Loss before income taxes in the first half 2012 was primarily driven by effects from different accounting methods used for management reporting and IFRS, predominantly also reflecting a rise in the euro and U.S. dollar interest rate curves and a narrowing of the U.S. dollar/euro basis spreads. In addition, results in that period included negative effects from hedging of net investments and interest income on tax related items.

Deutsche Bank	Management Report	15
Interim Report as of June 30, 2013	Operating and Financial Review

Financial Position

in € m. (unless stated otherwise)	Jun 30, 2013	Dec 31, 2012	Absolute Change	Change in %

Cash and due from banks	21,195	27,877	(6,682)	(24)

Interest-earning deposits with banks	95,492	120,637	(25,145)	(21)

Central bank funds sold, securities purchased under resale agreements and securities borrowed	65,096	60,583	4,513	7

Trading assets	237,051	254,459	(17,408)	(7)

Positive market values from derivative financial instruments	635,866	768,353	(132,488)	(17)

Financial assets designated at fair value through profit or loss	191,402	187,027	4,375	2
thereof:
Securities purchased under resale agreements	125,133	124,987	145	0
Securities borrowed	33,837	28,304	5,533	20

Loans	387,751	397,377	(9,626)	(2)

Brokerage and securities related receivables	165,757	97,312	68,444	70

Remaining assets	110,271	108,650	1,621	1

Total assets	1,909,879	2,022,275	(112,396)	(6)

Deposits	553,844	577,210	(23,366)	(4)

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	30,960	39,310	(8,350)	(21)

Trading liabilities	60,650	54,400	6,250	11

Negative market values from derivative financial instruments	617,066	752,652	(135,586)	(18)

Financial liabilities designated at fair value through profit or loss	97,749	110,409	(12,660)	(11)
thereof:
Securities sold under repurchase agreements	73,658	82,267	(8,609)	(10)
Securities loaned	4,948	8,443	(3,495)	(41)

Other short-term borrowings	71,731	69,661	2,070	3

Long-term debt	142,775	157,325	(14,550)	(9)

Brokerage and securities related payables	193,519	127,456	66,063	52

Remaining liabilities	83,850	79,612	4,238	5

Total liabilities	1,852,144	1,968,035	(115,891)	(6)

Total equity	57,735	54,240	3,495	6

Movements in Assets

The decrease of € 112 billion compared to December 31, 2012, was driven by a € 132 billion reduction in positive market values from derivative financial instruments, predominantly related to interest-rate derivatives due to shifts in U.S. dollar, euro and pound sterling yield curves in the first half of 2013.

Cash and due from banks as well as interest-earning deposits with banks decreased in the same period by € 7 billion and € 25 billion, respectively, primarily resulting from managed reductions in our wholesale funding activities, other deposits and long-term debt, as well as liquidity reserve optimization.

Trading assets were down by € 17 billion, almost evenly split between debt and equity securities.

These decreases were partly offset by a € 68 billion increase in brokerage and securities related receivables, following the usual pattern of lower year-end levels versus higher volumes over the course of the year.

Foreign exchange rate movements (included in the figure above), in particular the significant weakening of the Japanese yen, the pound sterling and the Australian dollar versus the euro which was only partly off-set by the slightly stronger U.S. dollar, contributed € 6 billion to the reduction of our balance sheet in the first six months 2013.

Movements in Liabilities

As of June 30, 2013, total liabilities decreased by € 116 billion compared to year-end 2012.

Deutsche Bank	Management Report	16
Interim Report as of June 30, 2013	Operating and Financial Review

Negative market values from derivative financial instruments declined by € 136 billion, primarily related to interest-rate derivatives due to shifts in U.S. dollar, euro and pound sterling yield curves in the first half of 2013, like for positive market values from derivative financial instruments as outlined above.

Deposits were down by € 23 billion, driven by the aforementioned reductions in our wholesale funding activities and reductions in our retail and transaction banking businesses from their year-end peaks.

The € 15 billion decrease in long-term debt reflects the concentration of 2013 maturities in the first half of the year 2013 as well as other debt management activities.

Similar to the corresponding movement in our assets, brokerage and securities related payables were up € 66 billion compared to December 31, 2012.

Equity

Total equity as of June 30, 2013 increased by € 3.5 billion compared to December 31, 2012. The main factors contributing to this development were a capital increase of € 3.0 billion from the issuance of 90 million new common shares on April 30, 2013 and net income attributable to Deutsche Bank shareholders of € 2.0 billion. Partly offsetting were cash dividends paid to Deutsche Bank shareholders of € 764 million and remeasurement losses related to defined benefit plans of € 609 million, which are recorded in retained earnings.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital and capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”.

Tier 1 capital as of June 30, 2013 was € 54.2 billion, € 3.8 billion higher than at the end of 2012, resulting in a Tier 1 capital ratio of 17.3 % as of June 30, 2013, up from 15.1 % at December 31, 2012. Common Equity Tier 1 capital increased in the first six months of 2013 by € 3.7 billion to € 41.7 billion, resulting in a Common Equity Tier 1 capital ratio of 13.3 % as of June 30, 2013, compared to 11.4 % at the end of 2012.

The increase in Tier 1 capital and Common Equity Tier 1 capital (also referred to as Core Tier 1 capital) in the first half of 2013 resulted from the aggregate gross proceeds of our share issuance in the second quarter which amounted to € 3.0 billion as well as the first half year’s net income attributable to Deutsche Bank shareholders of € 2.0 billion.

Risk-weighted assets were € 314 billion as of June 30, 2013, € 19.3 billion lower than at the end of 2012, largely reflecting reductions in credit risk. Risk-weighted assets for credit risk decreased by € 18.9 billion, primarily due to asset sales and hedging as well as advanced model roll outs. The decrease was partly offset by organic growth in the Core Bank. Additionally, risk-weighted assets for market risk increased by € 2.0 billion mainly driven by higher risk levels in relation to our internal stressed value-at-risk models. Risk-weighted assets for operational risk decreased to € 49 billion as of June 30, 2013, compared to € 52 billion at year-end 2012, mainly due to integration of Postbank into the Deutsche Bank Group AMA model.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of June 30, 2013 and December 31, 2012 the carrying value of reclassified assets was € 11.7 billion and € 17.0 billion, respectively, compared with a fair value of € 10.9 billion and € 15.4 billion as of June 30, 2013 and December 31, 2012, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”” for additional information on these assets and on the impact of their reclassification.

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Interim Report as of June 30, 2013	Operating and Financial Review

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages [1,2]	Jun 30, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]

AA Monolines:[4]
Other subprime	15	10	(2)	8	112	47	(11)	36
Alt-A	2,835	994	(108)	886	3,011	1,181	(191)	990

Total AA Monolines	2,850	1,005	(110)	894	3,123	1,228	(202)	1,026

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of €nil as of June 30, 2013 and € 11 million as of December 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Other Monoline exposure[1,2]	Jun 30, 2013				Dec 31, 2012
in € m.	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]	Notional amount	Value prior to CVA[3]	CVA[3]	Fair value after CVA[3]

AA Monolines:[4]
TPS-CLO	1,886	390	(50)	340	2,441	575	(101)	474
CMBS	1,104	2	0	2	1,092	2	0	2
Student loans	302	0	0	0	297	29	(3)	26
Other	707	165	(48)	116	882	274	(127)	147

Total AA Monolines	3,998	557	(98)	458	4,712	880	(231)	649

Non Investment- Grade Monolines:[4]
TPS-CLO	413	90	(17)	73	455	147	(40)	107
CMBS	3,320	32	(2)	30	3,377	92	(28)	64
Corporate single name/Corporate CDO	3	0	0	0	12	0	0	0
Student loans	643	143	(17)	126	1,284	534	(170)	364
Other	1,049	132	(22)	110	1,084	185	(66)	119

Total Non Investment- Grade Monolines	5,428	396	(58)	337	6,212	958	(304)	654

Total	9,426	952	(157)	796	10,924	1,838	(535)	1,303

[1]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 30 million as of June 30, 2013, and € 40 million as of December 31, 2012, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[2]	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
[3]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monolines CVA methodology is reviewed on a quarterly basis by management.

[4]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.

Related Party Transactions

We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Supervisory Board

The Supervisory Board’s term of office ended upon conclusion of the General Meeting on May 23, 2013, with the exception of the mandate of Ms. Katherine Garrett-Cox, who was elected for a term of office until the conclusion of the General Meeting that resolves on the ratification of the acts of management for the 2015 financial

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Interim Report as of June 30, 2013	Operating and Financial Review

year, and of the mandates of Dr. Paul Achleitner, Peter Löscher and Professor Dr. Klaus Rüdiger Trützschler, who were elected for a term of office until the conclusion of the General Meeting that resolves on the ratification of the acts of management for the 2016 financial year.

The following persons were newly elected to the Supervisory Board of Deutsche Bank AG:

As representatives of the employees: Frank Bsirske, Timo Heider, Sabine Irrgang, Bernd Rose and Stephan Szukalski; as representatives of the shareholders: John Cryan, Georg F. Thoma and Dina Dublon (the latter with effect from November 1, 2013).

The following persons were re-elected: As representatives of the employees: Alfred Herling, Martina Klee, Henriette Mark, Gabriele Platscher and Rudolf Stockem; as shareholder representatives: Professor Dr. Henning Kagermann, Suzanne Labarge, Dr. Johannes Teyssen and Tilman Todenhöfer (the latter until the end of day October 31, 2013).

The following members left the Supervisory Board upon conclusion of the General Meeting on May 23, 2013: as representatives of the employees: Wolfgang Böhr, Karin Ruck, Marlehn Thieme, Stefan Viertel and Renate Voigt; as representatives of the shareholders: Dr. Karl-Gerhard Eick and Werner Wenning.

At the constitutive meeting of the Supervisory Board on May 23, 2013, Dr. Paul Achleitner was elected Chairman of the Supervisory Board and Alfred Herling Deputy Chairman of the Supervisory Board.

Significant Transactions

BHF-BANK

On September 20, 2012, we announced that we have reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Given the uncertainty created by outstanding substantive approvals, we do not consider held for sale classification appropriate as of June 30, 2013 and will not reclassify the disposal group as held for sale until such approvals are given.

Events after the Reporting Date

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

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Interim Report as of June 30, 2013	Risk Report

Risk Report

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since yearend 2012, can be found in our Financial Report 2012.

General Approach

The qualitative and quantitative risk disclosures provide a comprehensive view on the risk profile of Deutsche Bank Group. All quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates June 30, 2013 and December 31, 2012.

With the legally enforceable domination agreement between Deutsche Bank and Postbank in place since September 2012, Postbank’s risk management function has been functionally integrated in our risk function, e.g., regarding functional reporting lines, joint committee structure and group-wide policies. Statements regarding risk management hence generally refer to the Group including Postbank. In limited instances where differing approaches remain or where a consolidated view for quantitative information cannot be presented, this is separately highlighted.

CRR/CRD 4

In the European Union, the Regulation on prudential requirements for credit institutions and investment firms (Capital Requirements Regulation, or “CRR”) and the Directive on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Capital Requirements Directive 4, or “CRD 4”) implementing Basel 3 were passed on June 27, 2013. They represent the new regulatory framework regarding capital, leverage and liquidity ratios applicable by January 1, 2014.

We provide details on our respective CRR/CRD 4 capital ratio application in the respective paragraph within the non-GAAP financial measures section. We have also reassessed our leverage ratio calculation and provide further details in the balance sheet management section.

Disclosures according to principles and recommendations of the Enhanced Disclosure Task Force (EDTF)

In 2012 the Enhanced Disclosure Task Force (“EDTF”) of which we are a member was established as a private sector initiative under the auspice of the Financial Stability Board, with the primary objective to develop fundamental principles for enhanced risk disclosures and to recommend improvements to existing risk disclosures. Whilst we integrated nearly all recommended disclosures already into the year-end reporting for 2012 we chose to focus on the most relevant for the quarterly reportings.

Scope of Consolidation

The following risk disclosures providing quantitative information are presented in accordance with International Financial Reporting Standards. Consequently, the disclosure is generally based on the IFRS principles of valuation and consolidation. However, for a few disclosures, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail in our Financial Report 2012. Where the regulatory relevant scope is used this is explicitly stated.

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Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (including tax and strategic risk), reputational risk and liquidity risk. We manage the identification, assessment and mitigation of top and emerging risks through a rigorous governance process and robust risk management tools and processes. Our proactive approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed through a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture risks that have an impact across our risk inventories and business divisions or those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include: the potential escalation of the European sovereign debt crisis, the impact of a potential U.S. fiscal stalemate, a potential slowdown in Asian growth and the potential risk of a geopolitical shock. These risks have been an overall consistent focus throughout recent quarters. The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The year 2012 saw increased regulation in the financial services industry and the first half of 2013 has confirmed that this trend is likely to continue through 2013. We are focused on ensuring that we act proactively to identify potential political and regulatory changes and assess the possible impact on our business model and processes.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in the first six months of 2013 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting our strategic management initiatives. This approach is reflected across the different risk metrics summarized below.

Credit Risk Summary

—

In our efforts to manage the ongoing volatile macroeconomic environment we have adhered to core credit principles of proactive and prudent risk management through maintenance of rigid underwriting standards, active concentration risk management and risk mitigation strategies.

—

Despite concerns related to the European sovereign crisis, the relatively resilient German and U.S. economies, a diversified and predominantly investment-grade-rated portfolio and active de-risking of more vulnerable assets has allowed us to contain credit losses.

—

Provision for credit losses in the first six months of 2013 was € 828 million, an increase of € 95 million or 13 % compared to the same period of 2012. The provision for credit losses in our Core Bank amounted to € 566 million in the first six months of 2013, an increase of € 62 million compared to the same period of 2012, mainly driven by a single client credit event in GTB along with higher provisions in CB&S. Partly offsetting were lower provisions in PBC reflecting the continued robust performance in the German retail portfolio. Provision for credit losses in our NCOU increased by € 32 million to € 261 million primarily as a result of a single client item.

—	Our corporate credit loan exposure decreased by 5 % or € 11.3 billion in the first six months of 2013 mainly due to a reduction in IAS 39 reclassified exposure including sales.
—	The portion of our corporate credit portfolio book carrying an investment-grade rating amounted to 73 % at June 30, 2013, marginally lower compared to December 31, 2012.

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—

The economic capital usage for credit risk decreased to € 12.4 billion as of June 30, 2013, compared to € 12.6 billion at year-end 2012 reflecting operating model improvements and exposure reductions, primarily in NCOU, compensated by model updates.

Market Risk Summary

—

Nontrading market risk economic capital usage totalled € 9.0 billion as of June 30, 2013, compared to € 8.5 billion at year-end 2012. The increase is primarily driven by methodology updates and exposure increases for structural foreign exchange risk partially offset by de-risking activities in the NCOU.

—	The economic capital usage for trading market risk totalled € 4.8 billion as of June 30, 2013, compared with € 4.7 billion at year-end 2012, broadly unchanged across the period.
—

The average value-at-risk of our trading units was € 57.2 million during the first six months of 2013, compared to € 57.1 million for the full year 2012 with lower levels within each risk type offset by reduced diversification benefit across the portfolio.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 5.2 billion as of June 30, 2013, compared to € 5.0 billion at year-end 2012. This is mainly driven by increased Deutsche Bank specific and industry-wide operational risk loss profiles. The related operational risk losses that have materialised and give rise to the increased economic capital usage are largely due to the culmination of litigation stemming from the events of the last decade. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

Liquidity Risk Summary

—

Liquidity reserves were € 213 billion as of June 30, 2013 (€ 232 billion as of December 31, 2012), which support a comfortable net liquidity position under stress. The reduction in liquidity reserves is largely in line with capital markets maturities and the reduction in our short term wholesale funding.

—	Capital markets issuance activities in the first six months 2013 amounted to € 12.5 billion as compared to a planned volume of € 18 billion for the full year 2013.
—	63 % of our overall funding came from the funding sources we categorize as the most stable including long-term issuance, retail and transaction banking deposits.

Capital Management Summary

—

We increased our capital by issuing 90 million shares to further strengthen the bank’s equity capitalization. The shares were issued from authorized capital excluding pre-emptive rights and were placed with institutional investors by way of an accelerated book build offering on April 30, 2013. The aggregate gross proceeds of the share issuance amounted to € 3.0 billion.

—	On May 22, 2013, we issued USD 1.5 billion (€ 1.2 billion) of CRR/CRD 4 eligible subordinate Tier 2 notes.
—	The Common Equity Tier 1 capital (formerly: Core Tier 1 capital) ratio was 13.3 % as of June 30, 2013, compared to 11.4 % at year-end 2012.
—

Risk-weighted assets decreased by € 19 billion to € 314 billion as of June 30, 2013, compared to € 334 billion at year-end 2012, mainly driven by a € 19 billion decrease in risk-weighted assets from credit risk, primarily due to asset sales and hedging as well as advanced model roll outs.

—

The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 170 % as of June 30, 2013, compared to 158 % as of December 31, 2012.

—

After achieving a CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio of 7.8 % by year-end 2012, our CRR/CRD 4 pro forma fully loaded Common Equity Tier 1 ratio increased to 10.0 % as of June 30, 2013.

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Balance Sheet Management Summary

—

As of June 30, 2013, our adjusted leverage ratio was 19 and improved compared to year-end 2012. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 33 as of June 30, 2013, also a decrease compared to year end 2012.

—

Following the publication of the CRR/CRD 4 on June 27, 2013, we have reassessed our leverage ratio calculation according to the future legally binding framework. As of June 30, 2013, our leverage ratio was 3.0%, taking into account Tier 1 capital on an adjusted fully loaded basis of € 48 billion over an applicable exposure measure of € 1,583 billion. (The adjusted Tier 1 capital fully loaded comprises pro-forma fully loaded Common Equity Tier 1 Capital plus all eligible Additional Tier 1 Capital outstanding under the phase-in. New eligible Additional Tier 1 Capital will be issued as the latter one phases out.)

Risk Profile

Our mix of various business activities implies diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital metric, which mirrors each business division’s risk profile before cross-risk effects on group level. The changes from year-end 2012 mainly reflect offsetting effects of our de-risking strategy and methodology updates across risk types.

Risk profile of our business areas as measured by total economic capital

	Jun 30, 2013
	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	18	6	1	13	6	0	12,437	43

Market Risk	18	1	5	12	8	5	13,786	48

Operational Risk	7	0	2	2	7	0	5,161	18

Diversification Benefit	(6)	0	(1)	(2)	(6)	0	(4,618)	(16)

Business Risk	6	0	0	0	0	0	1,855	6

Total EC in € m.	12,382	1,765	1,909	6,825	4,351	1,388	28,620	100
in %	43	6	7	24	15	5	100	0

	Dec 31, 2012
	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consoli- dation & Adjustments		Total
in % (unless stated otherwise)							in € m.	in %

Credit Risk	17	5	1	13	8	0	12,574	44

Market Risk	14	1	5	11	10	5	13,185	46

Operational Risk	7	0	2	1	7	0	5,018	17

Diversification Benefit	(5)	(1)	(1)	(2)	(6)	0	(4,435)	(15)

Business Risk	8	0	0	0	0	0	2,399	8

Total EC in € m.	11,766	1,456	2,009	6,720	5,459	1,331	28,741	100
in %	41	5	7	23	19	5	100	0

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading activities, in particular market risk from position taking and credit risk primarily from derivatives exposure. Further credit risks originate from lending to corporates and financial institutions. Under CB&S’ current business model, the remainder is derived from operational risks and business risk, primarily from potential legal and earnings volatility risks, respectively.

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Global Transaction Banking (GTB) has the lowest risk (as measured by economic capital) of all our segments. GTB’s focus on trade finance implies that the vast majority of its risk originates from credit risk with a small portion from market risk mainly in relation to derivative positions.

The main risk driver of Deutsche Asset & Wealth Management’s (DeAWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise DeAWM’s advisory and commission focused business attracts primarily operational risk.

In contrast to this, Private & Business Clients’ (PBC) risk profile is comprised of credit risk from retail and small and medium-sized enterprises (SMEs) lending and nontrading market risk from Postbank’s investment portfolio.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s strategy going forward; assets materially affected by business, environment, legal or regulatory changes; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. As of that the NCOU’s risk profile covers risks across the entire range of our operation comprising credit risks and also market and operational risks (including legal risks) targeted for accelerated de-risking.

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Jun 30, 2013
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	43,021	19,795	8,925	27,145	35,581	134,467

iA	0.04-0.11%	44,274	36,655	20,276	17,903	6,139	125,247

iBBB	0.11-0.50%	51,843	37,885	21,414	7,242	4,385	122,769

iBB	0.50-2.27%	42,848	25,266	11,603	5,978	1,397	87,092

iB	2.27-10.22%	16,956	12,902	4,453	1,858	610	36,779

iCCC and below	10.22-100%	11,824	1,268	2,127	833	76	16,128

Total		210,766	133,771	68,799	60,959	48,188	522,482

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.0 billion as of June 30, 2013.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 11.4 billion as of June 30, 2013.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

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	Dec 31, 2012
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA-iAA	0.00-0.04%	49,386	20,233	9,064	23,043	30,054	131,780

iA	0.04-0.11%	42,611	37,456	19,192	22,308	8,186	129,753

iBBB	0.11-0.50%	53,539	37,754	21,304	7,713	3,788	124,098

iBB	0.50-2.27%	45,624	22,631	11,457	5,778	1,749	87,239

iB	2.27-10.22%	17,997	10,068	4,886	2,415	227	35,593

iCCC and below	10.22-100%	12,907	1,515	2,455	1,187	151	18,215

Total		222,064	129,657	68,358	62,444	44,155	526,678

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 6.1 billion as of December 31, 2012.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.4 billion as of December 31, 2012.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall decrease in our corporate credit exposure during the first six months of 2013 of € 4.2 billion or 0.8 % which primarily reflects decreases in loans of € 11.3 billion, OTC derivatives of € 1.5 billion, partly offset by increases in irrevocable commitments of € 4.1 billion, debt securities available for sale of € 4.0 billion and contingent liabilities of € 0.4 billion. The decrease in loans was mainly due to a reduction in IAS 39 reclassified exposures including sales. Lower exposures in OTC derivatives were mainly a result of shifts in U.S. dollar, euro and pound sterling yield curves over the half year. The increase in irrevocable commitments and debt securities available for sale was mainly from exposure changes.

Counterparty Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented exclude the transitional adjustment according to section 64h (3) of the German Banking Act. The comparison period has been adjusted accordingly.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the German solvency regulation (SolvV), based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a significant portion of Postbank’s IRBA eligible credit portfolios, in which Postbank received respective BaFin approvals in recent years. Exposures which we do not treat under the advanced or the foundation IRBA are allocated either to “Other IRBA Exposure” or to the “Standardized Approach” respectively.

We have met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA at all times. Nevertheless, as institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios of small size temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, the BaFin and the Bundesbank.

As a result of further advanced IRBA audit processes we obtained BaFin approvals for five additional rating systems within the exposure class “retail” in the first half of 2013. Overall, this now allows the usage of 68 internally developed rating systems for regulatory capital calculation purposes with respect to our counterparty credit exposures excluding Postbank. Subsequent to respective audit processes Postbank obtained BaFin approvals for three rating systems to newly apply the advanced IRBA within the exposure classes “institutions” and “corporates”. In this regard BaFin also granted approvals for three rating systems to PB Capital Corporation, which is now a direct subsidiary to Deutsche Bank AG, to also newly apply the advanced IRBA within its exposure classes “institutions” and “corporates”.

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The line item “Other exposures” contains predominantly collective investment undertakings, equity exposures and non-credit obligations treated under the other internal rating based approach as well as remaining exposures classes for the standardized approach which do not fall under central governments, institutions, corporates or retail. The information provided in this section about the regulatory assessment of counterparty credit risk is based upon regulatory principles of consolidation.

EAD and RWA according to the model approaches applied to our credit risk portfolios

	Jun 30, 2013
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	104,717	4,227	81	21	0	0	74,709	382	179,508	4,630	370

Institutions	78,235	9,940	7,522	1,321	0	0	4,981	202	90,737	11,463	917

Corporates	277,614	82,002	7,144	4,136	13,632	7,150	26,061	17,892	324,452	111,180	8,894

Retail exposures secured by real estate property	150,174	21,410	0	0	0	0	5,236	2,292	155,410	23,702	1,896

Qualifying revolving retail exposures	4,691	650	0	0	0	0	0	0	4,691	650	52

Other retail exposures	32,687	15,024	0	0	0	0	8,257	5,595	40,944	20,619	1,650

Other exposures	0	0	0	0	9,089	10,600	22,113	15,607	31,202	26,207	2,097

Securitizations	55,859	10,220	0	0	0	0	2,433	1,349	58,292	11,568	925

Total	703,977	143,475	14,748	5,478	22,721	17,749	143,790	43,317	885,237	210,019	16,802

Thereof counterparty credit risk from	145,397	29,195	606	169	547	500	12,298	1,615	158,848	31,480	2,518

Derivatives	84,231	26,986	381	169	547	500	10,742	1,582	95,902	29,237	2,339

Securities financing transactions	61,166	2,210	225	0	0	0	1,555	34	62,946	2,244	179

	Dec 31, 2012
	Advanced IRBA		Foundation IRBA		Other IRBA		Standardized Approach		Total
in € m.	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	EAD	RWA	Capital Requirements
Central governments	103,199	3,762	112	35	0	0	100,612	379	203,923	4,176	334

Institutions	65,856	8,946	22,658	3,156	0	0	4,619	230	93,133	12,331	987

Corporates	281,190	81,646	11,936	7,349	17,672	10,957	26,392	18,640	337,191	118,593	9,487

Retail exposures secured by real estate property	145,828	20,164	0	0	0	0	6,253	2,728	152,080	22,891	1,831

Qualifying revolving retail exposures	4,550	623	0	0	0	0	0	0	4,550	623	50

Other retail exposures	32,716	15,259	0	0	0	0	10,604	6,564	43,320	21,823	1,746

Other exposures	0	0	0	0	9,937	11,635	27,526	22,098	37,462	33,733	2,699

Securitizations	62,549	13,325	0	0	0	0	2,720	1,457	65,269	14,782	1,183

Total	695,887	143,725	34,707	10,539	27,609	22,592	178,725	52,096	936,928	228,952	18,316

Thereof counterparty credit risk from	145,397	29,195	606	169	547	500	12,298	1,615	158,848	31,480	2,518

Derivatives	84,231	26,986	381	169	547	500	10,742	1,582	95,902	29,237	2,339

Securities financing transactions	61,166	2,210	225	0	0	0	1,555	34	62,946	2,244	179

Postbank’s application of the advanced IRBA for exposures in the exposure classes “institutions” and “corporates” resulted in a corresponding shift in exposure at default and RWA from the foundation to the advanced IRBA. For the specific portfolios the application of the advanced IRBA led to a reduction in EAD and RWA.

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Overall, there was a decrease in EAD and RWA in the corporate segment under the advanced IRBA, driven by our de-risking initiatives primarily in Corporate Banking & Securities, partially offset by a growing business in Global Transaction Banking.

Further de-risking initiatives in our Non-Core Operations Unit (NCOU) achieved through asset sales, lead to a decrease in EAD and RWA in the securitisation segment under the advanced IRBA.

The reduction of our commercial real estate business, particularly in the Americas, led to a further decrease of EAD and RWA in the corporate segment reported under “Other IRBA”.

The RWA decrease in the standardized approach is primarily due to de-risking initiatives in our pension assets which are reflected in the exposure class “other exposures”. The decrease in EAD in the standardized approach with immaterial RWA impact is driven by exposure reduction in money market loans and clearing accounts towards central banks which is reflected in the exposure class “central governments”.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including those portfolios from Postbank which are newly assigned to the advanced IRBA based on respective BaFin approvals. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poors rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the risk-weighted assets (RWA) and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

EAD net for Advanced IRBA non-retail Credit Exposures by PD Grade with Corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)		Jun 30, 2013					Dec 31, 2012

Internal rating	PD range in %[1]	EAD net	Average PD in %[2]	Average LGD in %	RWA	Average RW in %	EAD net	Average PD in %[2]	Average LGD in %	RWA	Average RW in %

iAAA	> 0.00 ≤ 0.01	9,510	0.03	19.40	572	6.02	6,209	0.03	21.99	332	5.35

iAA+	> 0.01 ≤ 0.02	4,023	0.03	22.87	242	6.02	4,018	0.03	31.40	290	7.23

iAA	> 0.02 ≤ 0.03	6,389	0.03	18.67	350	5.48	6,406	0.03	19.20	333	5.19

iAA-	> 0.03 ≤ 0.04	12,338	0.04	29.47	916	7.43	12,073	0.04	27.36	939	7.78

iA+	> 0.04 ≤ 0.05	10,642	0.05	28.55	1,253	11.77	12,553	0.05	30.89	1,543	12.29

iA	> 0.05 ≤ 0.07	14,382	0.07	30.86	2,172	15.10	14,201	0.07	30.99	2,152	15.16

iA-	> 0.07 ≤ 0.11	19,996	0.09	35.62	4,351	21.76	20,571	0.09	37.20	4,503	21.89

iBBB+	> 0.11 ≤ 0.18	19,602	0.13	30.33	4,911	25.06	18,108	0.14	32.92	4,676	25.82

iBBB	> 0.18 ≤ 0.30	19,070	0.22	30.10	6,190	32.46	19,811	0.23	27.15	5,121	25.85

iBBB-	> 0.30 ≤ 0.50	14,901	0.37	27.58	5,711	38.33	13,699	0.39	29.28	4,939	36.06

iBB+	> 0.50 ≤ 0.83	12,224	0.59	26.74	6,153	50.33	10,284	0.64	28.43	4,966	48.29

iBB	> 0.83 ≤ 1.37	10,698	1.00	24.47	5,763	53.87	10,388	1.07	24.13	5,331	51.32

iBB-	> 1.37 ≤ 2.27	9,432	1.72	22.68	5,509	58.41	13,386	1.76	23.01	6,191	46.25

iB+	> 2.27 ≤ 3.75	7,053	2.92	18.98	4,044	57.34	6,154	2.92	20.14	3,743	60.83

iB	> 3.75 ≤ 6.19	5,812	4.68	19.76	4,422	76.10	5,305	4.82	19.46	3,673	69.23

iB-	> 6.19 ≤ 10.22	3,085	7.58	15.73	2,106	68.27	3,362	7.95	19.71	2,731	81.26

iCCC+	> 10.22 ≤ 16.87	2,405	12.95	18.06	2,117	88.06	1,485	13.00	16.16	1,210	81.47

iCCC	> 16.87 ≤ 27.84	620	21.79	22.70	873	140.73	682	22.00	24.09	972	142.56

iCCC-	> 27.84 ≤ 99.99	897	31.00	11.81	612	68.23	1,612	31.00	6.88	637	39.53

Default	100.00	7,791	100.00	27.53	1,737	22.29	7,141	100.00	28.73	1,664	23.30

Total		190,869	4.86	27.14	60,002	31.44	187,450	4.94	27.98	55,958	29.85

[1]	Reflects the probability of default for a one year time horizon.
[2]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

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The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are significantly collateralized. The RWA increase is primarily due to new business in Global Transaction Banking.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with Corporates, excluding exposures from Postbank which are no longer assigned to the foundation IRBA but reflected under the advanced IRBA based on res- pective BaFin approvals. The presentation excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale, showing also the PD range for each grade. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

EAD net for Foundation IRBA Credit Exposures by PD Grade for Corporates (excluding derivative positions and SFTs)

in € m. (unless stated otherwise)		Jun 30, 2013				Dec 31, 2012
Internal rating	PD range in %[1]	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	> 0.00 ≤ 0.01	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	> 0.01 ≤ 0.02	0	0.00	0	0.00	0	0.00	0	0.00

iAA	> 0.02 ≤ 0.03	27	0.03	4	15.31	37	0.03	6	15.31

iAA-	> 0.03 ≤ 0.04	0	0.00	0	0.00	13	0.04	2	18.44

iA+	> 0.04 ≤ 0.05	0	0.00	0	0.00	0	0.00	0	0.00

iA	> 0.05 ≤ 0.07	463	0.06	102	22.08	225	0.06	50	22.12

iA-	> 0.07 ≤ 0.11	658	0.10	211	32.15	1,341	0.10	427	31.86

iBBB+	> 0.11 ≤ 0.18	796	0.15	315	39.61	1,194	0.15	469	39.30

iBBB	> 0.18 ≤ 0.30	2,096	0.23	1,070	51.02	2,938	0.23	1,481	50.41

iBBB-	> 0.30 ≤ 0.50	1,236	0.38	802	64.87	2,226	0.38	1,447	64.99

iBB+	> 0.50 ≤ 0.83	931	0.69	790	84.81	1,796	0.69	1,536	85.53

iBB	> 0.83 ≤ 1.37	392	1.23	407	103.78	634	1.23	663	104.64

iBB-	> 1.37 ≤ 2.27	60	2.06	74	122.66	291	2.06	357	122.63

iB+	> 2.27 ≤ 3.75	0	0.00	0	0.00	0	0.00	0	0.00

iB	> 3.75 ≤ 6.19	35	3.78	48	137.35	77	3.78	115	149.52

iB-	> 6.19 ≤ 10.22	23	7.26	39	173.34	45	7.26	78	174.28

iCCC+	> 10.22 ≤ 16.87	0	0.00	0	0.00	10	12.76	19	198.09

iCCC	> 16.87 ≤ 27.84	55	18.00	156	283.62	160	18.00	452	282.66

iCCC-	> 27.84 ≤ 99.99	0	0.00	0	0.00	0	0.00	0	0.00

Default	100.00	172	100.00	0	0.00	551	100.00	0	0.00

Total		6,944	3.01	4,018	57.87	11,538	5.48	7,102	61.55

[1]	Reflects the probability of default for a one year time horizon.

Credit Risk Exposure to certain Eurozone Countries

Certain eurozone countries are presented within the tables below due to heightened concerns relating to sovereign risk caused by the wider European sovereign debt crisis as evidenced by widening and volatile credit default swap spreads. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty). Some of these countries have accepted “bail out” packages.

For the presentation of our exposure to these certain eurozone countries we apply two general concepts as follows:

—

In our “risk management” view, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (e.g., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of

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borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same stringent approach and principles as outlined in our Financial Report 2012. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile” view we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from, these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Jun 30, 2013	Dec 31, 2012
Greece	507	646

Ireland	1,189	1,443

Italy	17,814	19,068

Portugal	1,273	1,187

Spain	12,533	12,664

Total	33,316	35,008

Net credit risk exposure with certain eurozone countries is down € 1.7 billion since year-end 2012. This was primarily driven by decreases in Italy from lower derivative positions as well as reductions in our retail portfolio. Cyprus credit exposure stands at € 27 million (risk management view) and will continue to be tightly managed.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically under collateral agreements, with the majority of Spanish financial institution exposure being covered bonds. Sovereign exposure is moderate and principally in Italy and Spain.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to the retail category, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. In some cases, our counterparties’ ability to draw on undrawn commitments is limited by terms included in the specific contractual documentation. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, but excluding net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

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Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total[2]
in € m.	Jun 30, 2013	Dec 31, 2012[1]	Jun 30, 2013	Dec 31, 2012	Jun 30, 2013	Dec 31, 2012	Jun 30, 2013	Dec 31, 2012	Jun 30, 2013	Dec 31, 2012	Jun 30, 2013	Dec 31, 2012
Greece
Gross	23	40	520	715	1,246	1,501	9	9	0	0	1,798	2,265
Undrawn	0	0	14	8	153	160	2	2	0	0	169	170
Net	23	39	50	67	294	356	3	3	0	0	370	465

Ireland
Gross	942	932	1,128	1,438	6,717	6,612	52	56	3,309[3]	4,300[3]	12,147	13,338
Undrawn	0	0	13	14	1,539	1,581	2	2	337[3]	366[3]	1,891	1,963
Net	513	400	882	1,016	5,026	4,768	7	7	1,997[3]	2,922[3]	8,425	9,113

Italy
Gross	2,442	3,059	5,977	7,154	8,575	8,740	19,912	20,291	581	149	37,487	39,393
Undrawn	0	1	880	809	3,891	3,162	184	261	2	0	4,957	4,233
Net	2,358	2,969	2,274	3,263	6,066	6,653	7,367	7,749	513	(51)	18,579	20,583

Portugal
Gross	186	258	369	456	1,325	1,548	2,334	2,375	75	33	4,290	4,670
Undrawn	0	0	3	52	203	188	33	5	4	0	244	245
Net	186	153	300	322	753	769	345	501	75	32	1,658	1,777

Spain
Gross	1,881	1,659	4,515	5,605	9,490	10,296	10,862	11,106	790	221	27,537	28,887
Undrawn	4	0	584	563	2,925	2,684	531	547	3	0	4,047	3,794
Net	1,880	1,659	3,294	3,683	6,814	7,683	1,723	1,789	737	149	14,447	14,963

Total gross	5,474	5,948	12,509	15,368	27,353	28,697	33,169	33,837	4,755	4,703	83,260	88,553
Total undrawn	4	1	1,494	1,446	8,712	7,775	752	817	346	366	11,308	10,405
Total net [4]	4,960	5,220	6,800	8,351	18,953	20,229	9,444	10,049	3,323	3,052	43,479	46,901

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece as of December 31, 2012. There are no other sovereign related impaired exposures included.
[2]	Approximately 66 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[4]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 197 million as of June 30, 2013 and € 231 million as of December 31, 2012.

Total net exposure to the above selected eurozone countries decreased by € 3.4 billion in the first six months of 2013 driven largely by financial institutions and corporates reductions in Italy and corporates in Spain and in others in Ireland, partly offset by increases in others in Italy and Spain and corporates in Ireland.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Jun 30, 2013
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	296	255	48	5	9	73	390

Ireland	1,559	1,553	2,640	1,067	1,068	3,175	9,503

Italy	10,711	9,887	4,237	1,770	3,713	(1,835)	17,772

Portugal	744	700	319	207	100	582	1,908

Spain	5,761	5,116	2,986	2,782	704	2,268	13,856

Total	19,070	17,512	10,230	5,832	5,594	4,261	43,429

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

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	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2012
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]

Greece	324	296	23	5	58	73	455

Ireland	2,188	2,181	2,982	978	1,387	3,048	10,576

Italy	11,345	10,615	3,817	1,585	4,132	(2,145)	18,004

Portugal	939	901	379	202	323	437	2,242

Spain	5,986	5,481	3,263	3,254	591	1,970	14,559

Total	20,782	19,474	10,464	6,024	6,491	3,383	45,836

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2012.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Jun 30, 2013				Dec 31, 2012
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value

Greece	1,499	(1,519)	(20)	(4)	1,396	(1,386)	10	(8)

Ireland	9,256	(10,335)	(1,079)	1	8,280	(9,743)	(1,463)	55

Italy	70,581	(69,774)	807	88	60,638	(58,059)	2,579	145

Portugal	11,599	(11,848)	(249)	(13)	10,744	(11,209)	(465)	(5)

Spain	34,112	(33,521)	591	(14)	30,408	(30,004)	404	(8)

Total	127,047	(126,997)	50	57	111,466	(110,401)	1,065	179

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Jun 30, 2013				Dec 31, 2012
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]

Greece	23	0	23	0	39	0	39	0

Ireland	418	96	513	(5)	355	45	400	(4)

Italy	1,123	1,236	2,358	113	847	2,122	2,969	159

Portugal	151	35	186	(10)	258	(105)	153	(4)

Spain	1,503	377	1,880	(4)	1,544	115	1,659	(4)

Total	3,218	1,742	4,960	95	3,043	2,177	5,220	147

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The decrease compared to year-end 2012 mainly reflects market making activities and fair value changes from market price movements occurring within the first six months of 2013. The exposure decrease to Italy primarily reflects changes in the levels of market making related positions in sovereign debt, derivatives and CDS exposures.

The above mentioned direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of June 30, 2013, amounted to € 661 million for Italy and € 689 million for Spain and, as of December 31, 2012 amounted to € 797 million for Italy and € 591 million for Spain.

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Fair value of sovereign credit risk exposure to certain eurozone countries classified as financial assets at fair value through profit or loss

	Jun 30, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt	Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures

Greece	23	0	23	24	15	39

Ireland	84	31	115	28	27	55

Italy[2]	(3,203)	2,919	(284)	(3,974)	3,279	(695)

Portugal	25	76	101	150	59	209

Spain	577	25	601	734	29	763

Total	(2,494)	3,050	556	(3,038)	3,409	371

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

Sovereign credit risk exposure to certain eurozone countries classified as financial assets available for sale

	Jun 30, 2013			Dec 31, 2012
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income
Greece	0	0	0	0	0	0

Ireland	307	207	0	300	213	0

Italy	744	717	0	741	720	0

Portugal	51	47	0	48	46	0

Spain	212	194	0	201	194	0

Total	1,313	1,164	0	1,290	1,173	0

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure
	Jun 30, 2013	Dec 31, 2012	Jun 30, 2013	Dec 31, 2012	Jun 30, 2013	Dec 31, 2012

Consumer credit exposure Germany	142,302	139,939	0.76%	0.84%	0.25%	0.29%
Consumer and small business financing	20,524	20,137	0.88%	1.20%	1.11%	1.20%
Mortgage lending	121,779	119,802	0.74%	0.78%	0.11%	0.14%

Consumer credit exposure outside Germany	39,689	40,065	4.98%	4.58%	0.69%	0.66%
Consumer and small business financing	12,920	13,448	10.09%	9.01%	1.65%	1.52%
Mortgage lending	26,770	26,617	2.51%	2.34%	0.23%	0.23%

Total consumer credit exposure[1]	181,992	180,004	1.68%	1.67%	0.35%	0.38%

[1]	Includes impaired loans amounting to € 4.2 billion as of June 30, 2013 and € 4.2 billion as of December 31, 2012.

From year-end 2012 to June 30, 2013 the volume of our consumer credit exposure excluding Postbank increased by € 1.9 billion, or 1.8%, mainly driven by our mortgage lending activities in Germany (up € 2.1 billion). As part of our de-risking strategy the credit exposure in Spain decreased by € 279 million and in Italy by € 142 million.

The 90 days or more past due ratio in Germany declined driven mainly by a sale of non-performing loans, in addition to benefiting from the favourable economic environment. Apart from the economic development in the rest of Europe the increase in the ratio outside Germany is mainly driven by changes in the charge-off criteria for certain portfolios in 2009. Loans, which were previously fully charged-off upon reaching 270 days past due (180 dpd for credit cards), are now provisioned based on the level of historical loss rates derived from observed recoveries of formerly charged off similar loans. This leads to an increase in 90 days or more

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past due exposure as it is increasing the time until the respective loans are completely charged-off. Assuming no change in the underlying credit performance, the effect will continue to increase the ratio until the portfolio has reached a steady state, which is expected approximately 5 years after the change.

The reduction of net credit costs as a percentage of total exposure is mainly driven by the favourable economic developments in the German market.

Asset Quality

Impaired Loans

Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

As a result of consolidations we acquired certain loans for which an impairment had been established previously by the consolidated entities. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired loans.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account.

If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

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Our collectively assessed allowance for non-impaired loans reflects allowances to cover for incurred losses that have neither been individually identified nor provided for as part of the impairment assessment of smaller-balance homogeneous loans.

For further details regarding our accounting treatment regarding impairment loss and allowance for credit losses please refer to Note 01 “Significant Accounting Policies” of our Financial Report 2012.

Impaired loans by region

	Jun 30, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Germany	1,538	1,669	3,208	1,822	1,793	3,615

Western Europe (excluding Germany)	2,626	2,345	4,970	3,276	2,200	5,476

Eastern Europe	122	182	304	137	207	344

North America	618	2	620	624	2	626

Central and South America	39	0	39	41	0	41

Asia/Pacific	106	4	110	229	4	233

Africa	0	0	0	0	0	0

Other	0	0	0	0	0	0

Total	5,049	4,202	9,251	6,129	4,206	10,335

Impaired loans by industry sector

	Jun 30, 2013			Dec 31, 2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Banks and insurance	13	0	13	53	0	53

Fund management activities	67	1	67	127	1	128

Manufacturing	616	211	828	720	206	926

Wholesale and retail trade	445	203	648	355	199	554

Households	469	3,141	3,611	562	3,145	3,707

Commercial real estate activities	1,851	277	2,128	3,087	271	3,358

Public sector	41	0	41	0	0	0

Other[1]	1,546	369	1,915	1,225	384	1,609

Total	5,049	4,202	9,251	6,129	4,206	10,335

[1]	Includes mainly transportation and other services.

Development of Impaired Loans

	Six months ended Jun 30, 2013			2012
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total

Balance, beginning of year	6,129	4,206	10,335	6,262	3,808	10,070

Classified as impaired during the year [1]	1,968	1,688	3,656	2,860	1,912	4,772

Transferred to not impaired during the year[1]	(1,942)	(1,395)	(3,338)	(1,932)	(930)	(2,862)

Charge-offs	(321)	(111)	(432)	(798)	(483)	(1,281)

Disposals of impaired loans	(246)	(163)	(409)	(249)	(122)	(371)

Exchange rate and other movements[2]	(538)	(24)	(562)	(14)	21	7

Balance, end of period	5,049	4,202	9,251	6,129	4,206	10,335

[1]	Includes repayments.
[2]	Include consolidated items according to IFRS10.

Our impaired loans decreased by € 1.1 billion to € 9.3 billion in the first half 2013 as a result of a net decrease in impaired loans of € 605 million as well as charge-offs of € 432 million and exchange rate movements of € 47 million. The overall decrease mainly resulted from a € 1.1 billion reduction in individually assessed impaired loans as well as € 4 million decrease in collectively assessed impaired loans. The reduction in individually assessed impaired loans was mainly driven by three commercial real estate cases in Western Europe (excluding Germany) which were partially written down and subsequently consolidated following IFRS10

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requirements. New defaults in wholesale and retail trade as well as one single client item in Western Europe (excluding Germany) slightly offset the aforementioned reduction.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral) increased from 48 % to 54 % which is mainly attributable to the aforementioned commercial real estate cases with low coverage ratio recorded in our NCOU as well as to Postbank. At change of control in 2010, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also initially recorded at fair value. Increases in provisions after change of control at the Postbank level resulted in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an allowance being built for only the incremental provision, resulting into a lower coverage ratio. Due to subsequent improvements in credit quality of these assets this effect continued to reverse partially. In addition, the overall increased level of our allowance for loan losses contributed to the coverage ratio increase.

Our impaired loans included € 1.0 billion of loans reclassified to loans and receivables in accordance with IAS 39. This position decreased by € 467 million, which is mainly attributable to two of the three above mentioned commercial real estate positions in Western Europe (excluding Germany) as well as one case in Asia/Pacific which was partially written down and sold.

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Six months ended Jun 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total

Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	532	280	812	5	11	16	828
thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(321)	(111)	(432)	0	0	0	(432)
Charge-offs	(336)	(199)	(535)	0	0	0	(535)
Recoveries	15	88	103	0	0	0	103

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(45)	(20)	(65)	0	0	0	(65)

Balance, end of period	2,432	2,575	5,007	123	108	231	5,237

Changes compared to prior year

Provision for credit losses
absolute	83	(14)	69	17	9	26	95
relative	18%	(5) %	9%	(144) %	444%	(260) %	13%

Net charge-offs
absolute	44	24	68	0	0	0	68
relative	(12) %	(18) %	(14) %	0%	0%	0%	(14) %

In sum, the volumes have developed according to our expectations. Despite the continuously volatile economic environment our credit standards have proven to be apt to support our aim of de-risking. These standards include pro-active management of the homogeneous retail portfolios in PBC as well as strict underwriting standards in CB&S and continued diligent monitoring of higher risk exposures.

Deutsche Bank	Management Report	35
Interim Report as of June 30, 2013	Risk Report

Our allowance for credit losses was € 5.2 billion as at June 30, 2013, thereof 96 % or € 5.0 billion related to our loan portfolio and 4 % or € 231 million to off-balance sheet positions (predominantly loan commitments and guarantees). The allowance for loan losses is attributable 51 % to collectively assessed and 49 % to individually assessed loan losses. The net increase in our allowance for loan losses of € 314 million compared to prior year end results from additions of € 812 million partly offset by € 432 million of charge-offs and € 65 million other changes, such as accretion on impaired loans and foreign exchange effects. Our allowance for off-balance sheet positions increased net by € 16 million compared to prior year end due to additional provisions mainly in our collectively assessed portfolio.

Provision for credit losses recorded in the first half 2013 increased by € 95 million or 13 % to € 828 million compared to the first half 2012. Our overall loan loss provisions increased by € 69 million or 9 % in the first half 2013 compared to the first half 2012. This increase was driven by our individually assessed loan portfolio, where provisioning increased by € 83 million and partly offset by our collectively assessed portfolio, where provisioning declined by € 14 million. The increase in our individually assessed loan portfolio is a result of a single client credit event recorded in GTB and increased provisioning in CB&S. These increases were partly being offset by lower charges in PBC mainly due to a single client event in the current year as well as in NCOU mainly resulting from lower charges on IAS 39 reclassified assets due to a high level in the first half 2012, which had been driven by a large charge to a single client. The reduction in our collectively assessed loan portfolio is driven by our Core bank mainly as a result of a strong performance in the German retail market partly offset by higher charges in our NCOU. Our overall provisions for off-balance sheet positions increased by € 26 million compared to previous year’s first half mainly due to lower releases of previously established allowances for individually assessed loans.

	Six months ended Jun 30, 2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total

Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	449	294	743	(12)	2	(10)	733
thereof: (Gains)/Losses from disposal of impaired loans	4	(51)	(47)	0	0	0	(47)

Net charge-offs:	(365)	(135)	(500)	0	0	0	(500)
Charge-offs	(385)	(242)	(627)	0	0	0	(627)
Recoveries	20	107	127	0	0	0	127

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(32)	2	(30)	0	1	1	(29)

Balance, end of period	2,063	2,307	4,370	115	101	216	4,586

Changes compared to prior year

Provision for credit losses
absolute	37	(140)	(103)	(14)	13	(1)	(104)
relative	9%	(32) %	(12) %	(684) %	118%	(11) %	(12) %

Net charge-offs
absolute	15	(59)	(44)	0	0	0	(44)
relative	4%	(31) %	(8) %	0%	0%	0%	(8) %

Deutsche Bank	Management Report	36
Interim Report as of June 30, 2013	Risk Report

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk[3]
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	57.2	57.1	(46.9)	(61.1)	50.7	58.4	13.1	14.6	23.3	24.5	17.0	20.7

Maximum[1]	69.0	80.1	(60.4)	(85.1)	62.8	75.8	23.9	27.4	37.5	43.4	23.5	31.8

Minimum[1]	47.2	43.3	(36.5)	(35.3)	42.4	44.3	9.0	7.5	12.5	9.4	12.0	9.1

Period-end[2]	50.2	58.1	(52.0)	(44.4)	44.4	53.9	12.7	11.6	33.0	15.3	12.1	21.7

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of June 30, 2013 and for 2012 as of December 31, 2012.
[3]	Includes value-at-risk from gold positions.

The average value-at-risk for first half 2013 was € 57.2 million and increased slightly by € 0.1 million compared to the full year 2012. There has been a reduction in average value-at-risk within each asset class but the diversification benefit across the portfolio has decreased partly due to higher single-name risk concentrations in equities and credit. There has been a benefit from lower levels of volatility within the one year of historical market data used in the calculation during 2013.

During the first six months of 2013 our trading units achieved a positive actual income for 95 % of the trading days compared to 96 % in full year 2012.

Basel 2.5 Regulatory Trading Market Risk Measures

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	132.5	120.6	(128.5)	(115.8)	149.4	142.0	21.3	19.8	53.6	38.1	36.7	36.5

Maximum[1]	169.2	152.2	(156.1)	(163.7)	172.1	178.9	50.5	47.8	88.9	67.9	56.8	61.0

Minimum[1]	107.7	91.0	(97.4)	(73.9)	128.2	110.2	9.9	7.7	27.5	14.5	24.3	11.1

Period-end[2]	110.0	146.3	(141.2)	(98.7)	133.7	157.7	16.6	16.0	73.9	27.5	27.0	43.8

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of June 30, 2013 and for 2012 as of December 31, 2012.

The average stressed value-at-risk for first half 2013 was € 132.5 million and increased by € 11.9 million compared to the full year 2012. The increase is primarily driven by higher single-name risk concentrations in equities and credit across the period. The period-end decrease was driven by reductions in these single-name exposures and better diversification across the portfolio.

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12 weeks period preceding these reporting dates.

Deutsche Bank	Management Report	37
Interim Report as of June 30, 2013	Risk Report

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

	Total		Global Finance and Foreign Exchange		Rates and Credit Trading		NCOU		Emerging Markets - Debt		Other
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	859.8	760.7	38.3	107.4	623.2	482.2	(36.0)	(23.0)	227.4	197.2	7.0	(3.1)

Maximum[1]	988.0	821.5	57.5	139.3	706.6	579.6	2.5	29.1	300.3	273.5	26.0	0.6

Minimum[1]	725.1	705.9	26.4	70.1	546.2	406.1	(63.2)	(120.9)	163.1	150.0	(3.9)	(6.1)

Period-end[2]	730.6	712.8	46.9	70.8	546.5	441.3	(61.3)	(20.9)	172.5	224.6	26.0	(3.0)

[1]	Amounts show the bands within which the values fluctuated during the 12 weeks periods preceding June 30, 2013 and December 31, 2012.
[2]	Amounts for 2013 as of June 30, 2013 and for 2012 as of December 31, 2012.

The incremental risk charge as at the end of the first six months 2013 was € 730.6 million and increased by € 17.8 million (2.5%) compared to year end 2012. The average incremental risk charge was € 859.8 million and thus € 99.1 million (13%) higher compared with 2012. The increase was primarily driven by a more conservative parameter choice within the calculation.

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework. The comprehensive risk measure presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12 weeks period preceding these reporting dates.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2013	2012

Average[1]	601.1	613.4

Maximum[1]	628.7	650.9

Minimum[1]	556.1	562.8

Period-end[2]	384.1	543.8

[1]	Amounts show the bands within which the values fluctuated during the 12 weeks periods preceding June 30, 2013 and December 31, 2012.
[2]	Amounts for 2013 as of June 30, 2013 and figures for 2012 as of December 31, 2012.

The comprehensive risk measure as at the end of the first six month 2013 was € 384.1 million and reduced by € 159.7 million (29%) compared to year end 2012. The average of our comprehensive risk measure for 2013 was € 601.1 million and thus € 12.3 million (2%) lower compared with the full year 2012. The decreases were driven by de-risking in NCOU.

As at June 30, 2013, the securitization positions using the market risk standardized approach generated risk-weighted assets of € 7.1 billion and capital deduction items of € 1.1 billion. As of December 31, 2012, these positions amounted to € 5.5 billion and € 0.6 billion respectively.

As at June 30, 2013, the capital charge for longevity risk was € 32.5 million corresponding to risk-weighted assets of € 406 million. As of December 31, 2012, these positions amounted to € 32 million and € 403 million respectively.

Market Risk of Trading Book at Postbank

Value-at-Risk of Postbank trading book (with a 99 % confidence level and a one-day holding period)

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Average[1]	0.4	3.4	(0.1)	(0.2)	0.4	3.4	0.0	0.1	0.1	0.1	0.0	0.0

Maximum[1]	1.1	5.9	(0.1)	(0.0)	1.0	6.0	0.1	0.2	0.5	0.7	0.0	0.0

Minimum[1]	0.2	0.9	(0.5)	(1.0)	0.1	0.9	0.0	0.0	0.1	0.0	0.0	0.0

Period-end[2]	0.2	1.2	(0.1)	(0.3)	0.1	1.2	0.0	0.1	0.1	0.2	0.0	0.0

[1]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2013 and the full year 2012, respectively.
[2]	Amounts for 2013 as of June 30, 2013 and figures for 2012 as of December 31, 2012.

In line with Postbank’s trading book strategy the value-at-risk in the first six months 2013 was reduced to € 0.2 million. The decrease of € 1.0 million reflects the reduction in repo transactions qualifying for an assignment to the trading book.

Deutsche Bank	Management Report	38
Interim Report as of June 30, 2013	Risk Report

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Jun 30, 2013		Dec 31, 2012[1]
Capital Markets and Equity	192	18%	202	18%

Retail	286	27%	291	26%

Transaction Banking	189	18%	194	18%

Other Customers[2]	103	10%	105	10%

Discretionary Wholesale	82	8%	93	8%

Secured Funding and Shorts	177	17%	193	18%

Financing Vehicles [3]	22	2%	22	2%

Total external funding	1,051	100%	1,101	100%

[1]	For year-end 2012 we reclassified an amount of € 3.7 billion relating to a single entity from Other Customers to Financing Vehicles; amounts have been adjusted accordingly.
[2]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[3]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 724 billion (€ 786 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 65 billion (€ 71 billion), and other non-funding liabilities € 69 billion (€ 65 billion) for June 30, 2013, and December 31, 2012, respectively.

Managed reductions in our wholesale funding activities resulted in decreases in secured funding and shorts (€ 16 billion lower) and discretionary wholesale funding (€ 11 billion lower) during the first six months of 2013. The decrease of € 10 billion in capital markets and equity reflected a concentration of capital markets maturities, as well as other debt management activities, over the first half of the year.

During the first half of 2013, we raised € 12.5 billion out of a total 2013 funding plan of € 18 billion, equating to a completion rate of 69%, 19 percentage points ahead of the pro-rata equivalent. The average spread during the first six months of the year 2013 over the relevant floating index (e.g. Libor) was 43 bps, with an average tenor of 4.7 years. The largest significant transaction over this period was a € 1.75 billion senior unsecured benchmark issue with a tenor of 10 years and a re-offer spread of 78 bps over the mid swap rate. This was our first fixed rate senior unsecured benchmark issue since February 2008. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold Liquidity Reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the Liquidity Reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of Liquidity Reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity Reserves only include assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our Liquidity Reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

Deutsche Bank	Management Report	39
Interim Report as of June 30, 2013	Risk Report

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Jun 30, 2013		Dec 31, 2012
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	95	95	128	128

Parent (incl. foreign branches)	82	82	112	112

Subsidiaries	13	13	16	16

Highly liquid securities (includes government, government guaranteed and agency securities)	104	95	91	82

Parent (incl. foreign branches)	76	70	56	52

Subsidiaries	28	25	35	30

Other unencumbered central bank eligible securities	14	10	13	10

Parent (incl. foreign branches)	10	8	12	9

Subsidiaries	3	2	1	1

Total liquidity reserves	213	199	232	220

Parent (incl. foreign branches)	168	159	180	173

Subsidiaries	45	40	52	47

As of June 30, 2013, our liquidity reserves decreased by € 19 billion or 8%, largely in line with capital markets maturities and the reduction in our short term wholesale funding.

Capital Management

In the second quarter of 2013, we raised capital by issuing 90 million new shares from authorized capital excluding pre-emptive rights. As a consequence, the total number of shares issued increased to 1,019,499,640. The new shares were placed with institutional investors by way of an accelerated book build offering on April 30, 2013. The aggregate gross proceeds of the share issuance amounted to € 3.0 billion. The purpose of the capital increase was to further strengthen the equity capitalization of the bank.

Together with the above equity capital increase we also announced an intention to raise up to € 2 billion of additional subordinated capital in the form of CRR/CRD 4 eligible Additional Tier 1 and Tier 2 over the next 12 months. On May 21, 2013, we placed more than half of this amount by issuing USD 1.5 billion (€ 1.2 billion) of subordinated Tier 2 notes.

Total outstanding hybrid Tier 1 capital according to Basel 2.5 rules (substantially all noncumulative trust preferred securities) as of June 30, 2013 amounted € 12.6 billion compared to € 12.5 billion as of December 31, 2012. This increase was mainly due to the foreign exchange effects of the strengthened U.S. dollar to the U.S. dollar denominated hybrid Tier 1 capital. In the first half of 2013, the Group neither raised nor redeemed any hybrid Tier 1 capital.

Profit participation rights according to Basel 2.5 rules amounted to € 1.1 billion, unchanged from December 31, 2012. Total lower Tier 2 capital according to Basel 2.5 rules as of June 30, 2013 remained unchanged compared to December 31, 2012 at € 8.0 billion. Redemptions and regulatory maturity deductions were offset by the abovementioned issuance of USD 1.5 billion of subordinated Tier 2 notes. Cumulative preferred securities according to Basel 2.5 rules amounted to € 291 million as of June 30, 2013, compared to € 292 million as of December 31, 2012.

The 2012 Annual General Meeting granted our management board the authority to buy back up to 92.9 million shares before the end of November 2016. Thereof 46.5 million shares can be purchased by using derivatives. As of the 2012 Annual General Meeting, the number of shares held in Treasury from buybacks totalled 10.9 million. During the period from the 2012 Annual General Meeting (May 31, 2012) until the 2013 Annual General Meeting (May 23, 2013), 16.8 million share were purchased, of which 6.8 million via derivatives. In the same period, 27.7 million shares were used for equity compensation purposes. The number of shares held in Treasury from buybacks was thus close to zero as of the 2013 Annual General Meeting.

Deutsche Bank	Management Report	40
Interim Report as of June 30, 2013	Risk Report

The 2013 Annual General Meeting granted our management board the authority to buy back up to 101.9 million shares before the end of April 2018. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2012 Annual General Meeting. During the period from the 2013 Annual General Meeting until June 30, 2013, no further shares were purchased. The number of shares held in Treasury from buybacks remained close to zero as of June 30, 2013.

The 2013 Annual General Meeting further replaced an existing authorized capital with a face value of € 230.4 million (90 million shares) by a new authorization in the same amount, but with broader content also allowing for share issuance excluding pre-emptive rights. The total face value of available authorized capital amounts to € 921.6 million (360 million shares). In addition, the conditional capital available to the Management Board has a total face value of € 691.2 million (270 million shares).

Since the first quarter 2013, we use a changed methodology for allocating average active equity to the business segments and to Consolidation & Adjustments. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. However, the internal demand for regulatory capital has been derived assuming a Common Equity Tier 1 capital ratio (formerly: Core Tier 1 capital ratio) of 10 % at Group level and assuming full implementation of CRR/CRD 4 rules. This compares to the 2012 methodology of applying a 9 % Common Equity Tier 1 ratio based on Basel 2.5 rules. The change has further aligned the allocation of capital with our communicated capital and return on equity targets.

Regulatory Capital

Starting December 31, 2011, the calculation of our regulatory capital is based on the “Basel 2.5” framework as implemented by the Capital Requirements Directive 3 into the German Banking Act and the Solvency Regulation. The information in this section as well as in the section “Development of Risk-weighted Assets” are based on the regulatory principles of consolidation.

The Capital Requirements Directive 4 (“CRD 4”) and the related Regulation on prudential requirements for credit institutions and investment firms (“Capital Requirements Regulation”, or “CRR”), implementing the Basel 3 framework into European law, were passed at the end of June 2013 and will have to be applied on and after January 1, 2014 (the CRD 4 after implementation into national law). Although we make use of the terms from the “Basel 3” framework in the following section and tables on capital adequacy and regulatory capital, our amounts disclosed are still based on the Basel 2.5 framework.

Basel 2.5 requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) of the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital. We make use of this transition rule in our capital adequacy reporting to the German regulatory authorities. The following tables on regulatory capital and risk weighted asset however exclude the transitional adjustment.

As of June 30, 2013, the transitional adjustment amounted to € 187 million compared to € 236 million as of December 31, 2012. In our reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets were increased by this amount. Correspondingly, our reported Tier 1 capital ratio and our total capital ratio including this item were 17.3 % and 19.4 % at the end of the first half of 2013, compared to 15.2 % and 17.1 % on December 31, 2012.

Deutsche Bank	Management Report	41
Interim Report as of June 30, 2013	Risk Report

Regulatory Capital, RWA and Capital Ratios

in € m. (unless stated otherwise)	Jun 30, 2013	Dec 31, 2012
Common Equity Tier 1 capital: instruments and reserves

Capital instruments and the related share premium accounts	28,985	26,096

Retained earnings	27,825	28,936

Accumulated other comprehensive income	(1,316)	(1,294)

Noncontrolling interests	136	124

Interim profits net of any foreseeable charge or dividend	1,603	(432)

Common Equity Tier 1 capital before regulatory adjustments	57,233	53,430

Common Equity Tier 1 capital: regulatory adjustments

Intangible assets (net of related tax liability)	(11,642)	(11,579)

Negative amounts resulting from the calculation of expected loss amounts	(425)	(440)

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(35)	(2)

Direct holdings by an institution of own Common Equity Tier 1 capital instruments [1]	0	0

Direct holdings by the institution of the Common Equity Tier 1 capital instruments of relevant entities where the institution has a significant investment in those entities	(1,642)	(1,493)

Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	(895)	(953)
thereof:
securitization positions	(895)	(953)
free deliveries	0	0

Other, including consolidation and regulatory adjustments	(699)	(748)

Regulatory adjustments relating to unrealized gains and losses	(222)	(259)

Amount to be deducted from or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre CRR	0	0

Total regulatory adjustments to Common Equity Tier 1 capital	(15,561)	(15,473)

Common Equity Tier 1 capital	41,672	37,957

Additional Tier 1 capital: instruments

Capital instruments and the related share premium accounts	13,098	13,025

Additional Tier 1 capital before regulatory adjustments	13,098	13,025

Additional Tier 1 capital: regulatory adjustments

Direct holdings by an institution of own Additional Tier 1 capital instruments	(529)	(499)

Additional Tier 1 capital [2]	12,568	12,526

Tier 1 capital	54,241	50,483

Tier 2 capital: instruments and provisions

Capital instruments and the related share premium accounts	11,293	11,852

Tier 2 capital before regulatory adjustments	11,293	11,852

Tier 2 capital: regulatory adjustments

Direct holdings by an institution of own Tier 2 capital instruments and subordinated loans	(120)	(152)

Amortization	(1,783)	(2,283)

Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(2,962)	(2,885)

Tier 2 capital	6,427	6,532

Total Regulatory capital	60,668	57,015

Risk-weighted assets

Credit risk	210,019	228,952

Market risk	55,037	53,058

Operational risk	49,248	51,595

Total risk-weighted assets	314,304	333,605

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk exposure amount)	13.3%	11.4%

Tier 1 capital ratio (as a percentage of risk exposure amount)	17.3%	15.1%

Total Regulatory capital ratio (as a percentage of risk exposure amount)	19.3%	17.1%

[1]	Excludes holdings that are already considered in the accounting base of common equity.
[2]	Included € 20 million silent participation as of June 30, 2013 and December 31, 2012.

Deutsche Bank	Management Report	42
Interim Report as of June 30, 2013	Risk Report

The following table details the main changes in our Common Equity Tier 1 (formerly: Core Tier 1) capital, Additional Tier 1 and Tier 2 capital from the beginning of the year 2013 to the end of the first half and from the beginning to the end of the year 2012 respectively:

Development of regulatory capital.

in € m.	Jun 30, 2013	Dec 31, 2012
Common Equity Tier 1 Capital

Opening amount	37,957	36,313

Common shares, net effect / (+) issued (–) retirement	230	0

Additional paid-in capital	2,618	83

Retained earnings	1,309	(234)

thereof:
Remeasurement effects related to defined benefit plans, net of tax/CTA	(609)	(480)
Net income attributable to Deutsche Bank Shareholders	1,985	263

Common shares in treasury, net effect / (+) sales (–) purchase	42	763

Movements in accumulated other comprehensive income	6	(424)
Foreign currency translation, net of tax	6	(424)

Dividend accrual	(382)	(697)

Removal of gains/losses resulting from changes in own credit standing in liabilities designated at fair value (net of tax)	(33)	126

Goodwill and other intangible assets (deduction net of related tax liability)	(63)	1,330

Noncontrolling interest	13	(875)

Deductible investments in banking, financial and insurance entities	(149)	(161)

Securitization positions not included in risk-weighted assets	58	1,911

Excess of expected losses over risk provisions	15	69

Other, including regulatory adjustments	55	(247)

Closing amount	41,672	37,957

Additional Tier 1 Capital

Opening amount	12,526	12,734

New Additional Tier 1 eligible capital issues	0	0

Buybacks	(41)	0

Other, including regulatory adjustments	2	(208)

Closing amount	12,568	12,526

Tier 1 capital	54,241	50,483

Tier 2 capital:

Opening amount	6,532	6,179

New Tier 2 eligible capital issues	1,154	0

Buybacks	(41)	(179)

Amortization	(1,219)	(1,071)

Other, including regulatory adjustments	2	1,603

Closing amount	6,427	6,532

Total Regulatory capital	60,668	57,015

The increase of € 3.7 billion in Common Equity Tier 1 capital and € 3.8 billion in Tier 1 capital in the first six months of 2013 was primarily driven by the aggregate gross proceeds of our share issuance in the second quarter which amounted to € 3.0 billion as well as the first half year’s net income attributable to Deutsche Bank shareholders of € 2.0 billion.

Tier 2 capital remained almost unchanged in the first half of 2013. The increasing effect from the issuance of USD 1.5 billion (€ 1.2 billion) subordinated Tier 2 notes (also eligible under CRR/CRD 4 regulations) in the second quarter of 2013 was offset by the amortization of formerly issued notes at almost the same amount.

Deutsche Bank	Management Report	43
Interim Report as of June 30, 2013	Risk Report

Reconciliation of shareholders’ equity to regulatory capital

in € m.	Jun 30, 2013	Dec 31, 2012
Total shareholders’ equity per accounting balance sheet	57,479	54,001

Common shares	2,610	2,380

Additional paid-in capital	26,394	23,776

Retained earnings	29,810	29,199
thereof:
Remeasurement effects related to defined benefit plans, net of tax/CTA	(584)	26
Net income attributable to Deutsche Bank Shareholders	1,985	263

Common shares in treasury, at cost	(18)	(60)

Equity classified as obligation to purchase common shares	(1)	0

Accumulated other comprehensive income (loss), net of tax	(1,316)	(1,294)

Prudential filters	(258)	(263)

Own credit spread of liabilities designated at fair value	(35)	(2)

Unrealized gains and losses	(222)	(261)

Regulatory adjustments to accounting basis	(15,549)	(15,781)

Dividend accrual	(382)	(697)

Goodwill	(8,577)	(8,583)
Per balance sheet	(9,293)	(9,297)
Goodwill from at-equity investments	(26)	(30)
Goodwill relating to non-regulatory consolidation circle	742	745

Other intangibles assets	(3,065)	(2,996)
Per balance sheet	(4,930)	(4,922)
Deferred tax liability	578	583
Other intangible assets relating to non-regulatory consolidation circle	1,287	1,343

Noncontrolling interests	136	124
Per balance sheet	256	239
Noncontrolling interests relating to non-regulatory consolidation circle	(120)	(115)

Securitization positions	(895)	(953)

Shortfall of provisions to expected loss	(425)	(440)

Free-deliveries outstanding	0	0

Significant investments in the capital of financial sector entities	(1,642)	(1,493)

Other, including consolidation and regulatory adjustments	(699)	(743)

Common Equity Tier 1 capital	41,672	37,957

Additional Tier 1 capital	12,568	12,526

Hybrid capital securities	12,568	12,526
Per balance sheet	12,321	12,091
Regulatory adjustments	248	435

Deductions from Additional Tier 1 capital	0	0

Tier 1 capital	54,241	50,483

Tier 2 capital	6,427	6,532

Subordinated debt	9,324	9,362
Per balance sheet	10,912	11,282
Amortization	(1,783)	(2,283)
Regulatory adjustments	195	364

Deductions from Tier 2 capital	(2,962)	(2,885)

Other	65	55

Total Regulatory capital	60,668	57,015

Deutsche Bank	Management Report	44
Interim Report as of June 30, 2013	Risk Report

Development of Risk-weighted Assets

The tables below provide an overview of risk-weighted assets on a Basel 2.5 basis broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions if applicable as well as reallocations between the segments but exclude the transitional adjustment according to section 64h (3) of the German Banking Act. The comparison period has been adjusted accordingly, in addition also for the effects from the changes in the organizational structure in the first quarter of 2013. Based on a respective BaFin approval in the second quarter 2013, Postbank has now been integrated in the Group’s advanced measurement approach to determine RWA for operational risk.

Risk-weighted Assets by Model Approach and Business Division

	Jun 30, 2013
in € m.	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	69,636	28,201	6,197	65,859	28,344	11,783	210,019
Segmental reallocation	1,349	0	271	513	96	(2,228)	0

Advanced IRBA	61,442	20,383	2,837	42,898	15,055	859	143,475
Central Governments	2,948	788	11	48	228	204	4,227
Institutions	5,818	1,799	92	879	1,322	30	9,940
Corporates	46,982	17,350	2,629	5,085	9,331	624	82,002
Retail	212	18	105	35,840	909	0	37,085
Other	5,482	427	0	1,046	3,264	0	10,220

Foundation IRBA	0	0	0	5,065	413	0	5,478
Central Governments	0	0	0	19	2	0	21
Institutions	0	0	0	927	395	0	1,321
Corporates	0	0	0	4,119	17	0	4,136
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,442	37	338	8,534	3,890	2,509	17,749
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,303	24	0	5,300	523	0	7,150
Retail	0	0	0	0	0	0	0
Other	1,138	12	338	3,235	3,368	2,509	10,600

Standardized Approach	4,404	7,782	2,751	8,847	8,890	10,644	43,317
Central Governments	3	55	0	80	243	1	382
Institutions	21	12	7	108	45	9	202
Corporates	3,200	7,218	1,024	1,815	4,126	508	17,892
Retail	12	368	40	4,912	2,554	0	7,887
Other	1,167	129	1,678	1,933	1,922	10,126	16,956

Market Risk	36,636	508	756	270	16,868	0	55,037
Internal Model Approach	30,936	508	756	0	15,256	0	47,456
Standardized Approach	5,699	0	0	270	1,612	0	7,581

Operational Risk	17,466	889	4,186	5,191	21,516	0	49,248
Advanced measurement approach	17,466	889	4,186	5,191	21,516	0	49,248

Total	123,737	29,598	11,139	71,320	66,728	11,783	314,304

Deutsche Bank	Management Report	45
Interim Report as of June 30, 2013	Risk Report

						Dec 31, 2012
in € m.	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	69,763	26,696	6,359	67,804	42,197	16,133	228,952
Segmental reallocation	(827)	299	224	294	1,868	(1,858)	0

Advanced IRBA	63,727	18,464	2,823	38,637	19,501	573	143,725
Central Governments	2,440	818	11	76	266	151	3,762
Institutions	5,686	1,607	93	200	1,333	27	8,946
Corporates	49,258	15,610	2,589	2,796	10,999	395	81,646
Retail	217	20	130	34,529	1,150	0	36,046
Other	6,125	409	1	1,037	5,753	0	13,325

Foundation IRBA	0	0	0	8,726	1,813	0	10,539
Central Governments	0	0	0	32	2	0	35
Institutions	0	0	0	2,217	939	0	3,156
Corporates	0	0	0	6,477	872	0	7,349
Retail	0	0	0	0	0	0	0
Other	0	0	0	0	0	0	0

Other IRBA	2,487	261	455	9,042	8,027	2,321	22,592
Central Governments	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	1,341	240	0	5,574	3,802	0	10,957
Retail	0	0	0	0	0	0	0
Other	1,146	20	455	3,467	4,225	2,321	11,635

Standardized Approach	4,376	7,673	2,856	11,105	10,988	15,096	52,096
Central Governments	2	68	0	87	222	1	379
Institutions	13	16	9	112	77	3	230
Corporates	3,070	7,125	1,038	2,733	4,273	401	18,640
Retail	16	392	134	5,991	2,758	1	9,292
Other	1,275	73	1,675	2,183	3,658	14,691	23,555

Market Risk	35,656	365	1,166	360	15,512	0	53,058
Internal Model Approach	31,280	365	1,166	0	13,761	0	46,571
Standardized Approach	4,376	0	0	360	1,751	0	6,487

Operational Risk	19,221	331	4,904	4,530	22,609	0	51,595
Advanced measurement approach	19,221	331	4,904	4,530	22,609	0	51,595

Total	124,640	27,392	12,429	72,695	80,317	16,133	333,605

The tables below provide an analysis of key drivers for risk-weighted asset movements on a Basel 2.5 basis observed for credit and market risk in the reporting period.

Development of Risk-weighted Assets for Credit Risk and Market Risk

	Six months ended Jun 30, 2013		2012
in € m.	Counterparty credit risk	thereof: derivatives and repo-style transactions	Counterparty credit risk	thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of period	228,952	35,274	262,460	50,973

Book Quality/Growth	5,611	(1,398)	3,460	3,283
Operating Model Improvements	(3,745)	(1,394)	(13,534)	(12,800)
Advanced Model Roll out	(6,315)	(600)	(7,325)	(4,180)
Asset Sale/Hedging	(13,911)	(868)	(14,470)	(1,567)
Foreign exchange movements	(573)	(200)	(1,639)	(436)

Credit risk RWA balance, end of period	210,019	30,814	228,952	35,274

Deutsche Bank	Management Report	46
Interim Report as of June 30, 2013	Risk Report

in € m.	Six months ended Jun 30, 2013	2012
Market risk RWA balance, beginning of period	53,058	68,095

Movement in risk levels	669	(322)
Market data changes and recalibrations	869	(2,577)
Model updates	(887)	(707)
Methodology and policy	1,199	(11,215)
Acquisitions and disposals	0	0
Foreign exchange movements	129	(216)

Market risk RWA balance, end of period	55,037	53,058

The decrease in RWA for counterparty credit risk by € 18.9 billion (8%) since December 31, 2012 mainly reflected the ongoing RWA reduction efforts focusing on de-risking as well as model and process enhancements. The category “Asset Sale/Hedging” mainly includes de-risking activities through disposals, restructuring and additional hedging. Regular process and data enhancements like continuing usage of master netting and collateral agreements are considered in the category “Operating Model improvements”. The “Advanced Model Roll-out” category primarily shows the impact of regular parameter recalibration as well as BaFin approvals received for certain advanced IRBA models. The category “Book Quality/Growth” includes organic changes in the book size as well as the effects from portfolio rating migrations.

The analysis for market risk covers movements in relation to our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank.

The € 2.0 billion (4%) RWA increase for market risk since December 31, 2012 was driven by increases across the categories of “Movement in risk levels”, “Market data changes” and recalibration as well as “Methodology and policy” with some offset from “Model updates”. Risk levels were higher mainly due to increased single-name risk concentrations in equities and credit within the internal stressed value-at-risk model with some offset from de-risking within NCOU affecting the comprehensive risk measure. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “Market data changes and recalibrations” category. The increase in the first six months of 2013 is due to an increase within the incremental risk charge, based on a more conservative parameter choice within the calculation, partly offset by lower levels of volatility within the historical market data used in the internal value-at-risk model. In the “Methodology and policy” category we reflect regulatory-driven changes to our market risk RWA models and calculations. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “Model updates”. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposal”, which was not applicable in this reporting period.

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our adjusted leverage ratio, which is calculated using adjusted total assets and adjusted total equity figures.

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Interim Report as of June 30, 2013	Risk Report

Leverage Ratio: We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio for which the following adjustments are made to the reported IFRS assets and equity:

—

Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS, offsetting of financial assets and financial liabilities is required when an entity (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It is industry practice in the U.S. to net the receivables and payables from unsettled regular way trades. This is not permitted under IFRS.

—

Total equity under IFRS is adjusted to reflect pro forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the adjusted leverage ratio to improve comparability with competitors. The definition of the adjusted leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our definition of the adjusted leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our adjusted leverage ratio is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

As of June 30, 2013, on a consolidated basis our adjusted leverage ratio amounted to 19, decreased compared to year-end 2012. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 33 as of June 30, 2013, also a decrease compared to 37 at the end of 2012.

Leverage ratio

Assets and equity in € bn.	Jun 30, 2013	Dec 31, 2012
Total assets (IFRS)	1,910	2,022

Adjustment for additional derivatives netting [1]	(571)	(705)

Adjustment for additional pending settlements netting and netting of pledged derivatives cash collateral [2]	(147)	(82)

Adjustment for additional reverse repo netting	(23)	(26)

Total assets (adjusted)	1,170	1,209

Total equity (IFRS)	57.7	54.2

Adjustment for pro forma fair value gains (losses) on the Group’s own debt (post-tax) [3]	2.4	1.7

Total equity (adjusted)	60.1	55.9

Leverage Ratio (IFRS)	33	37

Leverage Ratio (adjusted)	19	22

[1]	Includes netting of cash collateral received in relation to derivative margining.
[2]	Includes netting of cash collateral pledged in relation to derivative margining.
[3]	The estimated cumulative tax effect on pro forma fair value gains (losses) on such own debt was € (1.3) billion and € (0.9) billion at June 30, 2013 and at December 31, 2012, respectively.

Following the publication of the CRR/CRD 4 on June 27, 2013, we have reassessed our leverage ratio calculation according to the future legally binding framework. As of June 30, 2013, our leverage ratio was 3.0%, taking into account Tier 1 capital on an adjusted fully loaded basis of € 48 billion over an applicable exposure measure of € 1,583 billion.

Deutsche Bank	Management Report	48
Interim Report as of June 30, 2013	Risk Report

Overall Risk Position

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Overall risk position as measured by economic capital usage

Economic capital usage by risk type in € m.	Jun 30, 2013	Dec 31, 2012
Credit risk	12,437	12,574

Market risk	13,786	13,185
Trading market risk	4,783	4,690
Nontrading market risk	9,003	8,495

Operational risk	5,161	5,018

Diversification benefit across credit, market and operational risk	(4,618)	(4,435)

Economic capital usage for credit, market and operational risk	26,765	26,342

Business risk	1,855	2,399

Total economic capital usage	28,620	28,741

As of June 30, 2013, our economic capital usage amounted to € 28.6 billion, which was € 121 million, or 0.4%, below the € 28.7 billion economic capital usage as of December 31, 2012. The overall materially unchanged economic capital usage included offsetting effects of de-risking activities and methodology updates across risk types.

The economic capital usage for credit risk decreased to € 12.4 billion as of June 30, 2013, compared to € 12.6 billion at year-end 2012 reflecting operating model improvements and reduced exposures, primarily in NCOU, largely compensated for by increases from the internal model recalibration and other methodology updates.

Our economic capital usage for trading market risk increased by € 93 million remaining broadly unchanged across the period. The nontrading market risk economic capital usage increased by € 508 million due to methodology changes and increased exposures for structural foreign exchange risk which were partially offset by de-risking activities in NCOU and methodology updates in relation to guaranteed funds.

The economic capital usage for operational risk increased by € 143 million to € 5.2 billion as of June 30, 2013. This is mainly driven by increased Deutsche Bank-specific and industry-wide operational risk loss profiles. The related operational risk losses that have materialised and give rise to the increased economic capital usage are largely due to the culmination of litigation stemming from the events of the last decade. The economic capital continues to include the safety margin applied in our AMA model, which was implemented in 2011 to cover unforeseen legal risks from the current financial crisis.

The decrease of the economic capital usage for business risk by € 545 million mainly reflected lower economic capital usage for the strategic risk component as a result of an improved business outlook.

Deutsche Bank	Management Report	49
Interim Report as of June 30, 2013	Outlook

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. In the first half 2013 our capital supply definition was aligned with “Basel 3” capital framework by discontinuing the adjustment for unrealized gains/losses on cash flow hedges and inclusion of the debt valuation adjustments. The prior year information has been changed accordingly.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Jun 30, 2013	Dec 31, 2012
Capital Supply
Shareholders’ Equity	57,479	54,001
Fair Value gains on own debt and debt valuation adjustments, subject to own credit risk [1]	(672)	(569)
Deferred Tax Assets	(6,987)	(7,712)
Fair Value adjustments for financial assets reclassified to loans [2]	(842)	(1,992)
Noncontrolling Interests [3]	0	0
Hybrid Tier 1 capital instruments	12,568	12,526
Tier 2 capital instruments [4]	11,107	11,646

Capital Supply	72,654	67,900

Capital Demand
Economic Capital Requirement	28,620	28,741
Intangible Assets	14,223	14,219

Capital Demand	42,843	42,960

Internal Capital Adequacy Ratio	170%	158%

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 170 % as of June 30, 2013, compared to 158 % as of December 31, 12. The development in favor of the ratio was mainly driven by the increase in capital supply from higher shareholders’ equity and lower deduction items. The shareholders’ equity increase by € 3.5 billion reflected the capital increase in the second quarter as well as the net income of the first half 2013.

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2012 that outlined our expectations for 2013 and 2014.

The Global Economy

The global economy is expected to continue to grow in 2013 – as in the year before – at around 3%. In 2014, growth will probably be at approximately 4 % and thus slightly above the average for the past ten years.

The gross domestic product in the eurozone – following declines over six consecutive quarters – should already have started to pick up again slightly in the second quarter of 2013. Over the further course of the year, we expect a moderate increase. Economic activity (GDP), however, will probably decline, with a full-year average of minus 0.6%, on a scale similar to the year before (2012: minus 0.5 % year-on-year). For 2014, we project economic growth of 1.0%. Germany should pull ahead of other countries in the eurozone, with growth of 0.1 % in 2013 and 1.5 % in 2014.

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Interim Report as of June 30, 2013	Outlook

Despite the negative fiscal impact of tax increases at the beginning of the year and automatic cuts in expenditures (sequester), the U.S. economy in 2013 should expand by 2.0%, in particular driven by the recovery in the housing market. In 2014, we project economic growth to be 3.2%. Buoyed by fiscal policies and extremely expansive monetary policies, leading to a clearly lower Japanese yen, the Japanese economy should expand by 2.0 % in 2013. In 2014, growth will probably decline there again to 0.6%, primarily due to the expected increase in value added tax. Overall, we project growth of 1.2 % in the developed economies in 2013 – as in 2012. In 2014, growth may rise to 2.1%.

Growth among developing and emerging market countries should increase slightly in 2013 compared to the previous year, to 4.9% (2012: 4.8%), and then accelerate in 2014 to 5.8%. The greatest contribution to this will likely be made by China, which accounts for 30 % of the gross domestic product of developing and emerging market countries. This year, we expect China’s economic growth will be just under 8 % and is set to rise in 2014 to 8.8%. Growth should also increase in the other large emerging market countries. Brazil’s economic activity should increase in 2013 by 2.4 % and in 2014 by 3.1%. We expect growth of 5.5 % in India this year and 6.5 % next year. Russia’s economic output should also increase from 2.8 % in 2013 to 3.3 % in 2014.

The Banking Industry

Over the next year and a half, the banking industry’s performance may continue to differ widely in the various regions of the world.

European institutions will probably focus on coping with the very difficult operating environment they continue to face as well as a whole range of new regulations. The environment is likely to be marked by low growth in traditional banking businesses, a relatively high level of non-performing loans, growing pressure on net interest income as interest rates remain low, and too high operating expenses. The most important expected changes in regulation and supervision scheduled for the coming year will be the transition of banking supervision to the ECB for larger institutions, preceded by an extensive review of the resilience of banks’ balance sheets (stress testing and comprehensive balance sheet assessments), as well as the establishment of restructuring and resolution regulations and mechanisms at the national level, and prospectively at the European level. Further to the Basel 3 reforms, on which the industry has already made substantial progress towards full compliance, the Basel Committee is committed to develop a harmonized framework for the introduction of a binding leverage ratio that would be based on uniform definitions of the numerator and the denominator of the ratio. Meanwhile, the U.S. authorities have already proposed a stricter leverage ratio than the one applied previously. While a commonly agreed definition would reduce accounting-induced disadvantages from a leverage ratio for European banks, they would nonetheless face serious pressure to adjust their balance sheets and business models to comply, with potentially adverse effects also on bank clients. Compared to this, there is greater uncertainty regarding the so-called structural reforms planned in conjunction with the Liikanen Report and the introduction of a financial transaction tax in some European countries which could have material consequences for banks and the real economy, too. However, it is too early to assess the precise impact, as details of the proposals are still lacking.

In the U.S., business could gain some more momentum despite the dampening effects expected to arise from reduced monetary and fiscal stimuli (the latter especially this year). From a regulatory perspective, the primary focus will be on derivative transactions and new capital requirements for foreign credit institutions.

Both in Canada and Australia, the way financial supervisors and the banking industry deal with the industry’s strong growth over recent years will be important. How supervisors react to real interest rates being too low in relation to economic growth is also likely to become an issue in Germany in the foreseeable future.

In emerging markets, attention will focus on maintaining the stability of China’s financial market. At the same time, many countries will have to restore their attractiveness to foreign investment capital, which had recently often been rechanneled to industrialized countries.

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Interim Report as of June 30, 2013	Outlook

In global investment banking, the prospects have generally brightened thanks to improved developments in the largest market, the U.S., and signs of a bottoming out in Europe. As long as the gradual exit from the extremely loose monetary policy in the U.S. does not lead to major dislocations and the European debt crisis does not resurge, a stronger risk appetite on the part of companies and investors could result in increased activity on the capital markets, which should benefit the banks.

As with investment banking, the banks’ asset management business is likely to benefit from the high valuations on the global financial markets. At the same time, greater volatility brought about by the initial steps towards normalizing expansive monetary policy could lead to higher trading volumes. A prerequisite for this is the absence of major external shocks (in particular all of a macroeconomic, political or regulatory nature).

The Deutsche Bank Group

Influenced by the macroeconomic environment and legal risks, we intend to continue running lower levels of risk and reducing expenses, while remaining focused on serving our clients in the best possible way.

We reaffirm our commitment to our strategic and financial aspirations for 2015 which we published in our Strategy 2015+ and which we further explained in our Financial Report 2012. We remain committed to secure our long-term competitiveness by achieving operational excellence. In context of our Operational Excellence (OpEx) Program we have already invested approximately € 0.6 billion in the first half of 2013 compared to our full year target of € 1.7 billion. During the same period, we achieved incremental savings of € 0.7 billion and we are well on track to reach our full year targeted investments and our target of incremental savings of € 1.2 billion and cumulative run rate savings of € 1.6 billion by year end 2013.

An essential part of our Strategy 2015+ is cultural change. We have launched a process of long-term, deep cultural change. After intense consultation, discussion and reflection, we published in July six new values which lie at the core of all the bank does. The six values are: integrity, sustainable performance, client-centricity, innovation, discipline, partnership. The launch of the values and beliefs will be followed by a number of supporting steps. With the involvement of the Group Executive Committee and their respective management teams, we will discuss and define behaviors which, in each division or function, exemplify (or contradict) these values and beliefs so as to make them as concrete as possible for the day-to-day interactions with stakeholders and with each other. And we will develop processes and systems that enable and support the values – such as management information systems, performance measurement systems and better alignment of incentives to non-financial performance.

The implementation of our initiatives and the realization of the anticipated benefits might be negatively impacted by certain factors. Economic factors that might impact us are the resurgence of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions and increased competition for business. Continued pressure on revenues from low interest-rate environment and margin compression might further impact our businesses. Additionally, regulatory changes might increase our costs or restrict our activities as capital requirements are in focus and different authorities are pushing for structural changes. Given the fact that these governmental initiatives are all subject to discussions, we cannot quantify any future impact as of today.

Due to the nature of our business, we are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany and such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging.

The Business Segments

In Corporate Banking & Securities (CB&S) we expect the investment banking industry to remain susceptible to both the global economic and specific banking industry factors discussed above. Particular industry challenges likely to impact performance include the changing regulatory environment and the transformation of the competitive landscape. CB&S will seek to realize the benefits from the strategic plan laid out in September 2012,

Deutsche Bank	Management Report	52
Interim Report as of June 30, 2013	Outlook

as we seek to achieve our 2015 strategic targets. We will continue to leverage strengths in fixed income flow through further platform optimization, whilst scaling back more balance sheet and capital-intensive products. Geographically we will continue to ensure that resources are appropriately allocated to market opportunities. However, there remain a number of risks and uncertainties, including the impact of potential regulatory changes (for example, relating to leverage rules, or bank structure); outcome of litigation cases; general macroeconomic factors; potential margin compression and increased competition in products with lower capital requirements; risk of OpEx benefits not being fully realized; and a potential delay in execution of risk mitigation strategies.

In Global Transaction Banking (GTB), near- and medium-term interest rates are expected to remain at low levels adversely impacting net interest. Furthermore, the highly competitive landscape, the difficult macroeconomic environment in core markets as well as ongoing cost to achieve related to OpEx may slow down the performance in the remainder of the year. These factors could potentially be counterbalanced by the continued strong volumes of trade finance and cash management transactions underpinning the growth aspirations in GTB.

In Deutsche Asset & Wealth Management (DeAWM), we expect the business to be influenced by ongoing integration, platform re-engineering and cost efficiency efforts and externally by the developments in the market environments. Key initiatives announced in 2012 are resulting in a positive impact on both revenues and costs. Equity markets were improving during the first half of 2013 although they lost some momentum towards the end of the period and so uncertainty persists amid continuing economic concerns and global political tension. The adoption and implementation of multiple new regulatory reforms and stricter capital requirements continues to be a major challenge, especially where uncertainty of the impact exists.

The success of Private & Business Clients (PBC) is based on a solid and well diversified business model: With the combination of Advisory Banking and Consumer Banking, PBC has built a leading position in its home market, Germany. This is accompanied by strong positions in other important European markets, and growth investments in key Asian countries. With the alignment and integration of Deutsche Bank’s commercial banking coverage for small and mid-sized corporate clients (the “Mittelstand”), we aim to further strengthen our home market presence. With this new set-up, we seek to enhance our client-centric business approach and facilitate sustainable growth in Germany. The integration of Postbank will continue and should enable PBC to further realize synergies and cost savings. The overall macroeconomic outlook for countries in which PBC operates is mixed. Consequently, PBC aims at strengthening its stable German credit business and at further expanding its margins, while maintaining strict risk discipline and carefully optimizing capital demand. We do not anticipate near-term relief from the near-zero interest rate environment which will continue to burden our deposit revenues. The development of investment product markets and the respective revenues depend especially on the further development of the European macro-economic environment. Furthermore, cost-to-achieve related to Postbank integration and other measures related to our OpEx program are driven by the relevant measures, investments and events of the underlying project work that may vary across quarters and thus may not be fully in line with planned phasing across the year. However, full year cost-to-achieve are expected to be in line with our targets.

The Non-Core Operations Unit (NCOU) is expected to continue to contribute significantly to the Group’s capital roadmap and has reached our target to achieve a reduction of CRR/CRD 4 equivalent RWAs to less than € 80 billion, originally set for December 31, 2013. Challenges remain for successful execution of the de-risking strategy including the risk of continued deterioration in market conditions as seen recently in June, which could impact the timing and associated cost of de-risking activities during the second half of the year. Further ahead, the pace of de-risking is expected to lessen over time whilst the sale of assets will lead to an ongoing reduction in underlying revenues as the asset base falls. Our de-risking strategy continues to focus on reductions in balance sheet, capital demand and risk. NCOU will continually evaluate the rationale of exit versus hold, to take advantage of market conditions and to optimize and protect shareholder value.

Deutsche Bank	Consolidated Financial Statements	55
Interim Report as of June 30, 2013	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Interest and similar income	6,835	9,254	13,583	17,666

Interest expense	3,184	5,342	6,282	9,516

Net interest income	3,651	3,912	7,301	8,150

Provision for credit losses	473	418	828	733

Net interest income after provision for credit losses	3,178	3,494	6,474	7,417

Commissions and fee income	3,001	2,770	5,851	5,586

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,338	1,009	4,181	3,644

Net gains (losses) on financial assets available for sale	24	100	133	53

Net income (loss) from equity method investments	105	57	141	(92)

Other income (loss)	94	172	(2)	(126)

Total noninterest income	4,563	4,108	10,305	9,064

Compensation and benefits	3,203	3,382	6,752	7,030

General and administrative expenses	3,561	3,256	6,379	6,442

Policyholder benefits and claims	(7)	(3)	185	145

Impairment of intangible assets	0	0	0	10

Restructuring activities	192	0	257	0

Total noninterest expenses	6,950	6,635	13,572	13,627

Income before income taxes	792	967	3,206	2,854

Income tax expense	457	301	1,211	781

Net income	335	666	1,995	2,074

Net income attributable to noncontrolling interests	1	10	10	29

Net income attributable to Deutsche Bank shareholders	334	656	1,985	2,044

Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Earnings per common share:

Basic	€0.33	€0.70	€2.05	€2.19

Diluted	€0.32	€0.69	€1.99	€2.13

Number of shares in millions:

Denominator for basic earnings per share – weighted-average shares outstanding	998.4	933.4	968.5	931.4

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,027.3	954.6	999.1	957.6

Deutsche Bank	Consolidated Financial Statements	56
Interim Report as of June 30, 2013	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Net income recognized in the income statement	335	666	1,995	2,074

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(441)	170	(697)	(59)

Total of income tax related to items that will not be reclassified to profit or loss	26	(87)	88	50

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	(392)	(143)	(96)	606
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	11	(65)	(80)	8

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	44	(50)	43	(3)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	9	11	19	23

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	0

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(300)	890	116	239
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	(5)

Equity Method Investments
Net gains (losses) arising during the period	(5)	11	71	(6)

Total of income tax related to items that are or may be reclassified to profit or loss	(55)	106	(91)	(55)

Other comprehensive income (loss), net of tax	(1,103)	843	(628)	798

Total comprehensive income (loss), net of tax	(769)	1,509	1,368	2,872

Attributable to:
Noncontrolling interests	0	25	14	132
Deutsche Bank shareholders	(769)	1,484	1,354	2,740

Deutsche Bank	Consolidated Financial Statements	57
Interim Report as of June 30, 2013	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Jun 30, 2013	Dec 31, 2012

Cash and due from banks	21,195	27,877

Interest-earning deposits with banks	95,492	120,637

Central bank funds sold and securities purchased under resale agreements	36,217	36,570

Securities borrowed	28,879	24,013

Financial assets at fair value through profit or loss
Trading assets	237,051	254,459
Positive market values from derivative financial instruments	635,866	768,353
Financial assets designated at fair value through profit or loss	191,402	187,027

Total financial assets at fair value through profit or loss	1,064,318	1,209,839

Financial assets available for sale	52,860	49,400

Equity method investments	3,710	3,577

Loans	387,751	397,377

Property and equipment	4,784	4,963

Goodwill and other intangible assets	14,223	14,219

Other assets	191,257	123,702

Income tax assets [1]	9,193	10,101

Total assets	1,909,879	2,022,275

Liabilities and Equity
in € m.	Jun 30, 2013	Dec 31, 2012

Deposits	553,844	577,210

Central bank funds purchased and securities sold under repurchase agreements	28,027	36,144

Securities loaned	2,933	3,166

Financial liabilities at fair value through profit or loss
Trading liabilities	60,650	54,400
Negative market values from derivative financial instruments	617,066	752,652
Financial liabilities designated at fair value through profit or loss	97,749	110,409
Investment contract liabilities	7,489	7,732

Total financial liabilities at fair value through profit or loss	782,954	925,193

Other short-term borrowings	71,731	69,661

Other liabilities	248,643	179,099

Provisions	5,913	5,110

Income tax liabilities [1]	3,002	3,036

Long-term debt	142,775	157,325

Trust preferred securities	12,321	12,091

Obligation to purchase common shares	1	0

Total liabilities	1,852,144	1,968,035

Common shares, no par value, nominal value of € 2.56	2,610	2,380

Additional paid-in capital	26,394	23,776

Retained earnings	29,810	29,199

Common shares in treasury, at cost	(18)	(60)

Equity classified as obligation to purchase common shares	(1)	0

Accumulated other comprehensive income (loss), net of tax [2]	(1,316)	(1,294)

Total shareholders’ equity	57,479	54,001

Noncontrolling interests	256	239

Total equity	57,735	54,240

Total liabilities and equity	1,909,879	2,022,275

[1]	Income tax assets and Income tax liabilities comprise both deferred and current taxes.
[2]	Excluding remeasurement effects related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	58
Interim Report as of June 30, 2013	Consolidated Statements of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2011	2,380	23,695	30,119	(823)	0

Total comprehensive income, net of tax [1]	0	0	2,044	0	0

Common shares issued	0	0	0	0	0

Cash dividends paid	0	0	(689)	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(5)	0	0

Net change in share awards in the reporting period	0	(437)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	938	0

Tax benefits related to share-based compensation plans	0	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	1

Option premiums and other effects from options on common shares	0	(64)	0	0	0

Purchases of treasury shares	0	0	0	(7,855)	0

Sale of treasury shares	0	0	0	7,323	0

Net gains (losses) on treasury shares sold	0	39	0	0	0

Other [2]	0	358	3	0	0

Balance as of June 30, 2012	2,380	23,591	31,472	(417)	0

Balance as of December 31, 2012	2,380	23,776	29,199	(60)	0

Total comprehensive income, net of tax [1]	0	0	1,985	0	0

Common shares issued	230	2,731	0	0	0

Cash dividends paid	0	0	(764)	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(609)	0	0

Net change in share awards in the reporting period	0	(94)	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	541	0

Tax benefits related to share-based compensation plans	0	2	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	(1)

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(49)	0	0	0

Purchases of treasury shares	0	0	0	(7,695)	0

Sale of treasury shares	0	0	0	7,195	0

Net gains (losses) on treasury shares sold	0	(51)	0	0	0

Other	0	79	0	0	0

Balance as of June 30, 2013	2,610	26,394	29,810	(18)	(1)

[1]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.
[2]	Includes the cumulative effect of the adoption of accounting pronouncements. Please refer to the note “Impact of Changes in Accounting Principles” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	59
Interim Report as of June 30, 2013	Consolidated Statements of Changes in Equity (unaudited)

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax	Total shareholders’ equity	Noncontrolling interests	Total equity
(617)	(226)	0	(1,166)	28	(1,981)	53,390	1,270	54,660

371	21	0	315	(6)	701	2,745	136	2,881

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(689)	0	(689)

0	0	0	0	0	0	(5)	(4)	(9)

0	0	0	0	0	0	(437)	0	(437)

0	0	0	0	0	0	938	0	938

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(1)	0	(1)

0	0	0	0	0	0	1	0	1

0	0	0	0	0	0	(64)	0	(64)

0	0	0	0	0	0	(7,855)	0	(7,855)

0	0	0	0	0	0	7,323	0	7,323

0	0	0	0	0	0	39	0	39

8	0	0	(3)	0	5	366	(1,147)	(781)

(238)	(205)	0	(854)	22	(1,275)	55,751	255	56,006

468	(159)	0	(1,593)	(10)	(1,294)	54,001	239	54,240

(123)	24	0	6	71	(22)	1,963	14	1,977

0	0	0	0	0	0	2,961	0	2,961

0	0	0	0	0	0	(764)	0	(764)

0	0	0	0	0	0	(609)	0	(609)

0	0	0	0	0	0	(94)	0	(94)

0	0	0	0	0	0	541	0	541

0	0	0	0	0	0	2	0	2

0	0	0	0	0	0	(1)	0	(1)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	(49)	0	(49)

0	0	0	0	0	0	(7,695)	0	(7,695)

0	0	0	0	0	0	7,195	0	7,195

0	0	0	0	0	0	(51)	0	(51)

0	0	0	0	0	0	79	3	82

345	(134)	0	(1,587)	60	(1,316)	57,479	256	57,735

Deutsche Bank	Consolidated Financial Statements	60
Interim Report as of June 30, 2013	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012
Net income	1,995	2,074

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	828	733
Restructuring activities	257	0
Gain on sale of financial assets available for sale, equity method investments, and other	(184)	(258)
Deferred income taxes, net	598	447
Impairment, depreciation and other amortization, and accretion	1,194	1,612
Share of net income (loss) from equity method investments	(198)	(162)

Income adjusted for noncash charges, credits and other items	4,490	4,446

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	23,667	7,048
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,613)	(23,147)
Financial assets designated at fair value through profit or loss	(5,292)	(19,535)
Loans	8,841	(1,489)
Other assets	(70,022)	(48,622)
Deposits	(22,724)	3,328
Financial liabilities designated at fair value through profit or loss and investment contract liabilities [1]	(12,611)	(3,997)
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(8,432)	40,161
Other short-term borrowings	1,934	(1,718)
Other liabilities	71,554	50,554
Senior long-term debt [2]	(14,072)	(3,419)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	20,061	(9,160)
Other, net	1,580	274

Net cash provided by (used in) operating activities	(5,639)	(5,276)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	6,281	2,883
Maturities of financial assets available for sale	6,544	7,333
Sale of equity method investments	54	24
Sale of property and equipment	86	107
Purchase of:
Financial assets available for sale	(16,196)	(7,868)
Equity method investments	0	(3)
Property and equipment	(243)	(262)
Net cash received in (paid for) business combinations/divestitures	47	95
Other, net	(287)	(400)

Net cash provided by (used in) investing activities	(3,714)	1,909

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,178	12
Repayments and extinguishments of subordinated long-term debt	(1,504)	(349)
Issuances of trust preferred securities	11	8
Repayments and extinguishments of trust preferred securities	(3)	(38)
Capital increase	2,961	0
Purchases of treasury shares	(7,695)	(7,855)
Sale of treasury shares	7,150	7,339
Dividends paid to noncontrolling interests	0	(3)
Net change in noncontrolling interests	13	(58)
Cash dividends paid	(764)	(689)

Net cash provided by (used in) financing activities	1,347	(1,633)

Net effect of exchange rate changes on cash and cash equivalents	(433)	(118)

Net increase (decrease) in cash and cash equivalents	(8,439)	(5,118)
Cash and cash equivalents at beginning of period	53,321	82,032
Cash and cash equivalents at end of period	44,883	76,912

Net cash provided by (used in) operating activities include

Income taxes paid, net	328	572
Interest paid	5,923	9,231
Interest and dividends received	13,136	17,989

Cash and cash equivalents comprise

Cash and due from banks	21,195	20,248
Interest-earning demand deposits with banks (not included: time deposits of € 71,804 million as of June 30, 2013, and € 89,016 million as of June 30, 2012)	23,688	56,664

Total	44,883	76,912

[1]

Included are senior long-term debt issuances of € 4,989 million and € 5,848 million and repayments and extinguishments of € 7,599 million and € 6,066 million through June 30, 2013 and June 30, 2012, respectively.

[2]	Included are issuances of € 17,436 million and € 15,263 million and repayments and extinguishments of € 27,200 million and € 20,250 million through June 30, 2013 and June 30, 2012, respectively.

Deutsche Bank	Consolidated Financial Statements	61
Interim Report as of June 30, 2013	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2012, for which the same accounting policies have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

In 2012, the Group decided to broaden and hence stabilize the underlying bond portfolio relating to the discount rate applied in the eurozone for defined benefit pension plans by including high quality covered bonds and to refine the curve extrapolation by adjusting the underlying bond portfolio while retaining the overall AA-credit quality of the curve. The refinement resulted in an increase in the discount rate of 30 basis points as of the first quarter 2012 and an increase of 40 basis points as of the second quarter 2012. This increase reduced the actuarial losses flowing through other comprehensive income by approximately € 308 million before tax in the first quarter 2012 and approximately € 395 million before tax in the second quarter 2012.

In the fourth quarter 2012, the Group’s valuation methodology for incorporating the impact of own credit risk in the fair value of derivative contracts was refined (commonly referred to as Debt Valuation Adjustment or DVA). Previously the Group had calculated the effect of own credit risk on derivative liabilities using historic default levels. The refinement in methodology has moved DVA to a market based approach. In addition, during the fourth quarter 2012 the Group made refinements to its Credit Valuation Adjustment (“CVA”) methodology as greater transparency of the market value of counterparty credit became possible. The impacts of these refinements were disclosed in the Group’s consolidated financial statements as at December 31, 2012.

Deutsche Bank	Consolidated Financial Statements	62
Interim Report as of June 30, 2013	Impact of Changes in Accounting Principles (unaudited)

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IAS 1

On January 1, 2013, the Group adopted the amendments to IAS 1, “Presentation of Financial Statements” which require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The adoption of the amendments did not have a material impact on presentation of other comprehensive income in the Group’s consolidated financial statements.

IFRS 10, IFRS 11, IAS 27 and IAS 28

On January 1, 2013, the Group adopted IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, a revised version of IAS 27, “Separate Financial Statements”, and a revised version of IAS 28, “Investments in Associates and Joint Ventures” which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11. The Group also adopted the amendments to the transition guidance for IFRS 10 and IFRS 11. The Group recorded a cumulative charge to total equity as at January 1, 2012 of € 195 million, net of tax, for the initial adoption of these standards. Comparative information for 2012 has been restated.

IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation – Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which had not been applied by the Group. The adoption of IFRS 11 did not have an impact on the consolidated financial statements.

Deutsche Bank	Consolidated Financial Statements	63
Interim Report as of June 30, 2013	Impact of Changes in Accounting Principles (unaudited)

The following tables reflect the incremental impacts of the adoption of these standards on the Group’s consolidated balance sheet and statement of income, respectively, as at December 31, 2012.

in € m.	Dec 31, 2012
Assets

Interest-earning deposits with banks	1,088

Financial assets at fair value through profit or loss	8,958

Loans	94

Other assets	(189)

Total assets	9,951

Liabilities

Financial liabilities at fair value through profit or loss	675

Other short-term borrowings	601

Long-term debt	(772)

Other liabilities	9,628

Total liabilities	10,133

Equity

Total shareholders’ equity	(14)

Noncontrolling interests	(168)

Total equity	(182)

in € m.	2012
Net interest income	83

Net gains (losses) on financial assets/liabilities at fair value through profit and loss	435

Commissions and fee income	(127)

Other income (loss)	(393)

Income before income taxes	(6)

Income tax expense	3

Net income	(3)

The majority of the impacts above arose from the consolidation of certain funds where the Group provides guarantee protection to third parties over the fund’s assets. Under IFRS 10 the Group was deemed to have power over the funds as it acts as investment manager and cannot be removed, has variable returns through significant unit holdings and/or the guarantee, and is able to influence the returns of the funds through its power.

IAS 19

On January 1, 2013, the Group adopted IAS 19R, “Employee Benefits” which introduces the net interest approach which is based on the discount rate used to measure the defined benefit obligation multiplied with the net defined benefit asset/liability recognized on the balance sheet, both as determined at the start of the reporting period and adjusted for expected changes in the net defined benefit asset/liability due to contributions and benefit payments during the year. This measure of net interest cost replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The standard also requires immediate recognition of remeasurement effects associated with all post-employment benefits through other comprehensive income such as actuarial gains and losses and any deviations between the actual return on plan assets and the return implied by the net interest cost, which is already consistent with the Group’s previous accounting policy. In addition, IAS 19R requires immediate recognition of any past service cost and will enhance the disclosure requirements for defined benefit plans. For 2012, the adoption of the net interest approach resulted in a reduction of the expenses for defined benefit plans and consequently increased actuarial losses recognized in other comprehensive income by € 36 million so that the impact on total comprehensive income and total shareholders’ equity was neutral.

IFRS 7

In December 2011, the IASB issued amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7R”) requiring extended disclosures to allow investors to better compare financial

Deutsche Bank	Consolidated Financial Statements	64
Interim Report as of June 30, 2013	Impact of Changes in Accounting Principles (unaudited)

statements prepared in accordance with IFRS or U.S. GAAP. The amendments were effective for annual periods beginning on or after January 1, 2013 but also interim periods thereafter. The adoption of the amendments in the first quarter 2013 did not have a material impact on the Group’s consolidated financial statements. The Group has provided the extended disclosures in the note “Offsetting Financial Assets and Financial Liabilities” of this Interim Report.

IFRS 13

On January 1, 2013, the Group adopted IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. As such it permits an exception, through an accounting policy election, to measure the fair value of a portfolio of financial assets and financial liabilities on the basis of the net open risk position when certain criteria are met. The Group has elected to measure certain portfolios of financial instruments, such as derivatives, that meet those criteria on the basis of the net open risk position. IFRS 13 also introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 and IAS 34 in the notes “Financial Instruments carried at Fair Value” and “Fair Value of Financial Instruments not carried at Fair Value”, respectively, of this Interim Report.

Improvements to IFRS 2009-2011 Cycle

In May 2012, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

IAS 32, “Offsetting Financial Assets and Financial Liabilities”, IFRS 9 and IFRS 9R, “Financial Instruments” will be relevant to the Group but were not effective as of June 30, 2013 and therefore have not been applied in preparing these financial statements.

IAS 36, “Recoverable Amount Disclosures for Non-Financial Assets (Amendment to IAS 36)”, addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The amendments will become effective for the Group on January 1, 2014.

IAS 39, “Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)”, allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. The amendments will become effective for the Group on January 1, 2014.

IFRS 12, “Disclosure of Interests in Other Entities (including amendments to the transition guidance for IFRS 10-12 issued in June 2012)”, which requires annual disclosures of the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities became effective for the Group on January 1, 2013 but will only be applied in the 2013 year-end financial statements.

IFRIC 21, “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, clarifies that an entity recognises a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation will become effective for the Group on January 1, 2014.

Deutsche Bank	Consolidated Financial Statements	65
Interim Report as of June 30, 2013	Segment Information (unaudited)

While approved by the IASB, the above standards and interpretation – except for IAS 32, “Offsetting Financial Assets and Financial Liabilities” and IFRS 12, “Disclosure of Interests in Other Entities” – have yet to be endorsed by the EU.

The Group is currently evaluating the potential impact that the adoption of the amendment to IAS 32, amendment to IAS 39, IFRS 9, IFRS 9R and IFRIC 21 will have on its consolidated financial statements. The adoption of IFRS 12 and the amendment to IAS 36 will only have a disclosure impact on the consolidated financial statements.

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. During the first six months of 2013, there were no material changes in the organizational structure which affected the composition of the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

The following transaction affected the Group’s segment operations: On June 1, 2013, the Group completed the sale of Deutsche Card Services to EVO Payments International. The business was part of the Corporate Division GTB.

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2013, the Group refined its allocation of average active equity to the business segments to reflect the further increased regulatory requirements under CRR/CRD 4 and to align the allocation of capital with the communicated capital and return on equity targets. Under the new methodology, the internal demand for regulatory capital is derived based on a Common Equity Tier 1 ratio of 10.0 % at a Group level and assuming full implementation of CRR/CRD 4 rules. Therefore, the basis for allocation, i.e., risk-weighted assets and certain regulatory capital deduction items, is also on a CRR/CRD 4 fully-loaded basis. As a result, the amount of capital allocated to the segments has increased, predominantly in CB&S and the NCOU. The figures for 2012 were adjusted to reflect this effect. In 2012, the Group derived its demand for regulatory capital assuming a Core Tier 1 ratio of 9.0% (under Basel 2.5 rules), reflecting increased regulatory requirements at the time. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Deutsche Bank	Consolidated Financial Statements	66
Interim Report as of June 30, 2013	Segment Information (unaudited)

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2013 and June 30, 2012.

Three months ended Jun 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Net revenues	3,710	994	1,039	2,447	193	(167)	8,215

Provision for credit losses	28	77	0	194	174	0	473

Total noninterest expenses	2,896	595	957	1,746	718	38	6,950
thereof:
Policyholder benefits and claims	0	0	(7)	0	0	0	(7)
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	43	12	136	1	1	0	192

Noncontrolling interests	1	0	(1)	0	0	(1)	0

Income (loss) before income taxes	785	322	82	507	(699)	(205)	792

Cost/income ratio	78%	60%	92%	71%	N/M	N/M	85%

Assets [1]	1,391,485	86,790	79,322	268,624	72,841	10,817	1,909,879

Risk-weighted assets	123,737	29,598	11,139	71,320	66,728	11,783	314,304

Average active equity	21,525	4,044	5,638	13,957	10,705	0	55,869

Pre-tax return on average active equity	15%	32%	6%	15%	(26) %	N/M	6%

Post-tax return on average active equity [2]	9%	21%	4%	9%	(17) %	N/M	2%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 58 % for the three months ended June 30, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates ranged from 34 % to 36 % for the current quarter.

Three months ended Jun 30, 2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Net revenues	3,396	979	981	2,304	414	(55)	8,020

Provision for credit losses	10	47	8	216	138	0	418

Total noninterest expenses	2,889	638	875	1,713	488	31	6,635
thereof:
Policyholder benefits and claims	0	0	(4)	0	0	0	(4)
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	0	0	0	0	0	0	0

Noncontrolling interests	1	0	0	7	5	(14)	0

Income (loss) before income taxes	496	294	98	367	(216)	(72)	967

Cost/income ratio	85%	65%	89%	74%	118%	N/M	83%

Assets (as of Dec 31, 2012)[1]	1,474,799	77,915	78,107	282,587	97,291	11,577	2,022,275

Risk-weighted assets (as of Dec 31, 2012)	124,640	27,392	12,429	72,695	80,317	16,133	333,605

Average active equity	21,967	3,103	5,873	11,961	12,414	0	55,318

Pre-tax return on average active equity	9%	38%	7%	12%	(7) %	N/M	7%

Post-tax return on average active equity [2]	6%	25%	4%	8%	(5) %	N/M	5%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 31 % for the three months ended June 30, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates ranged from 34 % to 36 % for the prior year’s quarter.

Deutsche Bank	Consolidated Financial Statements	67
Interim Report as of June 30, 2013	Segment Information (unaudited)

Six months ended Jun 30, 2013
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Net revenues	8,314	1,986	2,281	4,831	620	(426)	17,606

Provision for credit losses	76	173	13	305	261	0	828

Total noninterest expenses	5,590	1,182	1,965	3,536	1,255	44	13,572
thereof:
Policyholder benefits and claims	0	0	185	0	0	0	185
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	96	14	143	2	2	0	257

Noncontrolling interests	11	0	0	0	(1)	(10)	0

Income (loss) before income taxes	2,637	631	303	990	(895)	(460)	3,206

Cost/income ratio	67%	60%	86%	73%	N/M	N/M	77%

Assets[1]	1,391,485	86,790	79,322	268,624	72,841	10,817	1,909,879

Risk-weighted assets	123,737	29,598	11,139	71,320	66,728	11,783	314,304

Average active equity	20,825	3,866	5,576	13,578	10,872	0	54,717

Pre-tax return on average active equity	25%	33%	11%	15%	(17) %	N/M	12%

Post-tax return on average active equity[2]	17%	22%	7%	10%	(11) %	N/M	7%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 38 % for the six months ended June 30, 2013. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 34 % for the six months ended June 30, 2013.

Six months ended Jun 30, 2012
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Deutsche Asset & Wealth Management	Private & Business Clients	Non-Core Operations Unit	Consolidation & Adjustments	Total Consolidated
Net revenues	8,210	1,947	2,136	4,700	657	(435)	17,214

Provision for credit losses	42	79	8	376	229	0	733

Total noninterest expenses	5,785	1,254	1,822	3,482	1,173	111	13,627
thereof:
Policyholder benefits and claims	0	0	145	0	0	0	145
Impairment of intangible assets	0	0	0	10	0	0	10
Restructuring activities	0	0	0	0	0	0	0

Noncontrolling interests	6	0	0	15	21	(42)	0

Income (loss) before income taxes	2,377	614	306	827	(765)	(505)	2,854

Cost/income ratio	70%	64%	85%	74%	178%	N/M	79%

Assets (as of Dec 31, 2012)[1]	1,474,799	77,915	78,107	282,587	97,291	11,577	2,022,275

Risk-weighted assets (as of Dec 31, 2012)	124,640	27,392	12,429	72,695	80,317	16,133	333,605

Average active equity	21,408	3,090	5,834	11,875	12,522	0	54,727

Pre-tax return on average active equity	22%	40%	10%	14%	(12) %	N/M	10%

Post-tax return on average active equity[2]	15%	27%	7%	9%	(8) %	N/M	7%

N/M – Not meaningful

[1]	Starting December 31, 2012, segment assets represent consolidated view, i.e. the amounts do not include intersegment balances. Prior periods were adjusted accordingly.
[2]

The post-tax return on average active equity at the Group level reflects the reported effective tax rate for the Group, which was 27 % for the six months ended June 30, 2012. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates was 33 % for the six months ended June 30, 2012.

Deutsche Bank	Consolidated Financial Statements	68
Interim Report as of June 30, 2013	Segment Information (unaudited)

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

2013 to 2012 Three Months Comparison

Loss before income taxes in C&A was € 205 million in the second quarter 2013 and € 72 million in the prior year quarter. Results in both periods were impacted by significant effects related to the hedging of net investments in certain foreign operations. Effects from different accounting methods used for management reporting and IFRS had no significant impact in the second quarter 2013 as positive effects related to shifts of the euro and U.S. dollar interest rate curves largely offset negative effects from narrowed U.S. dollar/euro basis spreads and structured credit spreads on our own debt. In addition to the aforementioned hedging effects, results in the second quarter 2012 included, interest income on taxes as well as negative effects from different accounting methods used for management reporting and IFRS, which were particularly driven by a significant flattening of the U.S. dollar yield curve partly offset by narrowed U.S. dollar/euro basis spreads.

2013 to 2012 Six Months Comparison

Loss before income taxes in C&A was € 460 million in the first half of 2013 and € 505 million in the six months of 2012. Results in the first six months 2013 were mainly impacted by effects related to the hedging of net investments in certain foreign operations and effects from different accounting methods used for management reporting and IFRS, mainly attributable to a steepening of the euro and U.S. dollar interest rate curves and a narrowing of the U.S. dollar/euro basis spreads. Loss before income taxes in the first half 2012 was primarily driven by effects from different accounting methods used for management reporting and IFRS, predominantly also reflecting a rise in the euro and U.S. dollar interest rate curves and a narrowing of the U.S. dollar/euro basis spreads. In addition, results in that period included negative effects from hedging of net investments and interest income on tax related items.

Deutsche Bank	Consolidated Financial Statements	69
Interim Report as of June 30, 2013	Segment Information (unaudited)

Entity-Wide Disclosures

Net Revenue Components

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Corporate Banking & Securities:

Sales & Trading (debt and other products)	1,903	2,132	4,630	5,297

Sales & Trading (equity)	787	507	1,553	1,191

Sales & Trading (equity, debt & other)	2,690	2,639	6,183	6,488

Origination (debt)	418	284	873	662

Origination (equity)	204	89	356	227

Origination (equity & debt)	622	372	1,229	889

Advisory	116	136	185	258

Loan products	345	241	641	566

Other products	(63)	7	75	9

Total Corporate Banking & Securities	3,710	3,396	8,314	8,210

Global Transaction Banking:

Transaction services	994	979	1,986	1,947

Other products	0	0	0	0

Total Global Transaction Banking	994	979	1,986	1,947

Deutsche Asset & Wealth Management:

Discretionary portfolio management/fund management	542	504	1,065	990

Advisory/brokerage	223	204	436	403

Credit products	95	104	187	204

Deposits and payment services	68	56	137	125

Other products[1]	111	112	456	415

Total Deutsche Asset & Wealth Management	1,039	981	2,281	2,136

Private & Business Clients:

Discretionary portfolio management/fund management	60	49	118	101

Advisory/brokerage	244	203	503	480

Credit products	838	816	1,693	1,629

Deposits and payment services	944	1,001	1,898	2,007

Other products	361	235	620	483

Total Private & Business Clients	2,447	2,304	4,831	4,700

Total Non-Core Operations Unit	193	414	620	657

Consolidation & Adjustments	(167)	(55)	(426)	(435)

Total[2]	8,215	8,020	17,606	17,214

[1]	Includes revenues from ETF business.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit and loss and other revenues such as commissions and fee income.

Deutsche Bank	Consolidated Financial Statements	70
Interim Report as of June 30, 2013	Information on the Consolidated Income Statement (unaudited)

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Net interest income	3,651	3,912	7,301	8,150

Trading income[1]	803	637[2]	3,448	3,255[2]

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[3]	536	372[2]	733	388[2]

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,338	1,009	4,181	3,644

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,990	4,921	11,483	11,793

Sales & Trading (equity)	579	350	1,207	863
Sales & Trading (debt and other products)	2,094	2,069	4,862	4,834
Total Sales & Trading	2,673	2,418	6,069	5,697

Loan products	213	77	331	165

Remaining products[4]	(69)	56	68	217

Corporate Banking & Securities	2,817	2,551	6,468	6,079

Global Transaction Banking[5]	440	464	950	963

Deutsche Asset & Wealth Management	216	268	930	1,025

Private & Business Clients	1,530	1,562	3,016	3,099

Non-Core Operations Unit	88	(33)	185	322

Consolidation & Adjustments	(102)	107	(67)	306

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,990	4,921	11,483	11,793

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]	Prior period numbers have been amended.
[3]

Includes € (1) million and € 7 million from securitization structures for the three months ended June 30, 2013 and June 30, 2012, respectively, and € (102) million and € 39 million for the six months ended June 30, 2013 and June 30, 2012, respectively. Fair value movements on related instruments of € 74 million and of € 17 million for the three months ended June 30, 2013 and June 30, 2012, respectively, and € 261 million and € (7) million for the six months ended June 30, 2013 and June 30, 2012, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[4]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[5]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Commissions and fees from fiduciary activities	879	814	1,697	1,596

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	919	836	1,770	1,704

Fees for other customer services	1,203	1,121	2,383	2,286

Total commissions and fee income	3,001	2,770	5,851	5,586

Deutsche Bank	Consolidated Financial Statements	71
Interim Report as of June 30, 2013	Information on the Consolidated Income Statement (unaudited)

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Service cost for defined benefit plans:
Germany	43	35	90	74
UK	8	5	14	12
Other countries	15	24	34	46

Total service cost	66	64	138	132

Net interest cost (income) for defined benefit plans:
Germany	7	11	20	20
UK	(8)	(9)	(15)	(19)
Other countries	4	2	8	6

Total net interest cost (income)	3	4	13	7

Total expenses defined benefit plans:
Germany	50	46	110	94
UK	0	(4)	(1)	(7)
Other countries	19	26	42	52

Total expenses defined benefit plans	69	68	151	139

Total expenses for defined contribution plans	86	94	196	200

Total expenses for post-employment benefits	156	162	346	339

Employer contributions to mandatory German social security pension plan	55	56	115	118

The Group expects to pay approximately € 125 million in regular contributions to its retirement benefit plans in 2013. Furthermore the Group made additional contributions of € 819 million and € 53 million to fund the majority of Postbank’s unfunded defined benefit obligations in the first and second quarter of 2013, respectively. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2013.

A remeasurement loss of € 441 million pre-tax recognized in the Consolidated Statement of Comprehensive Income in the second quarter was largely driven by the fact that the eurozone discount rate did not capture the recent increase in market yields of corporate bonds due to new low yielding bond issuances and downgrading of existing bonds. Various assumptions in the determination of the discount rate are impractical to be hedged mainly due to the absence of ultra-long-term corporate bonds. In addition, certain bonds within the plan assets provided a relative underperformance compared to the assumed development in pension obligation resulting from movements in corporate bond yields. The discount rate applied to determine the defined benefit pension obligations in the eurozone as of June 30, 2013 is 3.5%.

Deutsche Bank	Consolidated Financial Statements	72
Interim Report as of June 30, 2013	Information on the Consolidated Income Statement (unaudited)

General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
General and administrative expenses:

IT costs	725	626	1,402	1,214

Occupancy, furniture and equipment expenses	509	519	993	1,046

Professional service fees	427	471	783	873

Communication and data services	208	223	431	455

Travel and representation expenses	110	145	205	269

Payment, clearing and custodian services	151	176	299	307

Marketing expenses	72	97	146	182

Consolidated investments	213	190	406	367

Other expenses[1]	1,145	809	1,714	1,729

Total general and administrative expenses	3,561	3,256	6,379	6,442

[1]	Included within other expenses are litigation related expenses of € 630 million for the second quarter 2013 and of € 256 million for the second quarter 2012.

Restructuring

The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. The Group plans to spend approximately € 4 billion over a three year period starting 2012 with the aim of achieving full run-rate annual cost savings of € 4.5 billion by 2015.

As of June 30, 2013 the Group’s Management Board approved five phases of restructuring which form part of the planned amount of approximately € 4 billion. The restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and termination costs related to lease contracts for buildings used by the Group. Restructuring expenses of € 257 million were recognized in the first half year 2013, thereof € 177 million for termination benefits relating to the reduction of headcount according to the Group’s accounting policy for restructuring expenses. An additional expense amount of € 62 million was incurred for the acceleration of deferred compensation awards not yet amortized. A further expense of € 18 million was recognized for contract termination costs, mainly relating to real estate related to lease contracts for buildings used by the Group. Of the total amount of € 257 million, Corporate Banking & Securities was charged € 96 million, Deutsche Asset & Wealth Management € 143 million, Global Transaction Banking € 14 million, Private & Business Clients € 2 million and Non-Core Operations Unit € 2 million respectively, including allocations from Infrastructure functions. Provisions for restructuring as of June 30, 2013 amounted to € 244 million. The majority of the remaining approved restructuring expense budget is expected to be utilized during 2013 and into 2014.

As of June 30, 2013 901 full-time equivalent (FTE) staff had been reduced through restructuring and other means. Of these reductions, 418 FTE have been reduced through activities that were not eligible for treatment as restructuring charges pursuant to the restructuring program described above, for instance voluntary leavers and retirements where the roles will not be replaced. The remaining 483 FTE have been identified as restructuring eligible. The total FTE reductions were identified within Corporate Banking & Securities (345 FTE), Deutsche Asset & Wealth Management (184 FTE), Global Transaction Banking (128 FTE) and Infrastructure functions (244 FTE).

Deutsche Bank	Consolidated Financial Statements	73
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2013	Dec 31, 2012
Trading assets:
Trading securities	209,958	227,845
Other trading assets[1]	27,093	26,614

Total trading assets	237,051	254,459

Positive market values from derivative financial instruments	635,866	768,353

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	125,133	124,987
Securities borrowed	33,837	28,304
Loans	18,443	18,248
Other financial assets designated at fair value through profit or loss	13,990	15,488

Total financial assets designated at fair value through profit or loss	191,402	187,027

Total financial assets at fair value through profit or loss	1,064,318	1,209,839

[1]	Includes traded loans of € 17,137 million and € 17,638 million as of June 30, 2013 and December 31, 2012, respectively.

in € m.	Jun 30, 2013	Dec 31, 2012
Trading liabilities:
Trading securities	58,174	52,722
Other trading liabilities	2,476	1,678

Total trading liabilities	60,650	54,400

Negative market values from derivative financial instruments	617,066	752,652

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	73,658	82,267
Loan commitments	418	463
Long-term debt	11,418	13,436
Other financial liabilities designated at fair value through profit or loss	12,255	14,243

Total financial liabilities designated at fair value through profit or loss	97,749	110,409

Investment contract liabilities[1]	7,489	7,732

Total financial liabilities at fair value through profit or loss	782,954	925,193

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Jun 30, 2013	Dec 31, 2012
Debt securities	48,189	44,155

Equity securities	1,129	1,305

Other equity interests	911	986

Loans	2,631	2,954

Total financial assets available for sale	52,860	49,400

Deutsche Bank	Consolidated Financial Statements	74
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
upper end of range	13.1%	9.9%
lower end of range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Jun 30, 2013			Dec 31, 2012
in € m.	Carrying value		Fair value	Carrying value		Fair value
Trading assets reclassified to loans:
Securitized assets[1]	2,512		2,143	3,599		2,783
Debt securities	654		630	795		757
Loans	4,550		4,140	6,810		6,226

Total trading assets reclassified to loans	7,717		6,913	11,204		9,766

Financial assets available for sale reclassified to loans:
Securitized assets[1]	2,679		2,541	4,501		4,218
Loans	1,304		1,405	1,293		1,446

Total financial assets available for sale reclassified to loans	3,983		3,946	5,794		5,664

Total financial assets reclassified to loans	11,700	[2]	10,858	16,998	[2]	15,430

[1]	Securitized assets consist of mortgage- and asset-backed securities.
[2]

In addition to the carrying value of the reclassified assets shown in the table above there is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk. This effect increases carrying value by € 100 million and € 209 million as at June 30, 2013 and December 31, 2012 respectively.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. For the six months ended June 30, 2013, the Group sold reclassified assets with a carrying value of € 2.6 billion, resulting in net losses of € 226 million. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of the reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

Deutsche Bank	Consolidated Financial Statements	75
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

In addition to sales, the decrease in the carrying value of assets previously classified as trading includes redemptions and maturities of € 527 million and € 1.4 billion reduction relating to commercial real estate loans where the structured entity borrower has been consolidated under IFRS 10 in the second quarter of 2013 resulting in property being recognized in the consolidated balance sheet. The reduction in the carrying value of assets previously classified as available for sale includes redemptions and maturities of € 586 million.

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(56)	(268)	170	(82)

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	2	0	(3)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(42)	100	78	198

Pre-tax contribution of all reclassified assets to the income statement (after reclassification)

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Interest income	87	172	193	328

Provision for credit losses	(126)	(16)	(135)	(58)

Other income[1]	(20)	(6)	(159)	(19)

Income before income taxes on reclassified trading assets	(59)	150	(100)	251

Interest income	21	58	48	96

Provision for credit losses	0	(84)	0	(96)

Other income[1]	(43)	(1)	(47)	(3)

Income (loss) before income taxes on reclassified financial assets available for sale	(23)	(27)	0	(3)

[1]	Predominantly relates to losses from the sale of reclassified assets.

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.

Deutsche Bank	Consolidated Financial Statements	76
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (“CDO”); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (“ABS”); illiquid CDO’s (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (“CRE”) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Jun 30, 2013
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	106,242	96,820	6,895
Positive market values from derivative financial instruments	11,884	612,235	11,747
Other trading assets	564	22,004	4,525
Financial assets designated at fair value through profit or loss	6,397	181,722	3,283
Financial assets available for sale	23,887	25,155	3,818
Other financial assets at fair value	0	5,350[2]	0

Total financial assets held at fair value	148,975	943,287	30,267

Financial liabilities held at fair value:
Trading securities	39,761	18,344	69
Negative market values from derivative financial instruments	10,492	597,778	8,796
Other trading liabilities	98	2,378	0
Financial liabilities designated at fair value through profit or loss	43	96,064	1,643
Investment contract liabilities[3]	0	7,489	0
Other financial liabilities at fair value	0	3,699[2]	(464)[4]

Total financial liabilities held at fair value	50,394	725,752	10,043

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies” of the Financial Report 2012.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” of the Financial Report 2012 for more detail on these contracts.

[4]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Deutsche Bank	Consolidated Financial Statements	77
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Financial instruments categorized in level 3

in € m.	Jun 30, 2013
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	742
Mortgage and other asset-backed securities	2,179
Corporate debt securities and other debt obligations	3,765
Equity securities	209

Total trading securities	6,895

Positive market values from derivative financial instruments	11,747
Other trading assets	4,525
Financial assets designated at fair value through profit or loss:
Loans	2,769
Other financial assets designated at fair value through profit or loss	514

Total financial assets designated at fair value through profit or loss	3,283

Financial assets available for sale	3,818

Other financial assets at fair value	0

Total financial assets held at fair value	30,267

Financial liabilities held at fair value:

Trading securities	69

Negative market values from derivative financial instruments	8,796

Other trading liabilities	0

Financial liabilities designated at fair value through profit or loss:
Loan commitments	395
Long-term debt	1,179
Other financial liabilities designated at fair value through profit or loss	69

Total financial liabilities designated at fair value through profit or loss	1,643

Other financial liabilities at fair value	(464)[1]

Total financial liabilities held at fair value	10,043

[1]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table above.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period is mainly due to a combination of sales and transfers from level 3 into level 2 due to changes in the observability of input parameters used to value these instruments.

Deutsche Bank	Consolidated Financial Statements	78
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the period was mainly due to mark-to-market losses on the instruments and settlements.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is primarily due to settlements while the slight increase in liabilities is mainly due to transfers into level 3 from level 2 due to decreased observability of input parameters used to value these instruments.

Financial Assets Available for Sale include unlisted equity instruments where there is no close proxy and the market is very illiquid.

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Reconciliation of financial instruments classified in Level 3

Jun 30, 2013		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[5]	Settle- ments[6]	Transfers into Level 3[7]	Transfers out of Level 3[7]	Balance, end of period

Financial assets held at fair value:

Trading securities	10,306	0	144	860	(1,896)	0	(543)	671	(2,647)	6,895

Positive market values from derivative financial instruments	15,210	0	(1,648)	0	0	0	(1,610)	2,011	(2,217)	11,747

Other trading assets	4,609	0	125	540	(1,060)	543	(253)	521	(500)	4,525

Financial assets designated at fair value through profit or loss	3,956	0	245	53	(4)	761	(1,645)	151	(236)	3,283

Financial assets available for sale	3,940	(80)	63[2]	425	(221)	0	(352)	384	(341)	3,818

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	38,021	(80)	(1,070)[3,4]	1,878	(3,181)	1,304	(4,403)	3,739	(5,941)	30,267

Financial liabilities held at fair value:

Trading securities	318	0	(2)	0	0	0	(1)	19	(264)	69

Negative market values from derivative financial instruments	9,286	0	331	0	0	0	(814)	1,471	(1,478)	8,796

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,417	0	(69)	0	0	64	(69)	552	(253)	1,643

Other financial liabilities at fair value	(176)	0	58	0	0	0	20	(326)	(39)	(464)

Total financial liabilities held at fair value	10,845	0	317[3,4]	0	0	64	(864)	1,716	(2,034)	10,043

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented above are attributable to movements in both the observable and unobservable parameters.

[2]

Total gains and losses on financial assets available for sale include a gain of € 15 million recognized in other comprehensive income, net of tax, and a gain of € 8 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[3]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a negative € 70 million and for total financial liabilities held at fair value this is a positive € 4 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[4]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
[5]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[6]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[7]

Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of June 30, 2013 it could have increased fair value by as much as € 2.9 billion or decreased fair value by as much as € 2.8 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Jun 30, 2013
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:
Credit	647	911
Equity	184	140
Interest related	36	46
Hybrid	267	132
Other	105	79

Securities:
Debt securities	1,397	1,164
Equity securities	10	57

Loans:
Loans	296	291

Total	2,941	2,820

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between both other unobservable parameters, and observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilises more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Credit Parameters are used to assess the credit worthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of credit worthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require in order to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macro economic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, ie. an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Jun 30, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Mortgage and other asset backed securities
Commercial mortgage-backed securities	310	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	108	3,125
				Recovery rate	50%	65%
				Constant default rate	1%	6%
Mortgage and other asset backed securities	1,869	0	Price based	Price	0%	138%
			Discounted cash flow	Credit spread (bps)	120	3,500
				Recovery rate	0%	80%
				Constant default rate	0%	35%
				Constant prepayment rate	1%	30%

Total mortgage and other asset-backed securities	2,179	0

Debt securities and other debt obligations	4,772	1,232	Price based	Price	0%	156%
			Discounted cash flow	Credit spread (bps)	162	450

Equity securities	831	0	Market approach	Price per net asset value	70%	100%
				Enterprise value/EBITDA (multiple)	1	14
			Discounted cash flow	Weighted average cost capital	7%	12%

Loans	9,027	0	Price based	Price	0%	130%
			Discounted cash flow	Credit spread (bps)	59	2,450
				Constant default rate	9%	20%
				Recovery rate	12%	60%

Loan commitments	0	395	Discounted cash flow	Credit spread (bps)	16	1,050
				Recovery rate	10%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,711	69	Price based	Price	3%	105%
			Discounted cash flow	IRR	2%	46%

Total financial instruments held at fair value[1]	18,520	1,697

[1]	The presentation of the Level 3 financial instruments in this table follows a product breakdown rather than accounting classification.

Jun 30, 2013	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments
Interest rate derivatives	2,666	2,381		Discounted cash flow	Swap rate (bps)	12	1,250
					Inflation swap rate	1%	9%
				Option pricing model	Inflation volatility	0%	8%
					Interest rate volatility	1%	86%
					IR - IR correlation	(49) %	90%
					Hybrid correlation	(70) %	95%
Credit derivatives	6,091	2,870		Price based	Upfront price points	33%	99%
				Discounted cash flow	Credit spread (bps)	1	4,041
					Recovery rate	0%	80%
				Correlation pricing model	Credit correlation	13%	90%
Equity derivatives	1,212	1,620		Option pricing model	Stock volatility	9%	99%
					Index volatility	8%	63%
					Index - index correlation	23%	99%
					Stock - stock correlation	7%	100%
FX derivatives	486	554		Option pricing model	Volatility	1%	21%
Other derivatives	1,292	906	[1]	Discounted cash flow	Credit spread (bps)	100	1,500
				Option pricing model	Index volatility	4%	28%
					Commodity correlation	(30) %	100%

Total market values from derivative financial instruments	11,747	8,332

[1]	Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13.

in € m.	Jun 30, 2013
Financial assets held at fair value:

Trading securities	47
Positive market values from derivative financial instruments	(485)
Other trading assets	110
Financial assets designated at fair value through profit or loss	268
Financial assets available for sale	8
Other financial assets at fair value	0

Total financial assets held at fair value	(51)

Financial liabilities held at fair value:

Trading securities	6
Negative market values from derivative financial instruments	(1,054)
Other trading liabilities	0
Financial liabilities designated at fair value through profit or loss	430
Other financial liabilities at fair value	(54)

Total financial liabilities held at fair value	(672)

Total	(724)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-date movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.
Balance as of Dec 31, 2012	699

New trades during the period	319

Amortization	(143)

Matured trades	(56)

Subsequent move to observability	(24)

Exchange rate changes	(2)

Balance as of June 30, 2013	793

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 16 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2012.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 15 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2012. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 15 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2012 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Jun 30, 2013
in € m.	Carrying value	Fair value
Financial assets:
Cash and due from banks	21,195	21,195
Interest-earning deposits with banks	95,492	95,502
Central bank funds sold and securities purchased under resale agreements	36,217	36,217
Securities borrowed	28,879	28,879
Loans	387,751	388,716
Other financial assets	177,735	177,701

Financial liabilities:
Deposits	553,844	554,187
Central bank funds purchased and securities sold under repurchase agreements	28,027	28,027
Securities loaned	2,933	2,933
Other short-term borrowings	71,731	71,725
Other financial liabilities	219,293	219,293
Long-term debt	142,775	142,664
Trust preferred securities	12,321	12,831

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 01 “Significant Accounting Policies” of the Group’s Financial Report 2012.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present net on the balance sheet, certain financial assets and financial liabilities, according to criteria described in Note 01 “Significant Accounting Policies: Offsetting Financial Instruments” of the Group’s Financial Report 2012.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Assets

	Jun 30, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	32,127	(650)	31,477	0	0	(31,477)	0
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,740	0	4,740	0	0	(4,740)	0

Securities borrowed (enforceable)	17,219	0	17,219	0	0	(16,759)	460
Securities borrowed (non-enforceable)	11,660	0	11,660	0	0	(11,197)	463

Financial assets at fair value through profit or loss
Trading assets	238,144	(1,093)	237,051	0	(66)	(2,895)	234,089
Positive market values from derivative financial instruments (enforceable)	860,174	(267,377)	592,797	(511,305)	(54,774)	(10,796)	15,923
Positive market values from derivative financial instruments (non-enforceable)	43,068	0	43,068	0	0	0	43,068
Financial assets designated at fair value through profit or loss (enforceable)	149,783	(29,764)	120,019	(22,635)	0	(104,351)	(6,967)
Financial assets designated at fair value through profit or loss (non-enforceable)	71,383	0	71,383	0	0	(56,246)	15,137

Total financial assets at fair value through profit or loss	1,362,552	(298,234)	1,064,318	(533,939)	(54,841)	(174,288)	301,251

Loans	387,853	(103)	387,751	0	(17,409)	(47,663)	322,679

Other assets	214,596	(23,339)	191,257	(59,158)	(337)	(329)	131,433
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	17,907	(12,566)	5,341	(4,721)	0	0	620

Remaining assets not subject to netting	201,457	0	201,457	0	0	(755)	200,702

Total assets	2,232,205	(322,325)	1,909,879	(593,097)	(72,587)	(287,208)	956,987

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Jun 30, 2013
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	553,901	(57)	553,844	0	0	0	553,844

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	7,957	(650)	7,307	0	(22)	(6,508)	777
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	20,720	0	20,720	0	0	(15,988)	4,733

Securities loaned (enforceable)	2,933	0	2,933	0	0	(2,933)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	69,194	(8,545)	60,650	0	0	0	60,650
Negative market values from derivative financial instruments (enforceable)	862,192	(274,997)	587,194	(514,876)	(54,437)	(11,664)	6,217
Negative market values from derivative financial instruments (non-enforceable)	29,872	0	29,872	0	0	0	29,872
Financial liabilities designated at fair value through profit or loss (enforceable)	95,360	(21,693)	73,666	(22,635)	(1,258)	(49,565)	208
Financial liabilities designated at fair value through profit or loss (non-enforceable)	31,573	0	31,573	0	0	(5,148)	26,424

Total financial liabilities at fair value through profit or loss	1,088,190	(305,236)	782,954	(537,511)	(55,696)	(66,377)	123,371

Other liabilities	265,026	(16,383)	248,643	(55,924)	0	0	192,720
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	7,566	(5,202)	2,364	(1,149)	0	0	1,215

Remaining liabilities not subject to netting	235,742	0	235,742	0	0	0	235,742

Total liabilities	2,174,469	(322,325)	1,852,144	(593,434)	(55,718)	(91,806)	1,111,186

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

Assets

	Dec 31, 2012
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral [1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	32,416	(427)	31,989	0	0	(31,874)	115
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	4,581	0	4,581	0	0	(4,475)	106

Securities borrowed (enforceable)	10,272	0	10,272	0	0	(9,972)	300
Securities borrowed (non-enforceable)	13,741	0	13,741	0	0	(13,336)	405

Financial assets at fair value through profit or loss
Trading assets	255,745	(1,286)	254,459	0	(52)	(1,149)	253,258
Positive market values from derivative financial instruments (enforceable)	1,089,047	(377,671)	711,376	(631,791)	(66,467)	(9,032)	4,086
Positive market values from derivative financial instruments (non-enforceable)	56,977	0	56,977	0	0	0	56,977
Financial assets designated at fair value through profit or loss (enforceable)	147,254	(34,316)	112,938	(26,035)	(973)	(70,594)	15,336
Financial assets designated at fair value through profit or loss (non-enforceable)	74,089	0	74,089	0	0	(55,279)	18,810

Total financial assets at fair value through profit or loss	1,623,112	(413,273)	1,209,839	(657,826)	(67,492)	(136,054)	348,467

Loans	397,520	(143)	397,377	0	(16,324)	(53,031)	328,022

Other assets	144,735	(21,033)	123,702	(69,546)	(267)	799	54,688
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	23,893	(15,531)	8,362	(7,119)	0	(452)	791

Remaining assets not subject to netting	230,774	0	230,774	0	0	(1,287)	229,487

Total assets	2,457,150	(434,875)	2,022,275	(727,372)	(84,084)	(249,231)	961,588

[1]	Excludes real estate and other non-financial instrument collateral. Amounts have been adjusted accordingly.

Liabilities

	Dec 31, 2012
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	577,316	(106)	577,210	0	0	0	577,210

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	8,806	(426)	8,380	0	(13)	(8,124)	243
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	27,764	0	27,764	0	0	(27,042)	722

Securities loaned (enforceable)	2,614	0	2,614	0	0	(2,464)	150
Securities loaned (non-enforceable)	552	0	552	0	0	(246)	306

Financial liabilities at fair value through profit or loss
Trading liabilities	65,284	(10,884)	54,400	0	0	0	54,400
Negative market values from derivative financial instruments (enforceable)	1,098,493	(386,949)	711,544	(636,450)	(62,428)	(11,298)	1,368
Negative market values from derivative financial instruments (non-enforceable)	41,108	0	41,108	0	0	0	41,108
Financial liabilities designated at fair value through profit or loss (enforceable)	78,675	(23,869)	54,806	(26,035)	(474)	(27,403)	894
Financial liabilities designated at fair value through profit or loss (non-enforceable)	63,335	0	63,335	0	0	(35,193)	28,142

Total financial liabilities at fair value through profit or loss	1,346,894	(421,701)	925,193	(662,485)	(62,902)	(73,895)	125,911

Other liabilities	191,740	(12,641)	179,099	(68,927)	0	0	110,172
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,410	(6,735)	3,675	(2,460)	0	0	1,215

Remaining liabilities not subject to netting	247,223	0	247,223	0	0	0	247,223

Total liabilities	2,402,910	(434,875)	1,968,035	(731,412)	(62,914)	(111,771)	1,061,938

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 01 “Significant Accounting Policies: Offsetting Financial Instruments” of the Group’s Financial Report 2012.

The column ‘Impact of Master Netting Agreements’ discloses the amounts that are subject to master netting agreements but were not offset due to not meeting the net settlement/simultaneous settlement criteria; or because the rights of set off are conditional upon the default of the counterparty only.

The columns ‘cash collateral’ and ‘financial instrument collateral’ disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark to market values of derivatives are booked within the ‘Other liabilities’ and ‘Other assets’ balances respectively.

The cash and financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Six months ended Jun 30, 2013
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,266	2,426	4,692	118	97	215	4,907

Provision for credit losses	532	280	812	5	11	16	828
thereof: (Gains)/Losses from disposal of impaired loans	4	(43)	(39)	0	0	0	(39)

Net charge-offs:	(321)	(111)	(432)	0	0	0	(432)
Charge-offs	(336)	(199)	(535)	0	0	0	(535)
Recoveries	15	88	103	0	0	0	103

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(45)	(20)	(65)	0	0	0	(65)

Balance, end of period	2,432	2,575	5,007	123	108	231	5,237

Changes compared to prior year

Provision for credit losses absolute	83	(14)	69	17	9	26	95
relative	18%	(5)%	9%	(144)%	444%	(260)%	13%

Net charge-offs absolute	44	24	68	0	0	0	68
relative	(12)%	(18)%	(14)%	0%	0%	0%	(14)%

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

	Six months ended Jun 30, 2012
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m.	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,011	2,147	4,158	127	98	225	4,383

Provision for credit losses	449	294	743	(12)	2	(10)	733
thereof: (Gains)/Losses from disposal of impaired loans	4	(51)	(47)	0	0	0	(47)

Net charge-offs:	(365)	(135)	(500)	0	0	0	(500)
Charge-offs	(385)	(242)	(627)	0	0	0	(627)
Recoveries	20	107	127	0	0	0	127

Changes in the group of consolidated companies	0	0	0	0	0	0	0

Exchange rate changes/other	(32)	2	(30)	0	1	1	(29)

Balance, end of period	2,063	2,307	4,370	115	101	216	4,586

Changes compared to prior year

Provision for credit losses absolute	37	(140)	(103)	(14)	13	(1)	(104)
relative	9%	(32) %	(12) %	(684) %	118%	(11) %	(12) %

Net charge-offs absolute	15	(59)	(44)	0	0	0	(44)
relative	4%	(31) %	(8) %	0%	0%	0%	(8) %

Other Assets and Other Liabilities

in € m.	Jun 30, 2013	Dec 31, 2012
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	57,806	67,390
Receivables from prime brokerage	8,353	6,068
Pending securities transactions past settlement date	7,223	4,096
Receivables from unsettled regular way trades	92,374	19,758

Total brokerage and securities related receivables	165,757	97,312

Accrued interest receivable	3,677	3,238

Assets held for sale	87	107

Other	21,736	23,045

Total other assets	191,257	123,702

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of June 30, 2013	Information on the Consolidated Balance Sheet (unaudited)

in € m.	Jun 30, 2013	Dec 31, 2012
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	61,038	74,650
Payables from prime brokerage	33,660	30,520
Pending securities transactions past settlement date	5,904	3,029
Payables from unsettled regular way trades	92,917	19,257

Total brokerage and securities related payables	193,519	127,456

Accrued interest payable	3,966	3,592

Liabilities held for sale	0	78

Other	51,158	47,972

Total other liabilities	248,643	179,099

Long-Term Debt

in € m.	Jun 30, 2013	Dec 31, 2012
Senior debt:

Bonds and notes
Fixed rate	80,211	89,623
Floating rate	26,641	29,138

Subordinated debt:

Bonds and notes
Fixed rate	3,077	4,218
Floating rate	5,582	4,567

Other	27,265	29,779

Total long-term debt	142,775	157,325

Shares Issued and Outstanding

On April 30, 2013, Deutsche Bank AG issued 90 million new common shares at € 32.90 per share, resulting in total proceeds of € 3.0 billion. The shares were issued with full dividend rights for the year 2012 from authorized capital and without pre-emptive rights. As of June 30, 2013, related transaction costs that were directly recorded in equity amounted to € 0.3 million, net of tax.

in million	Jun 30, 2013	Dec 31, 2012
Shares issued	1,019.5	929.5

Shares in treasury	0.4	0.3

thereof:

buyback	0.0	0.0

other	0.4	0.3

Shares outstanding	1,019.1	929.2

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group enters regularly into irrevocable lending commitments as well as lending-related contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to what extent claims will be made. The Group considers these instruments in monitoring its credit exposure and may agree upon collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient evidence of a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending-related contingent liabilities without considering collateral or provisions. It shows the maximum potential impact to the Group in the event that all of these liabilities must be fulfilled. The table does not show the expected future cash outflows from these obligations as many of them will expire without being drawn, arising claims will be honoured by the customers, or such claims may be recovered from proceeds from obtained collateral.

in € m.	Jun 30, 2013	Dec 31, 2012
Irrevocable lending commitments	133,771	129,657

Contingent liabilities	68,799	68,358

Total	202,571	198,014

Other Contingencies

Litigation

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Note 29 “Provisions” of the Group’s Financial Report 2012 describes how the Group estimates provisions and expected losses in respect of its contingent liabilities, and the uncertainties and limitations inherent in such process. For these and other matters that may have a significant impact on the Group and for which an estimate can be made, the Group currently estimates that, as of June 30, 2013, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 1.2 billion (December 31, 2012: € 1.5 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR), Singapore Interbank Offered Rate (SIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

In connection with the above-referenced investigations, in the period from mid-2012 to early 2013, three financial institutions entered into settlements with the U.K. Financial Services Authority, U.S. Commodity Futures Trading Commission and U.S. Department of Justice (DOJ). While the terms of the various settlements differed, they all involved significant financial penalties and regulatory consequences. For example, one financial institution’s settlement included a Deferred Prosecution Agreement, pursuant to which the DOJ agreed to defer prosecution of criminal charges against that entity provided that the financial institution satisfies the terms of the Deferred Prosecution Agreement. The terms of the other two financial institutions’ settlements included Non-Prosecution Agreements, pursuant to which the DOJ agreed not to file criminal charges against the entities so long as certain conditions are met. In addition, affiliates of two of the financial institutions agreed to plead guilty to a crime in a United States court for related conduct.

In addition, a number of civil actions, including putative class actions, are pending in federal court in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other banks. All but one of these actions are filed on behalf of certain parties who allege that they held or transacted in U.S. Dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of collusion or manipulation by the defendants regarding the setting of U.S. Dollar LIBOR. These U.S. Dollar LIBOR civil actions have been consolidated for pre-trial purposes, and Deutsche Bank and the other bank defendants moved to dismiss the amended complaints that had been filed by the end of April 2012. On March 29, 2013, the Court dismissed a substantial portion of plaintiffs’ claims, such as the federal and state antitrust claims. The Court allowed some manipulation claims to proceed and granted plaintiffs’ motion to amend their complaints based on information that emerged in regulatory settlements.

Additional complaints against Deutsche Bank and other banks relating to the alleged manipulation of U.S. Dollar LIBOR have been filed in or otherwise transferred to the Southern District of New York by the Judicial Panel on Multidistrict Litigation but have been stayed pending the resolution of the motions to dismiss. Other actions against Deutsche Bank and other banks concerning U.S. Dollar LIBOR are currently pending in other federal district courts, and defendants are seeking to have them transferred to the Southern District of New York. One complaint relating to the alleged manipulation of Yen LIBOR and Euroyen TIBOR has also been filed in the Southern District of New York. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act, state and federal antitrust laws, the Racketeer Influcenced and Corrupt Organizations Act and other state laws.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) regarding the Kirch Group in an interview with Bloomberg television on February 4, 2002, was in breach of laws and resulted in financial damage.

Deutsche Bank	Consolidated Financial Statements	92
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. KGL Pool GmbH appealed the decision. On December 14, 2012, the appellate court altered the judgment by District Court Munich I and held that Deutsche Bank and Dr. Breuer are liable for damages assigned by one subsidiary of the former Kirch Group and claimed under the motion for payment, rendered a declaratory judgment in favor of certain subsidiaries and dismissed the claims assigned by certain other subsidiaries. On March 12, 2013, the appellate court handed down the written judgment containing the reasons. Deutsche Bank and Dr. Breuer filed a request for leave to appeal with the German Federal Supreme Court. The appellate court has asked a valuation expert to opine on the market value of ProSiebenSat.1 shares held by Kirch Media before the interview to facilitate its decision on the alleged damages underlying the payment claim.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, other asset-backed securities, commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in offerings of RMBS and other asset-backed securities. These cases include putative class action suits, actions by individual purchasers of securities, actions by trustees on behalf of RMBS trusts, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the court has approved a settlement of the case.

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. On March 29, 2012, the United States District Court for the Southern District of New York dismissed with prejudice and without leave to replead the putative Novastar Mortgage Corporation class action, which the plaintiffs appealed. On March 1, 2013, the United States Court of Appeals for the Second Circuit reversed the dismissal and remanded the case for further proceedings to the District Court. These cases are in various stages up through discovery. On April 17, 2013, Bank of America announced that it had reached a settlement in principle to dismiss various class action claims, which include the class action claims brought against underwriters, including Deutsche Bank, relating to RMBS issued by Countrywide Financial Corporation. On June 25, 2013, a motion for preliminary approval of the settlement was filed with the court. The settlement, which is subject to court approval, does not require any payment by underwriters, including Deutsche Bank.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Assured Guaranty Municipal Corporation, Aozora Bank, Ltd., Bayerische Landesbank, Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Freedom Trust 2011-2, John Hancock, Landesbank Baden-Württemberg, Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by WestLB AG), Royal Park Investments (as purported assignee of claims of a special purpose vehicle created to acquire certain assets of Fortis Bank), RMBS Recovery Holdings 4, LLC, VP Structured Products, LLC, Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Spencerview Asset Management Ltd., The Charles Schwab Corporation, and The Western and Southern Life Insurance Co. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates, and on January 4, 2013, the court issued an opinion explaining the basis for this order. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims. The plaintiffs repled the claims dismissed without prejudice by filing a new complaint on February 4, 2013. On July 17, 2013, pursuant to the terms of separate settlement agreements, Dexia SA/NV and Teachers Insurance and Annuity Association of America and their affiliates dismissed the lawsuits that had been filed against Deutsche Bank. The financial terms of the settlements are not material to Deutsche Bank.

On July 16, 2012, the Minnesota District Court dismissed with prejudice without leave to replead claims by Moneygram Payment Systems, Inc., which the plaintiffs have appealed. On January 13, 2013, Moneygram filed a summons with notice in New York State Supreme Court seeking to assert claims similar to those dismissed in Minnesota. On June 17, 2013, Moneygram filed an amended summons with notice and complaint in New York State Supreme Court. On July 22, 2013, the Minnesota Court of Appeals affirmed the dismissal of Deutsche Bank AG, but reversed the dismissal of Deutsche Bank Securities Inc.

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

Pursuant to terms of settlement agreements, litigations filed by Stichting Pensionfonds ABP, West Virginia Investment Management Board and The Union Central Life Insurance Company were dismissed. The financial terms of these settlements are not material to Deutsche Bank.

A number of entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

On May 8, 2012, Deutsche Bank reached a settlement with Assured Guaranty Municipal Corporation regarding claims on certain residential mortgage-backed securities (RMBS) issued and underwritten by Deutsche Bank that are covered by financial guaranty insurance provided by Assured. Pursuant to this settlement, Deutsche Bank made a payment of U.S. $ 166 million and agreed to participate in a loss share arrangement to cover a percentage of Assured’s future losses on certain RMBS issued by Deutsche Bank. This settlement resolves two litigations with Assured relating to financial guaranty insurance and limits claims in a third litigation where all the underlying mortgage collateral was originated by Greenpoint Mortgage Funding, Inc. (a subsidiary of Capital One), which is required to indemnify Deutsche Bank.

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from regulatory agencies concerning its historical processing of US-Dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws and as to whether such processing complied with U.S. and state laws. Deutsche Bank is cooperating with the regulatory agencies.

EC Credit Default Swaps Matter. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank expects to file a response contesting the EC’s preliminary conclusions during 2013.

Mortgage Repurchase Demands

From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S. $ 84 billion of private label securities and U.S. $ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of June 30, 2013, Deutsche Bank has approximately U.S. $ 5.9 billion of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank recorded provisions of U.S. $ 534 million as of June 30, 2013. There are other potential mortgage loan repurchase demands that Deutsche Bank anticipates may be made, but Deutsche Bank cannot reliably estimate their timing or amount.

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

As of June 30, 2013, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.7 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S. $ 41.7 billion of loans sold by Deutsche Bank as described above.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2013, were loans and commitments of € 4 million and deposits of € 13 million. As of December 31, 2012, there were loans and commitments of € 7 million and deposits of € 13 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

For further details about key management changes in the current quarter, please refer to the section Supervisory Board in the Management Report.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Jun 30, 2013		Dec 31, 2012
Loans outstanding, beginning of period	918		5,151

Loans issued during the period	460		436

Loan repayments during the period	643		4,610[1]

Changes in the group of consolidated companies	(386)	[2]	0

Exchange rate changes/other	4		(58)

Loans outstanding, end of period[3]	353		918

Other credit risk related transactions:

Allowance for loan losses	4		47

Provision for loan losses	0		47

Guarantees and commitments	55		55

[1]	The increase in repayments during 2012 is mainly related to the sale of a restructured loan transaction in Europe.
[2]

In the second quarter of 2013, some entities were fully consolidated for the first time, which were formerly classified as equity method investments. Therefore loans made to these investments were eliminated on consolidation. Consequently related provisions and allowances for loan losses reduced at the same time.

[3]	Loans past due were € 9 million as of June 30, 2013, and € 3 million as of December 31, 2012.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

Deposits received

	Associated companies and other related parties
in € m.	Jun 30, 2013	Dec 31, 2012
Deposits, beginning of period	245	247

Deposits received during the period	46	284

Deposits repaid during the period	127	284

Changes in the group of consolidated companies	(10)	(3)

Exchange rate changes/other	0	1

Deposits, end of period	154	245

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 390 million as of June 30, 2013, and € 110 million as of December 31, 2012. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 2 million as of June 30, 2013, and € 4 million as of December 31, 2012.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2013, transactions with these plans were not material for the Group.

Significant Transactions

BHF-BANK

On September 20, 2012, the Group announced that it has reached an agreement with Kleinwort Benson Group, a wholly owned subsidiary of RHJ International, on the sale of BHF-BANK AG. The transaction is subject to regulatory approvals. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate as of June 30, 2013 and will not reclassify the disposal group as held for sale until such approvals are given.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2013.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 87 million as of June 30, 2013 (December 31, 2012: € 107 million) and the disposal groups did not include any liabilities (December 31, 2012: € 78 million).

In the first quarter 2013, the Group classified several disposal groups mainly consisting of foreclosures as held for sale within the Corporate Division Corporate Banking & Securities. All assets are expected to be sold within one year. The classification as held for sale did not result in an impairment loss. The respective assets have been measured at fair value less costs to sell on a non-recurring basis, with fair value measurement categorized as level 3 in the fair value hierarchy.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of June 30, 2013	Other Financial Information (unaudited)

In the second quarter 2013, the Group classified two office buildings as held for sale. The premises, which were previously held as property and equipment, are included within the Corporate Divisions Deutsche Asset & Wealth Management and the Non-Core Operations Unit. Each of the buildings is expected to be sold within one year. Their classification as held for sale did not result in any impairment loss.

As of June 30, 2013 and December 31, 2012, no unrealized net gains (losses) relating to non-current assets and disposal groups classified as held for sale were recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Deutsche Asset & Wealth Management	A disposal group mainly consisting of real estate fund units.	None.	First quarter of 2013

Global Transaction Banking	A wholly owned subsidiary providing merchant acquiring services to multi-national clients.	None.	Second quarter 2013

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Date

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

Deutsche Bank	Other Information (unaudited)	98
Interim Report as of June 30, 2013	Non-GAAP Financial Measures

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

In connection with the implementation of the Group’s communicated strategy, the Group considers the post-tax return on average active equity, both on a Group and a segment basis. The post-tax return on both average shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 58 % for the three months ended June 30, 2013, and 31 % for the prior year’s quarter. The tax rate was 38 % for the six months ended June 30, 2013, and 27 % for the prior year’s comparative period. For the post-tax return on average active equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributable to the segments, so that the segment tax rates ranged from 34 % to 36 % for the current quarter and from 34 % to 36 % for the prior year’s quarter. The tax rate was 34 % for the six months ended June 30, 2013, and 33 % for the six months ended June 30, 2012.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests) as follows:

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012

Income (loss) before income taxes (IBIT)	792	967	3,206	2,854

Less pre-tax noncontrolling interests	(1)	(13)	(10)	(41)

IBIT attributable to Deutsche Bank shareholders	791	953	3,196	2,813

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

Deutsche Bank	Other Information (unaudited)	99
Interim Report as of June 30, 2013	Non-GAAP Financial Measures

	Three months ended		Six months ended
in € m.	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Average shareholders’ equity	56,990	55,683	55,803	54,995

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	(496)	420	(405)	504
Average dividend accruals	(625)	(784)	(681)	(772)

Average active equity	55,869	55,318	54,717	54,727

[1]

The tax effect on average accumulated other comprehensive income (loss) excluding foreign currency translation was € (24) million and € (39) million for the three and six months ended June 30, 2013, respectively. For the three and six months ended June 30, 2012, the tax effect was € (365) million and € (425) million, respectively.

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders (i.e., excluding pre-tax and post-tax noncontrolling interests), as a percentage of average shareholders’ equity.

	Three months ended		Six months ended
in %	Jun 30, 2013	Jun 30, 2012	Jun 30, 2013	Jun 30, 2012
Pre-tax return on average shareholders’ equity	5.6%	6.8%	11.5%	10.2%

Pre-tax return on average active equity	5.7%	6.9%	11.7%	10.3%

Post-tax return on average shareholders’ equity	2.3%	4.7%	7.1%	7.4%

Post-tax return on average active equity	2.4%	4.7%	7.3%	7.5%

Leverage Ratio

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated after applying adjustments to reported total assets and total equity under IFRS. Such adjusted measures, which are non-GAAP financial measures, are described within this report in the section “Risk Report – Balance Sheet Management”.

As outlined in the balance sheet management section, the Group has reassessed its leverage ratio calculation following the publication of the CRR/CRD 4 on June 27, 2013. Results are based on the Group’s current interpretation of rules and might therefore vary from the Group’s competitors’ assumptions and estimates. So the CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labelled measures used by the Group’s competitors.

CRR/CRD 4 Pro Forma Solvency Measures

While the Group’s regulatory risk-weighted assets, capital and ratios thereof are set forth throughout this document under the Basel 2.5 capital rules, the Group also sets forth in several places measures of the Group’s regulatory risk-weighted assets, capital and ratios thereof under a pro forma application of the CRR/CRD 4 rules, based on the Group’s assumptions as to how such rules will be implemented in the European Union and adopted in Germany. These assumptions will be refined as the relevant regulations were passed at the end of June 2013, as the Group continues to refine the Group’s models and as the Group’s and the industry’s understanding and interpretation of the rules evolve. Because the CRR/CRD 4 rules are not yet implemented, such measures are also non-GAAP financial measures. Deutsche Bank Group believes that these pro forma CRR/CRD 4 calculations provide useful information to investors as they reflect the Group’s progress against future regulatory capital standards and as many of the Group’s competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis, as described below.

Although the CRR/CRD 4 rules have to be applied on and after January 1, 2014 (the CRD 4 after implementation into national law), the Group determines pro forma Common Equity Tier 1 capital (CET 1 capital) and pro forma risk-weighted assets (RWA) according to the solvency rules under CRR/CRD 4. The Group’s interpretation is formally incorporated in policies governed by the same structures and committees as the policies that Deutsche Bank Group uses to calculate RWA and CET 1 capital under Basel 2.5 rules.

Deutsche Bank	Other Information (unaudited)	100
Interim Report as of June 30, 2013	Non-GAAP Financial Measures

The fully loaded CRR/CRD 4 metrics, which are implemented on a pro forma basis, reflect the application of the rules that are expected to govern Deutsche Bank as of 2019 according to that legislation. The transitional CRR/CRD 4 measures account for the probable phase-in of provisions which are expected to be allowed to ease the transition for banks to the fully loaded capital rules. As the final implementation of CRR/CRD 4 may differ from the Group’s earlier expectations, and the Group’s competitors’ assumptions and estimates regarding such implementation may vary, the Group’s CRR/CRD 4 non-GAAP financial measures may not be comparable with similarly labeled measures used by the Group’s competitors.

The following table presents a reconciliation of the estimated pro forma CET 1 capital as of June 30, 2013 under CRR/CRD 4 rules compared to Basel 2.5 rules, along with the Group’s estimated RWAs and capitalization ratios under CRR/CRD 4 rules.

Comparison of Common Equity Tier 1 Capital, Risk-Weighted Assets and Common Equity Tier 1 Capital Ratio under Basel 2.5 Reporting, Pro Forma CRR/CRD 4 Transition-Phase and Pro Forma CRR/CRD 4 “fully-loaded”

	Jun 30, 2013			Dec 31, 2012
in € bn. (unless stated otherwise)	Basel 2.5 reported	Pro forma CRR/CRD 4 transitional	Pro forma CRR/CRD 4 fully-loaded	Basel 2.5 reported	Pro forma CRR/CRD 4 transitional	Pro forma CRR/CRD 4 fully-loaded
Common Equity Tier 1 capital	41.7			38.0

CRR/CRD 4 impact on CET 1 capital
Adjustments not impacted by transitional provisions
Conversion from securitization deductions to RWA		0.9	0.9		1.0	1.0
Prudential valuation adjustments		0.0	0.0		0.0	0.0
Other		0.0	0.0		0.0	0.0
Adjustments impacted by transitional provisions
Goodwill and other intangible assets[1]		11.3	0.0		11.3	0.0
Debt Valuation Adjustments (DVA)[2]		0.0	(0.6)		(0.6)	(0.6)
Excess of expected loss over provision for credit losses		(0.1)	(0.6)		(0.1)	(0.6)
Deferred tax assets subject to full deduction treatment		0.0	(1.6)		0.0	(1.7)
Noncontrolling interests included in CET 1 capital[3]		0.0	(0.1)		0.0	(0.1)
Defined benefit pension fund assets		0.0	(0.7)		0.0	(0.9)
Unrealized gains/(losses) on assets and liabilities measured at fair value		0.0	0.2		0.0	0.3
Other[4]		1.3	(2.6)		1.0	(3.9)

Common Equity Tier 1 capital pro forma		55.1	36.5		50.5	31.3

Risk-Weighted Assets	314			334

CRR/CRD 4 impact on RWA
New charge for Credit Valuation Adjustments (CVA)		14	14		28	28
Reclassification of high risk securitization positions from CET 1 capital deductions into RWA		22	22		24	24
New charge for business with Central Counter-parties and clearing		3	3		4	4
Other [5]		20	14		19	12

Risk-Weighted Assets pro forma		372	367		408	401

Common Equity Tier 1 capital ratio	13.3%	14.8%	10.0%	11.4%	12.4%	7.8%

[1]	Only eligible goodwill/other intangible assets that are put against Additional Tier 1 instruments are shown here.
[2]

DVAs previously reported under “Adjustments not impacted by transitional provisions” are subject to transitional provisions of final CRR/CRD 4 rules and thus reported under “Adjustments impacted by transitional provisions” in the future.

[3]	The Group’s noncontrolling interests are not eligible for recognition as CET 1 under CRR/CRD 4 rules.
[4]

Includes own shares in trading book, deductions from significant investments in financial sector entities and deferred tax assets from temporary differences that arise from the application of the 10/15 % threshold rule.

[5]	Includes changes to Credit Risk and Market Risk RWA calculation as well as RWA related to capital deductions.